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Exhibit 99.1

ARRANGEMENT

involving

DRAXIS HEALTH INC.

and

JUBILANT ACQUISITION INC.

an indirect wholly-owned subsidiary of

JUBILANT ORGANOSYS LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE MAY 23, 2008
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

April 25, 2008

These materials are important and require your immediate attention. They require DRAXIS shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your Common Shares, please contact Georgeson Shareholder Communications Canada Inc. at 1.866.374.9878 or Computershare Investor Services Inc. at 1.800.564.6253.

April 25, 2008

Dear Shareholder:

        We would like to take this opportunity to invite you to our Annual and Special Meeting (the "Meeting") of Shareholders of DRAXIS Health Inc. ("DRAXIS"). This year's meeting will be held at the offices of McCarthy Tétrault LLP, Suite 5300, TD Bank Tower, Toronto, Ontario, Canada, on Friday, May 23, 2008 at 10:00 a.m. (Toronto time).

        At the Meeting, you will be asked to approve a plan of arrangement under the Canada Business Corporations Act involving DRAXIS, its shareholders and Jubilant Acquisition Inc. (the "Purchaser"), an indirect wholly-owned subsidiary of Jubilant Organosys Ltd. The plan of arrangement will result in the acquisition by the Purchaser of all of the outstanding common shares of DRAXIS ("Common Shares") for consideration of U.S.$6.00 per Common Share.

        The board of directors of DRAXIS has unanimously determined that the arrangement is fair to the holders of Common Shares and is in the best interests of DRAXIS, and unanimously recommends that holders of Common Shares vote FOR the special resolution approving the arrangement. The recommendation of the board of directors is based on the factors and considerations set out in detail in the accompanying management information circular.

        To become effective, the arrangement must be approved by a special resolution of at least two-thirds of the votes cast at the Meeting by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting. The arrangement is also subject to certain usual and customary conditions, including the approval of the Superior Court of Québec.

        Each of the directors of DRAXIS intends to vote his Common Shares in favour of the special resolution approving the arrangement.

        We are enclosing a notice of the Meeting, a management information circular for the meeting, a form of proxy and a letter of transmittal. The management information circular and the appendices attached to it, which we urge you to read carefully in consultation with your financial or other professional advisors, describe the arrangement and include certain other information to assist you in considering the arrangement.

        You may also obtain more information about DRAXIS at the website maintained by the Canadian Securities Administrators at www.sedar.com or by the Securities Exchange Commission at www.sec.gov.

        Your vote is important regardless of how many Common Shares you own. We hope that you will be able to attend the Meeting. To ensure that your vote is recorded, please return the enclosed form of proxy, properly completed and signed, prior to 5:00 p.m. (Toronto time) on May 21, 2008 (or not less than 48 hours, excluding Saturdays, Sundays and bank holidays, before any reconvened Meeting if the Meeting is adjourned or postponed), in the envelope provided for that purpose whether or not you plan to attend the Meeting.

        If you hold Common Shares through a broker, investment dealer, bank, trust company or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Meeting and should arrange for your intermediary to complete the necessary transmittal documents to ensure that you receive payment for your Common Shares if the proposed arrangement is completed.

        Shareholder registration will occur in advance of the Meeting beginning at 9:00 a.m.

        We hope to have the opportunity to welcome you on Friday, May 23, 2008. On behalf of the Board of Directors, we would like to take this opportunity to thank you for the support you have shown us in the past as a shareholder of DRAXIS.

Brian M. King Chairman of the Board of Directors	Dan Brazier President, Chief Executive Officer

DRAXIS HEALTH INC.

NOTICE OF
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting (the "Meeting") of the holders of common shares (the "Common Shares") of DRAXIS Health Inc. (the "Corporation") will be held at the offices of McCarthy Tétrault LLP, Suite 5300, TD Bank Tower, Toronto, Ontario, Canada, on Friday, May 23, 2008 at 10:00 a.m. (Toronto time) for the following purposes:

  (a)
  to consider, pursuant to an interim order of the Superior Court of Québec dated April 24, 2008 (the "Interim Order") and, if deemed advisable, to adopt, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act ("CBCA") involving the Corporation, its shareholders and Jubilant Acquisition Inc., a company incorporated under the laws of Canada, the full text of which is set forth in Appendix A to the accompanying management information circular (the "Circular");

  (b)
  to receive the financial statements of the Corporation for the year ended December 31, 2007, together with the report of the auditors thereon;

  (c)
  to elect directors, each to hold office until the earliest of the effective date of the Arrangement, the close of the next annual meeting of Shareholders of the Corporation or until his or her successor is appointed;

  (d)
  to appoint auditors for the ensuing year (to serve as auditors of the Corporation only until the effective date of the Arrangement, if the Arrangement is completed) and authorize the board of directors to fix their remuneration;

  (e)
  if the Arrangement Resolution is not approved, to consider and, if thought advisable, to adopt a resolution reconfirming the Shareholder Rights Plan dated as of April 23, 2002, the full text of which is set forth in Appendix H to the accompanying Circular; and

  (f)
  to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

        Holders of record of Common Shares at the close of business on April 24, 2008, the record date for the Meeting (the "Record Date"), will be entitled to notice of, and to vote at, the Meeting.

        The Meeting is both an annual and special meeting. Even if the Arrangement Resolution receives the required shareholder approval, the Corporation's shareholders must appoint auditors and elect directors to serve until the effective date of the Arrangement.

        The Board of Directors of the Corporation unanimously recommends that holders of Common Shares (the "Shareholders") vote FOR the Arrangement Resolution. The amended and restated arrangement agreement (the "Arrangement Agreement") entered into in respect of the Arrangement and the related transactions is summarized in the Circular and is available online at www.sedar.com or www.sec.gov. The full text of the plan of arrangement (the "Plan of Arrangement") implementing the Arrangement and the Interim Order are attached as Appendix B and Appendix C to the Circular, respectively.

        Whether or not you plan to attend the Meeting in person, please complete, date, sign and return (in the postage prepaid envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. To be used at the Meeting, proxies must be received by the Corporation's transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 before 5:00 p.m. (Toronto time) on May 21, 2008 (or not less than 48 hours, excluding Saturdays, Sundays and bank holidays, before any reconvened Meeting if the Meeting is adjourned or postponed). Registered Shareholders may also vote by telephone or over the Internet. Instructions on how to vote by telephone or over the Internet are provided in the materials enclosed. Non-registered beneficial Shareholders must follow the instructions provided by their broker, investment dealer, bank, trust company or other intermediary (each, a "Representative") to ensure their vote is counted at the Meeting and should contact such Representative to instruct them to deliver the holder's Common Shares to the depositary under the Arrangement. If you do not vote, or do not instruct your Representative how to vote, you will not be considered present in person or represented by proxy for the purposes outlined in paragraphs (a) through (f) above.

        Pursuant to the Interim Order and the Plan of Arrangement, registered shareholders have been granted the right to dissent in respect of the Arrangement and be paid the fair value of their Common Shares, subject to certain conditions. This dissent right, and the procedures for its exercise, are described in the Circular under the heading "Dissenting Shareholders' Rights" and in the Interim Order attached as Appendix C to the Circular. Only registered shareholders are entitled to exercise rights of dissent. Failure to comply strictly with the dissent procedures described in the Circular will result in the loss or unavailability of any right of dissent.

        Non-registered beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY REGISTERED OWNERS OF COMMON SHARES ARE ENTITLED TO DISSENT IN RESPECT OF THE ARRANGEMENT RESOLUTION. Non-registered beneficial owners should contact their broker, investment dealer, bank or other nominee in order to exercise dissent rights.

BY ORDER of the Board of Directors,

Alida Gualtieri
General Counsel and Secretary

Kirkland, Québec, Canada
April 25, 2008

i

Reception of Financial Statements	57
Election of Directors	57
Appointment of Auditors	59
Shareholder Rights Plan	59
INFORMATION CONCERNING DRAXIS	62
INFORMATION REGARDING JUBILANT AND THE PURCHASER	62
GENERAL INFORMATION CONCERNING THE MEETING	62
Proxy Solicitation and Depository	62
Voting Shares and Principal Holders	63
Voting Information	63
LEGAL MATTERS	66
ADDITIONAL INFORMATION	66
QUESTIONS AND FURTHER ASSISTANCE	66
APPROVAL OF DIRECTORS	66
APPENDIX A — ARRANGEMENT RESOLUTION	A-1
APPENDIX B — PLAN OF ARRANGEMENT	B-1
APPENDIX C — INTERIM ORDER AND MOTION	C-1
APPENDIX D — NOTICE OF APPLICATION FOR FINAL ORDER	D-1
APPENDIX E — OPINION OF BANC OF AMERICA SECURITIES CANADA CO.	E-1
APPENDIX F — SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT	F-1
APPENDIX G — INFORMATION CONCERNING DRAXIS	G-1
APPENDIX H — RESOLUTION TO RECONFIRM THE SHAREHOLDER RIGHTS PLAN	H-1
APPENDIX I — CHARTER OF THE BOARD OF DIRECTORS	I-1

ii

DRAXIS HEALTH INC.

MANAGEMENT PROXY CIRCULAR

        This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of DRAXIS for use at the Meeting and for the purposes set forth in the accompanying Notice of Meeting. A glossary of certain terms used in this Circular can be found on pages 4 to 12 of this Circular.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        DRAXIS is a corporation existing under the laws of Canada. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws. The proxy rules under the Exchange Act are not applicable to DRAXIS or this solicitation and, therefore, this solicitation is not being effected in accordance with such securities laws.

        ENFORCEMENT BY SHAREHOLDERS OF CIVIL REMEDIES UNDER UNITED STATES SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT DRAXIS IS ORGANIZED UNDER THE LAWS OF CANADA, THAT MOST OF DRAXIS' OFFICERS AND DIRECTORS ARE RESIDENTS OF COUNTRIES OTHER THAN THE UNITED STATES, AND THAT ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF DRAXIS ARE LOCATED OUTSIDE THE UNITED STATES. YOU MAY NOT BE ABLE TO SUE A CANADIAN COMPANY OR ITS OFFICERS OR DIRECTORS IN A CANADIAN COURT FOR VIOLATIONS OF U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A CANADIAN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A JUDGMENT BY A U.S. COURT.

        Shareholders should be aware that the Arrangement may have tax consequences in the United States that are summarized in this Circular under the heading "Certain Tax Considerations — Certain United States Federal Income Tax Considerations". Shareholders that are subject to United States taxation should be aware that such discussion is a summary only and are advised to consult their own tax advisor concerning United States Federal, state and local income tax consequences of participating in the Arrangement.

        THE ARRANGEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

REPORTING CURRENCIES AND EXCHANGE RATES

        All dollar figures or references to "$" in this Circular, unless otherwise specifically stated, are references to U.S. currency.

        Exchanging Canadian Dollars.    On April 24, 2008, the high and low exchange rates for one Canadian dollar expressed in U.S. dollars, based upon the highest and lowest bid rates published by the Bank of Canada, were $0.9880 and $0.9794 respectively.

        Exchanging U.S. Dollars.    On April 24, 2008, the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, based upon the highest and lowest bid rates published by the Bank of Canada, were CDN$1.0210 and CDN$1.0121 respectively.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD LOOKING STATEMENTS

        This Circular contains forward-looking statements within the meaning of Section 27A of the 1933 Act and Section 21E of the Exchange Act and as contemplated under other applicable securities legislation. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "continue", "plan", "intend", "believe" or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

        These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of DRAXIS to be materially different from such statements or from any future results or performance implied thereby. Factors and assumptions that could cause DRAXIS' results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

  •
  the acquisition of DRAXIS by the Purchaser;

  •
  the ability of each of Purchaser, Jubilant and DRAXIS to satisfy all of the closing conditions to complete the Arrangement;

  •
  the possibility that the Shareholders do not approve the Arrangement at the Meeting;

  •
  the achievement of desired clinical trial results related to DRAXIS' pipeline products;

  •
  timely regulatory approval of DRAXIS' products;

  •
  the ability to comply with regulatory requirements applicable to the manufacture and marketing of DRAXIS' products;

  •
  DRAXIS' ability to obtain and enforce effective patents;

  •
  the non-infringement of third party patents or proprietary rights by DRAXIS and its products;

  •
  factors beyond DRAXIS' control that could cause interruptions in operations in its single manufacturing facility (including, without limitation, material equipment breakdowns);

  •
  reimbursement policies related to health care;

  •
  the establishment and maintenance of strategic collaborative and commercial relationships;

  •
  DRAXIS' dependence on a small number of key customers;

  •
  the disclosure of confidential information by DRAXIS' collaborators, employees or consultants;

  •
  the preservation of healthy working relationships with DRAXIS' union and employees;

  •
  DRAXIS' ability to grow the business;

  •
  the fluctuation of DRAXIS' financial results and exchange and interest rate fluctuations;

  •
  the adaptation to changing technologies;

  •
  the loss of key personnel;

  •
  the avoidance of product liability claims;

  •
  the loss incurred if current lawsuits against DRAXIS succeed;

  •
  the volatility of the price of Common Shares;

  •
  market acceptance of DRAXIS' products; and

  •
  factors described under "Outlook" in DRAXIS' MD&A for the most recent fiscal quarter; and the risks described in "Item 3. Key Information — Risk Factors" in the Annual Report Form 20-F filed by DRAXIS with the United States Securities and Exchange Commission on March 31, 2008 and which is also filed as DRAXIS' Annual Information Form with Canadian securities regulators.

INFORMATION CONTAINED IN THIS CIRCULAR

        Information contained in this Circular is given as of April 25, 2008, except as otherwise noted.

        No person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution, or be considered to have been authorized by DRAXIS, Jubilant or the Purchaser.

        This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

        Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

        All information relating to Jubilant or the Purchaser contained in this Circular has been provided to DRAXIS by those parties. The Board has relied upon this information without having made independent inquiries as to the accuracy or completeness thereof; however, it has no reason to believe such information is misleading or inaccurate.

        THE ARRANGEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        Certain information concerning the income tax consequences of the Arrangement to Shareholders is set forth in "Certain Tax Considerations — Certain Canadian Federal Income Tax Considerations" and in "Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations". Shareholders should be aware that the transactions contemplated in this Circular may have tax consequences in Canada and any other jurisdiction in which a Shareholder is subject to income taxation; such consequences may not be described fully in this Circular and Shareholders should consult their own tax advisors in respect of the Arrangement.

GLOSSARY OF TERMS

        Unless the context otherwise requires, the following terms shall have the meanings set forth below when used in this Circular:

        "427 Canco" means 4271513 Canada Inc., a wholly-owned subsidiary of DRAXIS;

        "1933 Act" means the United States Securities Act of 1933, as amended;

        "2006 Stock Option Plan" means the stock option plan of DRAXIS approved by Shareholders on May 18, 2006 and amended on May 17, 2007;

        "Acquiring Person" has the meaning ascribed thereto under the heading "Other Matters Coming before the Meeting — Shareholder Rights Plan — Issue of Rights";

        "Acquisition Proposal" means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only DRAXIS and/or one or more of its wholly-owned subsidiaries, any offer, proposal, expressions of interest, or inquiry from any person (other than the Purchaser or any of its affiliates) after the date of the Arrangement Agreement relating to:

  (a)
  any acquisition, issuance or sale, direct or indirect, of:

  (i)
  the assets of DRAXIS and/or one or more of its subsidiaries that, individually or in the aggregate:

  (A)
  constitute 20% or more of the fair market value of the consolidated assets of DRAXIS and its subsidiaries;

  (B)
  generate 20% or more of the consolidated revenue of DRAXIS and its subsidiaries; or

  (C)
  generate 20% or more of the consolidated operating income of DRAXIS and its subsidiaries; or

  (ii)
  20% or more of any voting or equity securities of DRAXIS or any of its subsidiaries whose assets, individually or in the aggregate:

  (A)
  constitute 20% or more of the fair market value of the consolidated assets of DRAXIS and its subsidiaries;

  (B)
  generate 20% or more of the consolidated revenue of DRAXIS and its subsidiaries; or

  (C)
  generate 20% or more of the consolidated operating income of DRAXIS and its subsidiaries;

  (b)
  any take-over bid, tender offer or exchange offer that, if consummated, would result in such person beneficially owning 20% or more of any class of voting or equity securities of DRAXIS; or

  (c)
  a plan of arrangement, merger, amalgamation, consolidation, share exchange, share issuance, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving DRAXIS or any of its subsidiaries whose assets, individually or in the aggregate:

  (i)
  constitute 20% or more of the fair market value of the consolidated assets of DRAXIS and its subsidiaries;

  (ii)
  generate 20% or more of the consolidated revenue of DRAXIS and its subsidiaries; or

  (iii)
  generate 20% or more of the consolidated operating income of DRAXIS and its subsidiaries, but, in all cases, excluding for greater certainty the ordinary course refinancing of existing indebtedness of DRAXIS or its subsidiaries as permitted by the terms of the Arrangement Agreement;

        "Advisors" has the meaning ascribed thereto under the heading "The Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out"';

        "affiliates" has the meaning ascribed thereto in the Securities Act;

        "Applicable Law" means with respect to any person or property, any domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person or property, as amended;

        "Arrangement" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of DRAXIS and the Purchaser, each acting reasonably;

        "Arrangement Agreement" means the amended and restated arrangement agreement dated as of April 24, 2008, between DRAXIS, the Purchaser and Jubilant and any amendment thereto made in accordance with such Arrangement Agreement;

        "Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form attached as Appendix A to this Circular;

        "Articles of Arrangement" means the articles of arrangement of DRAXIS in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made by the Court, which shall be in a form and content satisfactory to DRAXIS and the Purchaser, each acting reasonably, subject to any amendments or variations thereto made with the consent of DRAXIS and the Purchaser, each acting reasonably;

        "Banc of America" means Banc of America Securities Canada Co.;

        "Board" means the board of directors of DRAXIS as the same is constituted from time to time;

        "business day" means any day, other than a Saturday, a Sunday and a statutory or civic holiday in Montréal, Québec, Canada; Toronto, Ontario, Canada; New York, New York, United States of America or Delhi, India;

        "CBCA" means the Canada Business Corporations Act, and the regulations made thereunder, as promulgated or amended from time to time (or such other corporate statute that is DRAXIS' governing corporate statute at the relevant time);

        "CDS" means CDS Clearing and Depository Services Inc.;

        "Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

        "Chair of the Board" has the meaning ascribed thereto at Appendix G under the heading "Information concerning DRAXIS — Statement of Corporate Governance Practices — Position Description";

        "Change in Recommendation" has the meaning ascribed thereto under the heading "The Arrangement Agreement — Termination of the Arrangement Agreement";

        "Circular" means this Circular, including all appendices thereto and the documents incorporated by reference herein;

        "CM Business" means all of the assets, liabilities, undertaking and enterprise of DSPI relating to its contract manufacturing business known as DRAXIS Pharma, a division of DSPI;

        "CM Business Transfer Agreement" means the asset transfer agreement pursuant to which DSPI will transfer the CM Business to DP Partnership;

        "Code" the United States Internal Revenue Code of 1986, as amended from time to time;

        "Commissioner" means the commissioner appointed under the Competition Act;

        "Commitment Letter" has the meaning ascribed thereto in the Arrangement Agreement;

        "Common Shares" means the common shares in the capital of DRAXIS, as currently constituted and, after the transaction described in Section 2.3(f) of the Plan of Arrangement, means the DHI Amalco Shares;

        "Competing Permitted Bid" has the meaning ascribed thereto under the heading "Other Matters Coming before the Meeting — Shareholder Rights Plan — Permitted Bid Requirements";

        "Competition Act" means the Competition Act (Canada), as amended from time to time;

        "Confidentiality Agreement" means the letter agreement dated November 2, 2007 between Jubilant and DRAXIS pursuant to which Purchaser was provided with access to confidential information of DRAXIS;

        "Consideration" means the amount of $6.00 in cash per Common Share;

        "Contract" means any contract, agreement, license, franchise, lease, arrangement, commitment, or other right or obligation to which DRAXIS or any of its subsidiaries is a party or by which DRAXIS or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject other than purchase orders;

        "Court" means the Superior Court of Québec;

        "CRA" means the Canada Revenue Agency;

        "Credit Facilities" has the meaning ascribed thereto under the heading "The Arrangement — Sources of Funds for the Arrangement — Debt Financing";

        "Deferred Share Unit Plan" means the deferred share unit plan for senior management employees of DRAXIS;

        "Demand for Payment" has the meaning ascribed thereto under the heading "Dissenting Shareholders' Rights";

        "Depositary" means Computershare Investor Services Inc.;

        "DHI Amalco" means the corporation resulting from the amalgamation of DRAXIS, DSPI and 427 Canco pursuant to Step 2.3(f) of the Plan of Arrangement;

        "DHI Amalco Share" means a common share in the capital of DHI Amalco;

        "Director" means the Director appointed pursuant to Section 260 of the CBCA;

        "Disclosure Letter" means the disclosure letter executed and delivered by DRAXIS to the Purchaser in connection with the execution of the Arrangement Agreement;

        "Dissent Rights" has the meaning ascribed thereto under the heading "Dissenting Shareholders' Rights";

        "Dissenting Common Shares" has the meaning ascribed thereto under the heading "Dissenting Shareholders' Rights";

        "Dissenting Shareholder" means a Registered Shareholder who has properly exercised such Registered Shareholder's Dissent Rights in respect of the Arrangement in strict compliance with such Dissent Rights as set forth under the heading "Dissenting Shareholders' Rights" and does not withdraw such exercise prior to the Effective Time;

        "DP Partnership" means a general partnership, the partners of which are DSPI and a wholly-owned subsidiary of DSPI;

        "DRAXIS" means DRAXIS Health Inc., a corporation existing under the laws of Canada and, where the context requires, its subsidiaries or any successor corporation;

        "DRAXIS Financial Statements" means DRAXIS' audited financial statements as at and for the fiscal years ended December 31, 2007, 2006 and 2005 (including the notes thereto and related management's discussion and analysis);

        "DRAXIS Stock Option Plans" means the Stock Option Plan and the 2006 Stock Option Plan;

        "DSPI" means DRAXIS Specialty Pharmaceuticals Inc., a wholly-owned subsidiary of DRAXIS;

        "DSUs" means deferred share units granted to members of senior management pursuant to the Deferred Share Unit Plan;

        "EBITDA" means earnings before interest, taxes, depreciation and amortization;

        "Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

        "Effective Time" means 12:01 a.m. on the Effective Date;

        "Ethics Code" has the meaning ascribed thereto in Appendix G under the heading "Information Concerning DRAXIS — Statement of Corporate Governance Practices — Code of Ethics and Business Conduct";

        "Exchanges" means the TSX and NASDAQ, and "Exchange" means any one of them;

        "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended;

        "Exempt Acquisition" has the meaning ascribed thereto under the heading "Other Matters Coming before the Meeting — Shareholder Rights Plan — Waiver";

        "Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both DRAXIS and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both DRAXIS and the Purchaser, each acting reasonably) on appeal;

        "Flip-in Event" has the meaning ascribed thereto under the heading "Other Matters Coming before the Meeting — Shareholder Rights Plan — Issue of Rights";

        "GAAP" means generally accepted accounting principles in the U.S.;

        "Georgeson" means Georgeson Shareholder Communications Canada Inc.;

        "Governmental Entity" means:

  (a)
  any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

  (b)
  any subdivision, agent, commission, board or authority of any of the foregoing;

  (c)
  any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or

  (d)
  any stock exchange, including the Exchanges;

        "HSR Act" means the Hart-Scott Rodino Antitrust Improvements Act of 1976 (United States), as amended from time to time;

        "Independent Shareholders" has the meaning ascribed thereto under the heading "Other Matters Coming before the Meeting — Shareholder Rights Plan — Permitted Bid Requirements";

        "Intellectual Property Rights" means all patents (and applications, renewals, provisional, re-issuances, continuations, continuations-in-part, divisions, revisions, extensions and re-examinations thereof), inventions, trade-marks (both registered and unregistered), trade names, service marks, copyrights, trade secrets, know-how and all other intellectual property and proprietary rights that are material for the conduct of the business of DRAXIS and its subsidiaries;

        "Interim Order" means the interim order of the Court in respect of the Arrangement dated April 24, 2008, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court with the consent of DRAXIS and the Purchaser, each acting reasonably, a copy of which is attached as Appendix C to this Circular;

        "Intermediary" means an intermediary that a Non-Registered Shareholder deals with in respect of its Common Shares, including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self administered RRSPs, RRIFs, RESPs and similar plans;

        "Investment Canada Act" means the Investment Canada Act, as amended from time to time;

        "IRS" means the Internal Revenue Service;

        "Jubilant" means Jubilant Organosys Ltd., a corporation incorporated under the laws of India;

        "Key Regulatory Approvals" means those sanctions, rulings, exemptions, Permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of and from any Governmental Entity required to proceed with the transactions contemplated by the Arrangement Agreement (other than the Pre-Acquisition Reorganization or any Supplemental Pre-Acquisition Reorganization) as set out in Schedule C to the Arrangement Agreement;

        "Key Third Party Consents" means:

  (a)
  those Third Party Consents relating to customers set out in Schedule D to the Arrangement Agreement; and

  (b)
  those Third Party Consents, if any, not set out in Schedule 3.1(e) to the Disclosure Letter and required to proceed with the transactions contemplated by the Arrangement Agreement (other than the Pre-Acquisition Reorganization or any Supplemental Pre-Acquisition Reorganization) other than Third Party Consents where the failure to obtain the required consent or approval, would not be reasonably expected to have, individually or in the aggregate a Material Adverse Effect;

        "Lender" has the meaning ascribed thereto under the heading "The Arrangement — Sources of Funds for the Arrangement — Debt Financing";

        "Letter of Transmittal" means the letter of transmittal to be mailed by DRAXIS to Shareholders pursuant to which a Registered Shareholder may surrender certificate(s) representing Common Shares and receive, on the completion of the Arrangement, the Consideration;

        "Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

        "Material Adverse Effect" has the meaning ascribed thereto under the heading "The Arrangement Agreement — Representations and Warranties";

        "Material Contract" means any Contract:

  (a)
  under which DRAXIS or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $500,000 in the aggregate;

  (b)
  relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset other than inter-company indebtedness;

  (c)
  providing for the establishment, organization or formation of any joint ventures;

  (d)
  under which DRAXIS or any of its subsidiaries is obligated to make or expects to receive payments in excess of $100,000 ($150,000 in respect of Contracts of employment) per annum excluding purchase orders in respect of operating expenses issued in the ordinary course of business and excluding Contracts entered into in the ordinary course of business relating to:

  (i)
  telecommunication services;

  (ii)
  information technology software licenses and service agreements;

  (iii)
  uniforms, safety glasses and shoes;

  (iv)
  food services;

  (v)
  office supplies;

  (vi)
  offsite storage for documents and equipment;

    (vii)
    waste pick-up;

    (viii)
    copier services; and

    (ix)
    courier services;

  (e)
  that limits or restricts DRAXIS or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; or

  (f)
  in respect of which DRAXIS or any of its subsidiaries has directly or indirectly given an exclusive license regarding any of the Intellectual Property Rights or the Technology;

        "Material Subsidiaries" means the following subsidiaries of DRAXIS:

  (a)
  DSPI;

  (b)
  427 Canco;

  (c)
  DRAXIMAGE LLC;

  (d)
  DRAXIMAGE (U.K.) Limited; and

  (e)
  Deprenyl Animal Health, Inc.;

        "Meeting" means the annual and special meeting of Shareholders, including any adjournment or postponement thereof, to be held on May 23, 2008 in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

        "Named Executive Officers" has the meaning ascribed thereto in Appendix G under the heading "Information Concerning DRAXIS — Executive Compensation — Summary Compensation Table";

        "NASDAQ" means the NASDAQ Global Select Market;

        "Non-Registered Shareholder" means a beneficial owner of Common Shares that are registered either in the name of an Intermediary or in the name of a depositary;

        "Non-Resident Shareholder" means a Shareholder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times,

  (a)
  has not been and is not a resident or deemed to be resident in Canada; and

  (b)
  does not use or hold and is not deemed to use or hold Common Shares in connection with carrying on a business in Canada;

        "Non-Resident Dissenting Shareholder" means a Shareholder who has properly exercised such Shareholder's Dissent Rights in respect of the Arrangement in strict compliance with the Dissent Rights and who is a Non-Resident Shareholder;

        "Non-U.S. Holder" has the meaning ascribed thereto under the heading "Certain Tax Considerations — Certain United States Federal Income Tax Considerations";

        "Notice of Dissent" means a written objection to the Arrangement Resolution by a Shareholder;

        "Notice of Meeting" means the notice of the Meeting dated April 25, 2008 which accompanies this Circular;

        "Notice of Application" means the notice of application in respect of the Final Order to be filed with the Court on behalf of DRAXIS, a copy of which is attached as Appendix D to this Circular;

        "Notifiable Transaction" means a transaction that exceeds certain financial thresholds which requires prior notification under the Competition Act;

        "Offer to Pay" means a written offer to a Dissenting Shareholder by DRAXIS to pay to such person the fair value of such person's Common Shares;

        "Officer" means any of Dan Brazier, Mark Oleksiw, Jean-Pierre Robert, Alida Gualtieri and Jerry Ormiston (being the only executive officers of DRAXIS within the meaning of National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators) and "Officers" means all of them;

        "Option" means an option to purchase Common Shares granted under the DRAXIS Stock Option Plans;

        "Option Consideration" means a cash amount equal to the excess, if any, of (a) the product of the number of Common Shares underlying the particular Option and the Consideration over (b) the aggregate exercise price payable under such Option by the holder to acquire the Common Shares underlying such Option (or if the exercise price of such Option under the terms of such Option is expressed in Canadian currency, the U.S. dollar equivalent of such exercise price determined by using the U.S. Dollar/Canadian Dollar Daily Noon Rate as published by the Bank of Canada on the business day prior to the Effective Date);

        "Option Holder" means a holder of one or more Options;

        "OSC" means the Ontario Securities Commission;

        "Outside Date" means October 6, 2008, or such later date as may be agreed to in writing by the Parties;

        "Parties" means DRAXIS, Jubilant and the Purchaser, and "Party" means any of them;

        "Permit" means any license, permit, certificate, consent, order, grant, approval, registration or other authorization of and from any Governmental Entity;

        "Permitted Bid" has the meaning ascribed thereto under the heading "Other Matters Coming before the Meeting — Shareholder Rights Plan — Issue of Rights";

        "person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

        "PFIC" has the meaning ascribed thereto under the heading "Certain Tax Considerations — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations";

        "Plan of Arrangement" means the plan of arrangement, substantially in the form of Appendix B to this Circular, and any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of DRAXIS and the Purchaser, each acting reasonably;

        "Pre-Acquisition Reorganization" means the reorganization described under the heading "The Arrangement Agreement — Pre-Acquisition Reorganization";

        "Proposed Amendments" has the meaning ascribed thereto under the heading "Certain Tax Considerations — Certain Canadian Federal Income Tax Considerations";

        "Purchaser" means Jubilant Acquisition Inc., a corporation existing under the laws of Canada, an indirect wholly-owned subsidiary of Jubilant;

        "Record Date" means April 24, 2008;

        "Registered Shareholder" means a registered holder of Common Shares as recorded in the Shareholders' register maintained by the Transfer Agent;

        "Regulations" has the meaning ascribed thereto under the heading "Certain Tax Considerations — Certain Canadian Federal Income Tax Considerations";

        "Representatives" has the meaning ascribed thereto under the heading "The Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out"';

        "Resident Shareholder" means a Shareholder who, for purposes of the Tax Act and any applicable tax treaty or convention, at all relevant times, is or is deemed to be resident in Canada;

        "Resident Dissenting Shareholder" means a Shareholder who has properly exercised such Shareholder's Dissent Rights in respect of the Arrangement in strict compliance with the Dissent Rights and who is a Resident Shareholder;

        "Resident Option Holder" means an Option Holder who is an officer, director or employee of DRAXIS or DSPI who, at all relevant times and for purposes of the Tax Act and any applicable tax treaty or convention, is, or is deemed to be, resident in Canada;

        "Response Period" has the meaning ascribed thereto under the heading "The Arrangement Agreement — Purchaser Right to Match";

        "Review Period" has the meaning ascribed thereto under the heading "The Arrangement Agreement — Purchaser Right to Match";

        "Reviewable Transactions" means a transaction involving the acquisition of control of a Canadian business by a non-Canadian that is subject to review under the Investment Canada Act;

        "Right" has the meaning ascribed thereto under the heading "Other Matters Coming before the Meeting — Shareholder Rights Plan — Issue of Rights";

        "Rights Plan Resolution" means the resolution reconfirming the Shareholder Rights Plan to be voted upon at the Meeting only if the Arrangement Resolution is not passed, substantially in the form attached as Appendix H to this Circular;

        "SEC" means the United States Securities and Exchange Commission and includes any successor thereto;

        "Securities Act" means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

        "Securities Authorities" means the SEC, the OSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada and the various states of the U.S.;

        "Securities Laws" means the Securities Act, together with all other applicable provincial and United States federal and state securities laws, rules and regulations and published policies thereunder as now in effect and as they may be promulgated or amended from time to time;

        "Separation Time" has the meaning ascribed thereto under the heading "Other Matters Coming before the Meeting — Shareholder Rights Plan — Issue of Rights";

        "Shareholder Rights Plan" means the shareholder rights plan agreement dated April 23, 2002 between DRAXIS and Computershare Trust Company of Canada, as amended and reconfirmed from time to time;

        "Shareholders" means the holders of Common Shares;

        "Special Committee" means the special committee of independent directors of the Board constituted as described in "The Arrangement — Background of the Arrangement";

        "Stock Option Plan" means the stock option plan of DRAXIS approved by the Shareholders on February 3, 1988 and amended on June 27, 2001 and May 17, 2007;

        "subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

        "Superior Proposal" means any bona fide written Acquisition Proposal that is an unsolicited offer made after the date of the Arrangement Agreement (and not obtained in violation of the non-solicitation provisions of the Arrangement Agreement) that relates to 100% of the outstanding Common Shares and:

  (a)
  that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal;

  (b)
  that is made to all shareholders in Canada and the U.S. on the same terms and conditions;

  (c)
  if applicable, in respect of which financing commitment letters from recognized financial institutions with conditions not more onerous in any material respect than those contemplated by the Arrangement Agreement, such financial institutions and the terms of such financing commitment letters to be reasonably satisfactory to DRAXIS, have been furnished to DRAXIS or, in the alternative, other evidence satisfactory to DRAXIS that the purchaser has sufficient funds on hand to complete the transaction contemplated by such proposal;

  (d)
  is not subject to a due diligence condition; and

  (e)
  in respect of which the Board determines, in its good faith judgment, upon the advice of its outside legal and financial advisors, that:

  (i)
  failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with its fiduciary duties under Applicable Law; and

  (ii)
  after taking into account all the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), will result in a transaction more favourable to the Shareholders from a financial point of view than the transactions contemplated by the Arrangement Agreement taking into account any change proposed by the Purchaser pursuant to the Arrangement Agreement;

        "Supplemental Pre-Acquisition Reorganization" has the meaning ascribed thereto under the heading "The Arrangement Agreement — Pre-Acquisition Reorganization";

        "Tax Act" means the Income Tax Act (Canada), as amended from time to time;

        "Technology" has the meaning ascribed thereto in the Arrangement Agreement;

        "Termination Fee" means $10.5 million;

        "Third Party Consents" means those consents, approvals and notices required by DRAXIS to proceed with the transactions contemplated by the Arrangement Agreement (other than the Pre-Acquisition Reorganization or any Supplemental Pre-Acquisition Reorganization) from any third person, including from customers, in respect of any Contract of DRAXIS or any of its Material Subsidiaries under which DRAXIS or any of its Material Subsidiaries is obligated to make or expects to receive payments in excess of $50,000 in the aggregate other than consents and notices relating to Contracts entered into in the ordinary course of business relating to:

  (a)
  telecommunication services;

  (b)
  information technology software licenses and service agreements;

  (c)
  uniforms, safety glasses and shoes;

  (d)
  food services;

  (e)
  office supplies;

  (f)
  offsite storage for documents and equipment;

  (g)
  waste pick-up;

  (h)
  copier services; and

  (i)
  courier services;

        "Transfer Agent" means Computershare Investor Services Inc. or any successor thereof, transfer agent for the Common Shares;

        "TSX" means the Toronto Stock Exchange;

        "U.S." means United States of America; and

        "U.S. Holder" has the meaning ascribed thereto under "Certain Tax Considerations — Certain United States Federal Income Tax Considerations".

SUMMARY

        The following is a summary of certain information contained elsewhere in this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the Appendices. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms found on pages 4 to 12 of this Circular.

Meeting of Shareholders

        The Meeting will be held on Friday, May 23, 2008 at 10:00 a.m. (Toronto time) at the offices of McCarthy Tétrault LLP, Suite 5300, TD Bank Tower, Toronto, Ontario. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution. Shareholders of record on the close of business on the Record Date will be entitled to vote at the Meeting.

        In addition to considering the Arrangement Resolution, Shareholders will also receive the financial statements for the year ended December 31, 2007 and the auditor's report thereon, and consider resolutions respecting the election of directors, the appointment of auditors and, if the Arrangement Resolution is not approved, the reconfirmation of the Shareholder Rights Plan.

The Arrangement

        If the Arrangement Resolution is approved by Shareholders and all of the other conditions to closing of the Arrangement are satisfied or waived, Jubilant, through the Purchaser, its indirect wholly-owned subsidiary, will acquire all of the outstanding Common Shares at a price per Common Share of $6.00 in cash. Each Option granted and outstanding immediately prior to the Effective Time will be acquired by DRAXIS for a payment in cash equal to the Option Consideration. Each DSU granted and outstanding immediately prior to the Effective Time will be cancelled in exchange for a payment in cash by DRAXIS equal to the Consideration. If the Arrangement Resolution is approved, the Arrangement will be implemented by way of a court approved plan of arrangement under the CBCA. See "The Arrangement".

Recommendation of the Special Committee

        The Board established the Special Committee to review DRAXIS' strategic alternatives and to consider a potential transaction. The Special Committee has unanimously determined that the Arrangement is fair to Shareholders and that it is in the best interests of DRAXIS for the Arrangement to be consummated, and that the Board should support the Arrangement on the terms contained in the Arrangement Agreement. Accordingly, the Special Committee has unanimously recommended that the Board approve the Arrangement and recommend to Shareholders that they vote FOR the Arrangement Resolution. See "The Arrangement — Recommendation of the Special Committee".

Recommendation of the Board

        The Board has unanimously determined that the Arrangement is fair to Shareholders and that it is in the best interests of DRAXIS for the Arrangement to be consummated. Accordingly, the Board has approved the Arrangement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution. See "The Arrangement — Recommendation of the Board".

Reasons for the Board Recommendation

        The Board considered a number of factors in concluding that the Arrangement is in the best interests of DRAXIS and fair to the Shareholders, including the following:

  •
  the Consideration to be received by Shareholders for each Common Share under the Arrangement represents a 22.4% premium over the closing price of the Common Shares on the NASDAQ on April 3, 2008, the last trading day on the NASDAQ prior to the public announcement of the Arrangement and a 41.2% premium over the closing price of the Common Shares on the NASDAQ on March 13, 2008, the

    last trading day on the NASDAQ prior to the request by securities regulators to explain increased trading in Common Shares on March 14, 2008;

  •
  the opinion of Banc of America, dated April 4, 2008, delivered to the Special Committee and the Board as to the fairness, from a financial point of view and as of the date of such opinion, of the consideration of $6.00 per Common Share to be received by the Shareholders in the Arrangement. See "The Arrangement — Opinion of the Special Committee's Financial Advisor";

  •
  beginning in May 2006 when the Board established the Special Committee, DRAXIS conducted an extensive review of its strategic alternatives led by the Special Committee and assisted by outside financial and legal advisors;

  •
  the view of the Special Committee and the Board that the terms and conditions of the Arrangement Agreement, including the amount of the Termination Fee payable by DRAXIS in certain circumstances, do not prevent an unsolicited third party from proposing or making a Superior Proposal or, provided DRAXIS complies with the terms of the Arrangement Agreement, preclude the Board from considering and acting on a Superior Proposal;

  •
  the likelihood of satisfying the conditions to the Purchaser's obligation to complete the Arrangement;

  •
  the fact that the Consideration under the Arrangement is all cash, which provides certainty of value to Shareholders compared to a transaction in which Shareholders would receive all or part of the Consideration in securities;

  •
  the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote;

  •
  if a higher offer were to be made prior to the Meeting, Shareholders would be free to consider such an offer and, if deemed appropriate, support such an offer and vote against the Arrangement Resolution, subject to DRAXIS' obligation to pay the expenses incurred by the Purchaser in connection with the Arrangement and, in certain circumstances, the Termination Fee;

  •
  the Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders;

  •
  Option Holders will receive cash for each Option held in an amount equal to the Option Consideration;

  •
  holders of DSUs will be entitled to receive for each DSU held cash in an amount equal to the Consideration; and

  •
  the availability of Dissent Rights for Registered Shareholders.

        See "The Arrangement — Reasons for the Board Recommendation".

Opinion of the Special Committee's Financial Advisor

        In connection with the Arrangement, Banc of America, the Special Committee's financial advisor, delivered to the Special Committee and the Board a written opinion, dated April 4, 2008, as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration of $6.00 per Common Share to be received by the Shareholders in the Arrangement. The full text of the written opinion, dated April 4, 2008, of Banc of America, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Appendix E to this Circular and is incorporated by reference herein in its entirety. Shareholders are urged to read such opinion in its entirety. Banc of America provided its opinion to the Special Committee and the Board for the benefit and use of the Special Committee and the Board in connection with and for purposes of their evaluation of the consideration of $6.00 per Common Share from a financial point of view. Banc of America's opinion does not address any other aspect of the Arrangement and does not constitute a recommendation to any Shareholder as to how to vote or act in connection with the proposed Arrangement.

        See "The Arrangement — Opinion of the Special Committee's Financial Advisor".

Court Approval and Completion of the Arrangement

        Under the CBCA, the Arrangement requires Court approval. Before DRAXIS mailed the Circular, it obtained the Interim Order from the Court on April 24, 2008 to provide for the calling and holding of the Meeting and other procedural matters.

        Subject to the approval of the Arrangement by the Shareholders, the hearing in respect of the Final Order to approve the Plan of Arrangement is expected to take place on Tuesday, May 27, 2008 at 9:00 a.m. (Montréal time) in Room 16.12 of the Montréal Court House, 1 Notre-Dame Street East, Montréal, Québec, or as soon thereafter as is reasonably practicable.

        Any Shareholder or other interested party who wishes to appear or to be represented at that hearing may do so, subject to filing a notice of appearance on or before May 23, 2008 at 5:00 p.m., as set out in the Interim Order and satisfying any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the proposed Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

        See "The Arrangement — Court Approval and Completion of the Arrangement".

Shareholder Approval Required for the Arrangement Resolution

        Approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting in order for DRAXIS to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. Each Shareholder is entitled to vote at the Meeting or at any adjournment thereof on the basis of one vote per Common Share registered in the holder's name at the close of business on April 24, 2008, which is the Record Date that has been set for the Meeting.

        In the absence of any instruction to the contrary, the Common Shares represented by proxies received by management will be voted FOR the Arrangement Resolution. See "The Arrangement — Shareholder Approval Required for the Arrangement Resolution".

Non-Solicitation Covenant

        Subject to the exceptions contained in the Arrangement Agreement, DRAXIS has agreed not to:

  •
  solicit or initiate any inquiries or proposals regarding an Acquisition Proposal;

  •
  participate in any substantive discussions or negotiations with any person regarding an Acquisition Proposal;

  •
  make a Change in Recommendation; or

  •
  accept, approve, endorse, recommend or enter into, or propose publicly to accept, approve, endorse, recommend or enter into, any Acquisition Proposal or any contract in respect of an Acquisition Proposal.

        See "The Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out' ".

Superior Proposal

        If DRAXIS receives a written Acquisition Proposal before receiving the approval of the Arrangement Resolution by the Shareholders at the Meeting, that is not the result of a breach by DRAXIS of the non-solicitation covenants contained in the Arrangement Agreement and the Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then DRAXIS may:

  •
  furnish information with respect to DRAXIS and its subsidiaries to the person making such Acquisition Proposal; and/or

  •
  enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

subject to certain limitations. Among these, DRAXIS may not disclose any non-public information to such person without entering into a confidentiality agreement. See "The Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out' " and "The Arrangement Agreement — Superior Proposal".

        DRAXIS cannot accept a written Acquisition Proposal, unless, among other things:

  •
  the Board determines in good faith that such written Acquisition Proposal is a Superior Proposal;

  •
  the Purchaser is provided with an opportunity, during the Response Period, to match this Superior Proposal and does not do so; and

  •
  DRAXIS terminates the Arrangement Agreement and pays the Termination Fee.

        See "The Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out' ".

Expenses and Termination Fee Payable by DRAXIS

        DRAXIS has an obligation to pay all fees, costs and expenses incurred by the Purchaser in connection with the transactions contemplated in the Agreement and the Plan of Arrangement to a maximum of $2.5 million if the Arrangement Agreement is terminated under certain circumstances.

        DRAXIS has an obligation to pay the Termination Fee to the Purchaser (net of any fees, costs and expenses otherwise payable by DRAXIS to the Purchaser) if the Arrangement Agreement is terminated under certain circumstances.

        See "The Arrangement Agreement — Termination of the Arrangement Agreement" and "The Arrangement Agreement — Termination Fee and Expense Reimbursement".

Options

        Each unvested Option will be deemed to have vested on the Effective Date in accordance with the Plan of Arrangement. Each outstanding Option will then immediately be deemed to be transferred to DRAXIS and cancelled in exchange for the Option Consideration.

        See "The Arrangement — Arrangement Mechanics".

DSUs

        Each unvested DSU will be deemed to have vested on the Effective Date. Each outstanding DSU will then immediately be cancelled and terminated and the holder thereof will be entitled to receive in exchange from DRAXIS a cash amount equal to $6.00 per DSU.

        See "The Arrangement — Arrangement Mechanics".

Sources of Funds for the Arrangement

        An aggregate amount of approximately $256.9 million will be required to fund the transactions under the Arrangement. Under the Arrangement Agreement, Jubilant represented that the Purchaser has or will have sufficient funds, assuming the financing contemplated in the Commitment Letter is funded, to pay the aggregate Consideration to be paid pursuant to the Arrangement and all related fees and expenses on the Effective Date. In order to fund the transactions under the Arrangement, the Purchaser has received commitments for debt financing of up to $160 million and has cash resources available to it to fund the balance of the purchase price payable by it.

        See "The Arrangement — Sources of Funds for the Arrangement".

Jubilant Guarantee

        Jubilant has agreed to unconditionally and irrevocably guarantee the due and punctual performance by Purchaser of each and every obligation of the Purchaser arising under the Arrangement Agreement and the Arrangement.

        See "The Arrangement Agreement — Guarantee".

Dissenting Shareholders' Rights

        Registered Shareholders are entitled to exercise Dissent Rights in respect of the Arrangement Resolution by providing written notice to DRAXIS before the Meeting in the manner described under "Dissenting Shareholders' Rights".

        If a Registered Shareholder dissents to the Arrangement Resolution and the Arrangement is completed, the Dissenting Shareholder is entitled to be paid the "fair value" of his or her Common Shares as of the close of business on the day before the day the Arrangement Resolution is adopted. These amounts may be the same as, more than or less than the $6.00 in cash per Common Share offered under the Arrangement.

        Shareholders should carefully read the section in this Circular entitled "Dissenting Shareholders' Rights" if they wish to exercise Dissent Rights. Failure to comply strictly with the dissent procedures described in this Circular may result in the loss of any Dissent Rights. Beneficial owners of Common Shares registered in the name of an Intermediary who wish to dissent should be aware that only Registered Shareholders are entitled to dissent. If the number of Common Shares held by Registered Shareholders that duly exercise Dissent Rights exceeds 10% of the aggregate number of Common Shares outstanding immediately prior to the Effective Date, the Purchaser is entitled, in its discretion, to not complete the Arrangement. See "Dissenting Shareholders' Rights" and "The Arrangement Agreement — Conditions — Additional Conditions Precedent to the Obligations of the Purchaser".

The Companies

  DRAXIS

        DRAXIS is incorporated under the CBCA. DRAXIS, through its wholly-owned operating subsidiary, DSPI, provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff at its Montreal facility.

  Jubilant

        Jubilant is incorporated under the laws of India. Jubilant is an integrated global pharmaceutical industry company, one of the largest custom research and manufacturing services (CRAMS) and drug discovery and development services companies out of India. The company has a presence across the pharmaceutical value chain for products and services such as exclusive synthesis, contract manufacturing, proprietary products, active pharmaceutical ingredients, generic dosage forms, drug discovery services, drug development services, chemistry services, clinical research services. Jubilant has geographically diversified manufacturing facilities at eight locations: Gajraula (UP), Nanjangud (Karnataka), Roorkee (Uttarakhand), Nira (Maharashtra), Udaipur (Rajasthan), Samlaya (Gujrat), Salisbury, state of Maryland (U.S.), Spokane, state of Washington (U.S.). Together, these help Jubilant cater to more than 130 global customers across more than 50 countries around the world.

  The Purchaser

        The Purchaser is an indirect wholly-owned subsidiary of Jubilant incorporated under the laws of Canada for the purposes of the Arrangement, including, among other things, acquiring all of the outstanding Common Shares pursuant to, and for the Consideration set forth in, the Plan of Arrangement.

Certain Tax Considerations

  Certain Canadian Federal Income Tax Considerations

        Resident Shareholders.    Generally, a Resident Shareholder who holds Common Shares as capital property will not realize a capital gain or capital loss as a result of the exchange of Common Shares for DHI Amalco Shares upon the amalgamation of DRAXIS, DSPI and 427 Canco in accordance with the Arrangement. The cost of the DHI Amalco Shares received by such Resident Shareholder will be equal to the aggregate adjusted cost base of the Common Shares to such Resident Shareholder immediately before the amalgamation. Under the Arrangement a Resident Shareholder who disposes of the DHI Amalco Shares to the Purchaser in connection with the Arrangement will generally realize a capital gain (or capital loss) equal to the amount by which the Canadian dollar equivalent, determined in accordance with the Tax Act, of the cash received by such Shareholder under the Arrangement, exceeds (or is less than) the adjusted cost base to the holder of such DHI Amalco Shares and any reasonable costs of disposition.

        Non-Resident Shareholders.    Generally, a Non-Resident Shareholder who holds Common Shares as capital property will not realize a capital gain or capital loss as a result of the exchange of Common Shares for DHI Amalco Shares upon the amalgamation of DRAXIS, DSPI and 427 Canco in accordance with the Arrangement. Such a Non-Resident Shareholder, to whom the DHI Amalco Shares do not constitute "taxable Canadian property" for purposes of the Tax Act, will not be subject to tax under the Tax Act on any gain realized on the disposition of such DHI Amalco Shares to the Purchaser under the Arrangement.

        Option Holders.    A Resident Option Holder will be required to include in computing his or her income for purposes of the Tax Act an amount equal to the Canadian dollar equivalent, determined in accordance with the Tax Act, of the aggregate Option Consideration received. A deduction in an amount equal to 1/2 of the Canadian dollar equivalent, determined in accordance with the Tax Act, of the aggregate Option Consideration may be available to such a holder provided certain criteria are satisfied, as described in "Certain Tax Considerations — Certain Canadian Federal Income Tax Considerations".

        The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders and Option Holders should carefully read the information in the Circular under the heading "Certain Tax Considerations — Certain Canadian Federal Income Tax Considerations", which qualifies the summary set forth above. Shareholders and Option Holders should consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

        See "Certain Tax Considerations — Certain Canadian Federal Income Tax Considerations".

  Certain United States Federal Income Tax Considerations

        U.S. Holders.    The receipt of cash under the Arrangement by a U.S. Holder (as defined under "Certain Tax Considerations — Certain United States Federal Income Tax Considerations") of Common Shares will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder who surrenders Common Shares for cash pursuant to the Arrangement will recognize a capital gain or loss for United States Federal Income Tax purposes equal to the difference, if any, between the amount of cash received and the U.S. Holder's adjusted tax basis in the Common Shares surrendered. This gain or loss will generally be treated as a capital gain or loss if the U.S. Holder held the Common Shares as a capital asset, and will be long-term capital gain or loss if the U.S. Holder held the Common Shares for more than one year as of the date of the Effective Date of the Arrangement.

        Non-U.S. Holders.    A Non-U.S. Holder (as defined under "Certain Tax Considerations — Certain United States Federal Income Tax Considerations") of the Common Shares generally will not be subject to

United States federal income tax on any gain realized in respect of Common Shares transferred in the Arrangement, unless (a) the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, if certain income tax treaties apply, is attributable to a United States permanent establishment of the Non-U.S. Holder), or (b) subject to the possible application of an income tax treaty, the Non-U.S. Holder is an individual who has been present in the United States for 183 days or more in the taxable year in which the Arrangement is effected and certain other conditions are satisfied.

        The foregoing is a brief summary of the United States federal income tax consequences only. Shareholders should carefully read the information in this Circular under "Certain Tax Considerations — Certain United States Federal Income Tax Considerations" below, which qualifies the summary set forth above. Shareholders should consult their own tax advisors to determine the particular tax consequences to them of the Arrangement

        See "Certain Tax Considerations — Certain United States Federal Income Tax Considerations".

Deposit of Share Certificates and Letter of Transmittal

        The Letter of Transmittal sent to Registered Shareholders with this Circular sets out the details of the procedures to be followed by each Registered Shareholder for delivering the share certificate(s) held by such Registered Shareholder to the Depositary. If the Arrangement is not completed, the Letter of Transmittal will be of no effect and DRAXIS will cause the Depositary to return all deposited share certificate(s) to the registered holders thereof as soon as possible. Shareholders owning Common Shares that are registered in the name of an Intermediary must contact their Intermediary to arrange for the surrender of their share certificate(s).

        Provided that a Shareholder has returned a properly completed and executed a Letter of Transmittal, and has presented and surrendered certificate(s) representing such Shareholder's Common Shares to the Depositary, together with such other documents and instruments as Jubilant, the Purchaser or the Depositary may reasonably require as set forth in the Letter of Transmittal, as soon as practicable following the Effective Date, the Purchaser will cause a cheque to be sent to such Shareholder representing the Consideration, less any applicable tax withholdings for each Common Share sold pursuant to the Arrangement.

        If a Shareholder fails to return a properly completed and executed Letter of Transmittal, present and surrender the certificate(s) representing such Shareholder's Common Shares in accordance with the Letter of Transmittal, such Shareholder will not be entitled to receive a cheque representing all of the proceeds payable to that Shareholder until the Shareholder delivers all such certificate(s) to the Depositary. No interest will be paid by the Purchaser or the Depositary on any outstanding amounts of money owed to a Shareholder.

        If a Shareholder fails to present and surrender a certificate which, prior to the Effective Date, represented issued and outstanding Common Shares on or before the sixth anniversary of the Effective Date, the interest of the Shareholder in any cash Consideration evidenced by the share certificate shall be terminated.

Non-Registered Shareholders

        Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the applicable proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of the voting instruction form, follow the corresponding instruction on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their service companies. See "General Information Concerning the Meeting — Voting Information".

Risk Factors

        There are certain risk factors relating to the Arrangement and to DRAXIS, all of which should be carefully considered by Shareholders in evaluating whether to approve the Arrangement Resolution.

        See "Risk Factors".

THE ARRANGEMENT

Background to the Arrangement

        On December 5th and 6th, 2005, at DRAXIS' regular annual planning meeting, the Board and the senior executive management team examined strategic alternatives for the enhancement of shareholder value.

        Three interconnected alternatives were identified: (a) enhanced organic growth within the existing contract manufacturing and radiopharmaceutical divisions; (b) growth through strategic acquisitions; and (c) exploration of the sale of DRAXIS, most likely to a private equity group or a strategic industry-related acquiror.

        Management was instructed to explore all three alternatives, to assess their potential impact on profitability and to regularly report back to the Board.

        Management reported to the Board that a more detailed exploration of the value that private equity sponsors or strategic buyers could bring to Shareholders would require a carefully managed process to ensure that shareholder value would be enhanced. Management indicated that it had not and was not intending to align itself with any outside interested party.

        On May 10, 2006, the Board established the Special Committee, consisting of Brian King, the current Chairman of the Board and current Chairman of the Human Resources and Compensation Committee, John Vivash, current Chairman of the Nominating and Corporate Governance Committee, and Sam Sarick, current Chairman of the Audit Committee. The Special Committee was authorized to engage advisors and bankers as necessary to pursue a review of the strategic alternatives and engaged Banc of America as its financial advisor and Fasken Martineau DuMoulin LLP as its legal counsel. Mr. Bruce Simpson, one of DRAXIS' directors, joined this Special Committee on October 31, 2007.

        In the spring and summer of 2006, on behalf of and at the direction of the Special Committee, Banc of America began contacting potential buyers to explore their interest in a potential transaction with DRAXIS. Of the potential buyers contacted, eleven private equity groups and seven strategic industry acquirors entered into confidentiality and standstill agreements with DRAXIS. Of these, nine potential private equity entities (of which four teamed up in consortiums of two each) and five potential strategic industry acquirors attended management presentations and commenced due diligence. Jubilant was one of the seven potential strategic industry acquirors who entered into a confidentiality and standstill agreement. However, Jubilant did not attend any management presentation and on July 20, 2006 ceased having access to an electronic dataroom that had been set up by DRAXIS for due diligence purposes.

        By the end of the summer of 2006, the interested parties had been narrowed down to a consortium comprised of two private equity entities that had teamed up with a portfolio company owned by one of those private equity groups. This consortium presented a non-binding proposal for all of the Common Shares. A period of negotiation and further due diligence ensued but was terminated on October 4, 2006, when the consortium revised its proposed offer at a price that the Special Committee believed did not offer adequate value to the Shareholders. The strategic alternative process for the possible sale of DRAXIS was then terminated.

        In late October 2006, parties showed renewed interest in DRAXIS and in November 2006, DRAXIS received two further non-binding proposal for DRAXIS' contract manufacturing operations, one from a private equity entity and the other from a potential strategic acquiror. A verbal non-binding proposal was also received for DRAXIS' radiopharmaceutical operations from another potential strategic acquiror. The Board did not consider that any of these proposals reflected the inherent value of DRAXIS or were in the best interest of Shareholders. Accordingly, in December 2006, the Board decided to terminate further exploration of a possible sale of DRAXIS.

        Management continued to execute its strategic plan through organic growth of the existing businesses and screened potential acquisitions that were both synergistic and possibly accretive to earnings in the near term. However, none of the potential acquisitions that were investigated resulted in any offer being made to DRAXIS.

        Unsolicited interest in acquiring DRAXIS once again surfaced in the second quarter of 2007 from a private equity group and two strategic industry related acquirors and due diligence was commenced by these groups.

        Shortly thereafter, two major external events intervened to change the short term outlook for the economy generally and for DRAXIS specifically: (a) there was a dramatic rise in the value of the Canadian dollar that adversely affected the value of DRAXIS' U.S. denominated assets and constrained its margins; and (b) the U.S. experienced a serious disruption of its credit markets making it difficult for interested parties to finance a portion of the acquisition cost. Although DRAXIS had received another unsolicited non-binding proposal by a private equity group in May 2007, in mid-August it was informed that the financing necessary to pursue that proposal could not be raised. By September 2007, the Board determined that further consideration of a possible strategic transaction was unlikely to result in the successful sale of DRAXIS and that the process was consuming a disproportionate amount of management time. The strategic alternative process for the possible sale of DRAXIS was once again terminated.

        As discussed in its publicly filed MD&As for the third and fourth quarters of 2007, in the autumn of 2007 DRAXIS' results were impacted by the significant reduction in Hectorol® demand and significant disruptions in the supply of I-131 raw material from DRAXIS' major supplier of this raw material.

        In early October 2007, Dr. Martin Barkin (then President and CEO of DRAXIS) was contacted by Jubilant's financial advisor, Lazard Canada Corporation, about Jubilant's interest in DRAXIS. On October 19, 2007, Dr. Barkin had a telephone discussion with Mr. Shyam Bhartia, Chairman and Managing Director of Jubilant. Following that discussion, on October 24, 2007, DRAXIS received a preliminary non-binding proposal from Jubilant for the acquisition of DRAXIS.

        On November 2, 2007, DRAXIS and Jubilant signed the Confidentiality Agreement and on November 5, 2007 Jubilant commenced due diligence. During the fourth quarter of 2007, two other possible strategic acquirors expressed interest in a potential acquisition of DRAXIS. DRAXIS received a non-binding proposal from one of them in mid-November 2007, involving a proposed share exchange transaction; however, the Special Committee determined that this proposed transaction did not reflect the inherent value of DRAXIS and was not in the best interest of Shareholders.

        Meetings between representatives of Jubilant and DRAXIS took place on November 13 and 14, 2007.

        On December 3, 2007, Jubilant sent DRAXIS a revised non-binding proposal for the acquisition of all of the Common Shares. The Board reviewed and discussed this proposal on December 5, 2007 and unanimously agreed not to pursue discussions with Jubilant in respect of such proposal since the revised proposal did not adequately reflect the inherent value of DRAXIS and the Board terminated the process. The electronic dataroom which had been set up on November 2, 2007 for due diligence purposes was closed on December 5, 2007, and Jubilant was advised that DRAXIS was terminating its discussions with Jubilant.

        On December 21, 2007, Jubilant sent another letter to the Board. The letter resubmitted Jubilant's non-binding proposal of December 3, 2007 and asked the Board to reconsider the proposal or to waive the standstill provisions contained in the Confidentiality Agreement which otherwise restricted Jubilant from making an offer to Shareholders without the Board's consent. The Special Committee reviewed this request on December 29, 2007 and determined to submit it to the Board for review. The Board reviewed this request on January 4, 2008 and again rejected the proposal and the Board refused to waive the standstill provisions. Jubilant was advised of these decisions on the same day.

        On January 23, 2008, following a telephone discussion between the Chair of the Board and the Chairman and Managing Director of Jubilant, DRAXIS received from Jubilant a revised non-binding proposal for the acquisition by Jubilant of all of the Common Shares, together with a request that DRAXIS negotiate such proposal with Jubilant, and allow Jubilant to conduct due diligence on an exclusive basis. On January 24, 2008, the Board reviewed and discussed this revised non-binding proposal and agreed that discussions could commence between the parties on the financial and other terms of the acquisition of all of the Common Shares, and that Jubilant could resume its due diligence on an exclusive basis until March 11, 2008. Access to an electronic dataroom was made available to Jubilant on January 25, 2008. Various extensions to the exclusivity period were granted with the last extension having a deadline of April 4, 2008.

        On March 17, 2008, in response to a request by securities regulators with respect to increased trading in the Common Shares on March 14, 2008, DRAXIS announced that it was in exclusive discussions regarding a potential transaction that could lead to a sale of DRAXIS.

        During the exclusivity period referred to above, Jubilant continued its due diligence, and on March 24, 2008 and on March 25, 2008, respectively, Jubilant submitted further revised non-binding proposals for the acquisition of all of the Common Shares. Jubilant and management of DRAXIS continued to negotiate the financial terms of the Arrangement as well as other business terms. These negotiations led to the negotiating parties reaching agreement late in the day on April 3, 2008 as to the form of a definitive Arrangement Agreement and Plan of Arrangement.

        On the morning of April 4, 2008, the Special Committee and the Board, in the presence of their respective legal counsel, met to consider the final terms of the Arrangement Agreement (including without limitation the final financial terms of the Arrangement) and Plan of Arrangement. Also at this meeting, Banc of America reviewed with the Special Committee and the Board its financial analysis of the consideration of $6.00 per Common Share provided for in the Arrangement Agreement and delivered to the Special Committee and the Board an oral opinion, which was confirmed by delivery of a written opinion dated April 4, 2008, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the consideration of $6.00 per Common Share to be received by Shareholders in the Arrangement, was fair, from a financial point of view, to such Shareholders.

        After considering and discussing the various factors referred to under the heading "The Arrangement — Reasons for the Board Recommendations" below, the Special Committee unanimously resolved to recommend to the Board that it approve the Arrangement and that it recommend to Shareholders that they vote FOR the Arrangement Resolution. Following such recommendation, the Board unanimously determined that the Arrangement was fair to the Shareholders and in the best interests of DRAXIS. Accordingly, the Board approved the execution and delivery of the Arrangement Agreement by DRAXIS and recommended that Shareholders vote FOR the Arrangement Resolution.

        On April 4, 2008, DRAXIS and Jubilant announced that their respective boards had approved the entering into of the Arrangement Agreement.

Recommendation of the Special Committee

        The Special Committee has unanimously determined that the Arrangement is fair to Shareholders and that it is in the best interests of DRAXIS for the Arrangement to be consummated and that the Board should support the Arrangement on the terms contained in the Arrangement Agreement. Accordingly, the Special Committee has unanimously recommended that the Board approve the Arrangement and recommend to Shareholders that they vote FOR the Arrangement Resolution.

Recommendation of the Board

        The Board has unanimously determined that the Arrangement is fair to Shareholders and that it is in the best interests of DRAXIS for the Arrangement to be consummated. Accordingly, the Board has unanimously approved the Arrangement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Reasons for the Board Recommendation

        In evaluating and approving the Arrangement and in making its recommendation, the Board considered a number of factors. In view of the variety of factors considered, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination as to the fairness of the Arrangement and its recommendation to Shareholders that they vote FOR the Arrangement Resolution, and individual directors may have given different weights to different factors. The reasons described below are not intended to be exhaustive but are believed to include all the material factors considered by the Board.

        In reaching its conclusion that the Arrangement is fair and in the best interest of DRAXIS and making its recommendation that Shareholders vote FOR the Arrangement Resolution, the Board carefully reviewed the material features of the Arrangement Agreement and considered and relied upon a number of factors including the following:

  (a)
  the Consideration to be received by Shareholders for each Common Share under the Arrangement represents a 22.4% premium over the closing price of the Common Shares on the NASDAQ on April 3, 2008, the last trading day on the NASDAQ prior to the public announcement of the Arrangement and a 41.2% premium over the closing price of the Common Shares on the NASDAQ on March 13, 2008, the last trading day on the NASDAQ prior to the request by securities regulators to explain increased trading in Common Shares on March 14, 2008;

  (b)
  the opinion of Banc of America, dated April 4, 2008, delivered to the Special Committee and the Board as to the fairness, from a financial point of view and as of the date of such opinion, of the consideration of $6.00 per Common Share to be received by the Shareholders in the Arrangement. See "The Arrangement — Opinion of the Special Committee's Financial Advisor";

  (c)
  beginning in May 2006 when the Board established the Special Committee, DRAXIS conducted an extensive review of its strategic alternatives led by the Special Committee and assisted by outside financial and legal advisors;

  (d)
  the view of the Special Committee and the Board that the terms and conditions of the Arrangement Agreement, including the amount of the Termination Fee payable by DRAXIS in certain circumstances, do not prevent an unsolicited third party from proposing or making a Superior Proposal or, provided DRAXIS complies with the terms of the Arrangement Agreement, preclude the Board from considering and acting on a Superior Proposal;

  (e)
  the likelihood of satisfying the conditions to the Purchaser's obligation to complete the Arrangement;

  (f)
  the fact that the Consideration under the Arrangement is all cash, which provides certainty of value to Shareholders compared to a transaction in which Shareholders would receive all or part of the Consideration in securities;

  (g)
  the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote;

  (h)
  if a higher offer were to be made prior to the Meeting, Shareholders would be free to consider such an offer and, if deemed appropriate, support such an offer and vote against the Arrangement Resolution, subject to DRAXIS' obligation to pay the expenses incurred by the Purchaser in connection with the Arrangement and, in certain circumstances, the Termination Fee;

  (i)
  the Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders;

  (j)
  Option Holders will receive cash for each Option held in an amount equal to the Option Consideration;

  (k)
  holders of DSUs will be entitled to receive for each DSU held cash in an amount equal to the Consideration; and

  (l)
  the availability of Dissent Rights for Registered Shareholders.

        The Board also considered a variety of risks and other potentially negative factors concerning the Arrangement, including:

  (a)
  the risks and costs to DRAXIS if the Arrangement does not close, including the diversion of the attention of DRAXIS' management and employees, potential employee attrition and the potential effect on DRAXIS' business and its relationships with customers and suppliers;

  (b)
  the restrictions on the conduct of the business prior to the completion of the Arrangement that require DRAXIS to conduct the business only in the ordinary course subject to certain specific exceptions, which may delay or prevent DRAXIS from undertaking business opportunities that may arise pending completion of the Arrangement;

  (c)
  the fact that the Shareholders will not participate in any future earnings or growth of DRAXIS and will not benefit from any appreciation in value of DRAXIS to the extent that those benefits exceed those potential benefits reflected in the Consideration to be received under the Arrangement Agreement;

  (d)
  the conditions to the Purchaser's obligation to complete the Arrangement and the rights of the Purchaser to terminate the Arrangement Agreement in certain circumstances; and

  (e)
  the limitations contained in the Arrangement Agreement on DRAXIS' ability to solicit additional Acquisition Proposals from third parties, as well as the fact that if the Arrangement Agreement is terminated in certain circumstances, DRAXIS must pay the Termination Fee to the Purchaser or reimburse the Purchaser for certain expenses.

Opinion of the Special Committee's Financial Advisor

        DRAXIS retained Banc of America to act as the Special Committee's financial advisor in connection with a potential sale of DRAXIS. In connection with this engagement, the Special Committee requested that Banc of America evaluate the fairness, from a financial point of view, to the Shareholders of the consideration of $6.00 per Common Share to be received by such Shareholders in the Arrangement.

        On April 4, 2008, at a meeting of the Special Committee and the Board held to evaluate the transaction, Banc of America delivered its oral opinion to the Special Committee and the Board, which was confirmed by delivery of a written opinion dated April 4, 2008, to the effect that, as of the date of such opinion and based upon and subject to the assumptions and limitations described in such opinion, the consideration of $6.00 in cash per Common Share to be received by the Shareholders in the Arrangement was fair, from a financial point of view, to such Shareholders.

        The full text of Banc of America's written opinion, dated April 4, 2008, which describes, among other things, the procedures followed, assumptions made, factors considered and limitations on the review undertaken by Banc of America, is attached to this Circular as Appendix E and is incorporated by reference in its entirety into this Circular. Shareholders are urged to read such opinion in its entirety.

        Banc of America delivered its opinion to the Special Committee and the Board for their use and benefit in connection with and for purposes of their evaluation of the consideration of $6.00 per Common Share from a financial point of view. Banc of America expressed no view or opinion as to any terms or other aspects of the Arrangement (other than the consideration of $6.00 per Common Share to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Arrangement. Banc of America's opinion is limited to the fairness, from a financial point of view, of the consideration of $6.00 per Common Share to be received by the Shareholders in the Arrangement and no opinion or view is expressed with respect to any consideration received in connection with the Arrangement by the holders of any other class of securities, creditors or other constituencies of DRAXIS. In addition, no opinion or view is expressed with respect to the fairness of the amount, nature or any other aspect of the compensation to any of the officers, directors or employees of any party to the Arrangement, or class of such persons, relative to the consideration of $6.00 per Common Share, including, without limitation, the additional cash payments in the aggregate amount of CDN$350,000 certain members of DRAXIS' management will receive in connection with the successful completion of the Arrangement pursuant to certain letter agreements that DRAXIS entered into in February 2008, and the significant cash payments certain members of DRAXIS' management may receive on termination of their employment with DRAXIS or its successor pursuant to certain long term incentive plans ratified by the Board in February 2008, which will be assumed by the Purchaser in connection with the Arrangement. Furthermore, no opinion or view is expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to DRAXIS or in which DRAXIS might engage or as to the underlying business decision of DRAXIS to proceed with or effect the Arrangement. In addition, Banc of America expressed no opinion or recommendation as to how any Shareholder should vote or act in connection with the Arrangement.

        Banc of America's opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to Banc of America as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Banc of America does not have any obligation to update, revise or reaffirm its opinion. The issuance of Banc of America's opinion was approved by its Fairness Opinion Review Committee.

        The type and amount of the consideration payable in the Arrangement was determined through negotiations between DRAXIS and Jubilant rather than by any financial advisor, and was approved by the Special Committee and the Board. The decision to enter into the Arrangement Agreement was solely that of the Special Committee and the Board. Banc of America's opinion was only one of many factors considered by the Special Committee and the Board in their evaluation of the Arrangement and should not be viewed as determinative of their views, or the views of management, with respect to the Arrangement or the consideration of $6.00 per Common Share to be received by Shareholders in the Arrangement.

        DRAXIS has agreed to pay Banc of America a customary fee for its services in connection with the Arrangement, a portion of which was payable upon the rendering of its opinion and a significant portion of which is contingent upon consummation of the Arrangement. DRAXIS also has agreed to reimburse Banc of America for its expenses incurred in connection with Banc of America's engagement and to indemnify Banc of America, any controlling person of Banc of America and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under applicable securities laws.

        Banc of America and its affiliates are comprised of a full service securities firm and commercial bank engaged in securities trading and brokerage activities and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of corporations and individuals.

        In the ordinary course of its businesses, Banc of America and its affiliates may actively trade the debt, equity or other securities or financial instruments (including bank loans or other obligations) of DRAXIS, Jubilant and certain of their respective affiliates for its own account or for the accounts of customers, and accordingly, Banc of America or its affiliates may at any time hold long or short positions in such securities or financial instruments.

        Banc of America and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Jubilant and its affiliates and have received or in the future may receive compensation for the rendering of these services, including (a) having acted or acting as underwriter for, and lender under, certain credit facilities of Jubilant and its affiliates and (b) having provided or providing certain cash management and trading services to Jubilant.

Arrangement Mechanics

        The following description is qualified in its entirety by reference to the full text of the Arrangement Agreement and the Plan of Arrangement, which is attached as Appendix B to this Circular.

        Pursuant to the Arrangement, the following shall occur and shall be deemed to occur in the following order without any further authorization, act or formality:

  (a)
  at the Effective Time, notwithstanding any vesting provisions to which an Option might otherwise be subject (whether by contract, the conditions of a grant, Applicable Law or the terms of the DRAXIS Stock Option Plans):

  (i)
  each Option issued and outstanding at the Effective Time shall, without any further action by or on behalf of any holder of such Option, be deemed to be fully vested and transferred by the holder thereof to DRAXIS (free and clear of any Liens) and cancelled in exchange for a cash amount equal to the Option Consideration;

  (ii)
  with respect to each Option, the holder thereof will cease to be the holder of such Option, will cease to have any rights as a holder in respect of such Option or under the DRAXIS Stock Option Plans, such holder's name shall be removed from the register of Options, and all option agreements, grants and similar instruments relating thereto shall be cancelled; and

  (iii)
  the DRAXIS Stock Option Plans shall be terminated;

  (b)
  at 5 minutes following the Effective Time, notwithstanding any vesting provisions to which a DSU might otherwise be subject (whether by contract, the conditions of a grant, Applicable Law or the terms of the Deferred Share Unit Plan):

  (i)
  each DSU issued and outstanding at the time referred to in this section (b) shall, without any further action by or on behalf of any holder of such DSU, be deemed to be fully vested and transferred by the holder thereof to DRAXIS (free and clear of any Liens) and cancelled in exchange for a cash amount equal to the Consideration;

  (ii)
  with respect to each DSU, the holder thereof will cease to be the holder of such DSU, will cease to have any rights as a holder in respect of such DSU or under the Deferred Share Unit Plan, such holder's name shall be removed from the register of DSUs, and all agreements, grants and similar instruments relating thereto shall be cancelled; and

  (iii)
  the Deferred Share Unit Plan shall be terminated;

  (c)
  at 10 minutes following the Effective Time, DSPI will make a payment to DRAXIS to reimburse DRAXIS for the payments made by DRAXIS pursuant to section (a)(i) to the holders of Options that are employees of DSPI;

  (d)
  at 15 minutes following the Effective Time, DSPI will transfer the CM Business to DP Partnership pursuant to the CM Business Transfer Agreement;

  (e)
  at 20 minutes following the Effective Time, each of DSPI and 427 Canco will reduce the stated capital accounts maintained in respect of each class of shares of each of DSPI and 427 Canco to $1, respectively, without any distribution of assets or property therefor;

  (f)
  at 25 minutes following the Effective Time, DRAXIS, DSPI and 427 Canco will amalgamate to form DHI Amalco with the same effect as if Section 186 of the CBCA were applicable to the amalgamation, and in connection with the amalgamation, among other things:

  (i)
  each Common Share will be converted into one DHI Amalco Share;

  (ii)
  each outstanding share of DSPI and 427 Canco will be cancelled without any repayment of capital in respect thereof;

  (iii)
  DHI Amalco will possess all the property, rights, privileges and franchises and will be subject to all liabilities, including civil, criminal and quasi-criminal suits, and debts (except those owing between such amalgamating entities) of each of DRAXIS, DSPI and 427 Canco and all contracts of each of DRAXIS, DSPI and 427 Canco will become those of DHI Amalco;

  (iv)
  the Articles of Arrangement will be deemed to be the articles of incorporation of DHI Amalco and the certificate issued by the Director will be deemed to be the certificate of incorporation of DHI Amalco;

  (v)
  the authorized capital of DHI Amalco shall consist of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series;

  (vi)
  the rights, privileges, restrictions and conditions attaching to each class of shares of Amalco shall be as set forth in the articles of amalgamation of DRAXIS in effect immediately prior to the Effective Date;

  (vii)
  the initial directors of DHI Amalco shall be those persons that are directors of DRAXIS immediately prior to the Effective Date; and

  (viii)
  the by-laws of DHI Amalco shall be the by-laws of DRAXIS immediately prior to the Effective Date until repealed, amended, altered or added to;

  (g)
  at 30 minutes following the Effective Time:

  (i)
  all Common Shares held by the Dissenting Shareholders in respect of which such Dissenting Shareholders have validly exercised Dissent Rights and have not withdrawn their notice of dissent will be deemed to have been transferred to the Purchaser and such holders will cease to have any rights as shareholders other than the right to be paid the fair value of their Common Shares as set out in Article 3 of the Plan of Arrangement;

    (ii)
    each Common Share held by a Shareholder (other than a Dissenting Shareholder described in section (g)(i)) immediately prior to the time referred to in this section (g) shall be transferred by the holder thereof to the Purchaser (free and clear of any Liens) in exchange for a cash amount equal to the Consideration and the name of such holder will be removed from the register of holders of Common Shares, and the Purchaser will be recorded as the registered holder of such Common Share and will be deemed to be the legal and beneficial owner of such Common Share free of any Liens, and the former holder and beneficial holder of such Common Shares will cease to have any rights as a shareholder in respect of such Common Shares and any other securities of DRAXIS, DHI Amalco or its subsidiaries; and

    (iii)
    all of the directors of DHI Amalco shall resign, the number of the directors of DHI Amalco shall be fixed at four and Shyam Sundar Bhartia, Hari Shankar Bhartia, R. Sankaraiah and Shahir Guindi shall be the directors of DHI Amalco to hold office until the next annual meeting of DHI Amalco or until their successors are elected or appointed.

        As a result of the completion of the foregoing transactions, Shareholders will no longer have an ownership interest in DRAXIS.

        If the Arrangement does not proceed for any reason, including because it does not receive the requisite Shareholder or Court approvals, DRAXIS will continue as a publicly-held company and has no present plans for any material change to its business.

Treatment of Options and DSUs

Options

        Each unvested Option will be deemed to have vested on the Effective Date in accordance with the Plan of Arrangement. Each outstanding Option will then immediately be deemed to be transferred to DRAXIS and cancelled in exchange for the Option Consideration, and the DRAXIS Stock Option Plans will be terminated.

DSUs

        Each unvested DSU will be deemed to have vested on the Effective Date in accordance with the Plan of Arrangement. Each outstanding DSU will then immediately be transferred to DRAXIS, cancelled and terminated and the holder thereof will be entitled to receive in exchange from DRAXIS a cash amount equal to the Consideration, and the Deferred Share Unit Plan will be terminated.

        See "The Arrangement — Arrangement Mechanics".

Regulatory Matters

Competition Act (Canada)

        Under the Competition Act, a transaction that exceeds certain financial thresholds is a Notifiable Transaction. If a transaction is a Notifiable Transaction, it may not be completed until the parties have filed a pre-merger notification filing with the Commissioner and the applicable statutory waiting period has expired, unless the Commissioner has either issued an advance ruling certificate under section 102 of the Competition Act or waived the filing obligation in respect of the transaction. The Arrangement does not constitute a Notifiable Transaction.

        Even if the Arrangement is not a Notifiable Transaction, the Commissioner retains the jurisdiction to review, for a period of up to three years after closing, the competitive effect of the Arrangement and to challenge the Arrangement before the Competition Tribunal, if she determines that the Arrangement is likely to lessen or prevent competition substantially.

Investment Canada Act

        Under the Investment Canada Act, a transaction involving the direct acquisition of control by a non-Canadian of a Canadian business that exceeds prescribed financial thresholds is a Reviewable Transaction and cannot be implemented unless the Minister responsible for the Investment Canada Act is satisfied or deemed to be satisfied that the acquisition is likely to be of net benefit to Canada. If a transaction is not a Reviewable Transaction, the transaction is not subject to review or approval under the Investment Canada Act.

        The acquisition of control of DRAXIS contemplated by the Arrangement does not exceed the applicable financial threshold and the Arrangement therefore does not constitute a Reviewable Transaction.

Hart-Scott-Rodino Act

        Under the HSR Act, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied.

        The acquisition of control of DRAXIS contemplated by the Arrangement does not exceed the applicable HSR Act financial thresholds and the parties to the Arrangement do not maintain principal offices within the United States. Accordingly, the Arrangement does not constitute a reportable transaction under the HSR Act.

Shareholder Approval Required for the Arrangement Resolution

        At the Meeting, Shareholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast at the Meeting by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting.

        The Arrangement Resolution must be approved by the requisite two-thirds majority in order for DRAXIS to seek the Final Order and implement the Arrangement on the Effective Date, in accordance with the Final Order. Notwithstanding the approval by Shareholders of the Arrangement Resolution, DRAXIS reserves the right not to proceed with the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement.

        The full text of the Arrangement Resolution is attached as Appendix A to this Circular.

        In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the Arrangement Resolution.

Court Approval and Completion of the Arrangement

        Under the CBCA, the Arrangement requires Court approval. Before DRAXIS mailed the Circular, it obtained the Interim Order from the Court to provide for the calling and holding of the Meeting and other procedural matters. The full text of the application for the Interim Order and for the Final Order as well as a copy of the Interim Order is attached as Appendix C to this Circular.

        Subject to the approval of the Arrangement by the Shareholders, the hearing in respect of the Final Order to approve the Plan of Arrangement is expected to take place on Tuesday, May 27, 2008 at 9:00 a.m. (Montréal time) in Room 16.12 of the Montréal Court House, 1 Notre-Dame Street East, Montréal, Québec, or as soon thereafter as is reasonably practicable.

        Any Shareholder or other interested party who wishes to appear or to be represented at that hearing may do so, subject to filing a notice of appearance on or before Friday May 23, 2008 at 5:00 p.m., as set out in the Interim Order and satisfying any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the proposed Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

        In the event that the hearing is postponed, adjourned or rescheduled, only those persons having previously served a notice of appearance in compliance with the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Application for the Final Order is attached as Appendix D to this Circular.

        Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Interest of Certain Persons in the Arrangement

        In considering the recommendations of the Board with respect to the Arrangement Resolution, Shareholders should be aware that the directors and the Officers of DRAXIS have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board is aware of these interests and considered them along with other matters described below.

        For a description of DRAXIS' other incentive arrangements involving directors and Officers of DRAXIS, see "Appendix G — Information Concerning DRAXIS".

Directors

        To DRAXIS' knowledge, as of April 24, 2008, the directors of DRAXIS beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 1,212,405 Common Shares, representing approximately 2.9% of the Common Shares outstanding as of the close of business on such date. All of the Common Shares held by the directors of DRAXIS will be treated in the same fashion under the Arrangement as the Common Shares held by any other Shareholder.

        To DRAXIS' knowledge, as of April 24, 2008, the directors of DRAXIS beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 550,000 Options, representing approximately 26.1% of the Options outstanding as of the close of business on such date. All of the Options held by the directors of DRAXIS will be treated in the same manner under the Arrangement as Options held by any other holder of Options. The aggregate consideration payable to the directors of DRAXIS under the Arrangement in respect of their Options is approximately $610,500, assuming none of them exercises any Options prior to the Effective Date and assuming a conversion rate of CDN$1.0132 = U.S.$1 for purposes of converting the exercise price of options expressed in Canadian dollars. See "The Arrangement — Arrangement Mechanics" and "The Arrangement — Treatment of Options and DSUs" for a discussion of the treatment of Options pursuant to the terms of the Arrangement Agreement.

Officers

        As of April 24, 2008, the Officers, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 41,955 Common Shares, representing approximately 0.1% of the Common Shares outstanding as of the close of business on such date. All of the Common Shares held by the officers of DRAXIS will be treated in the same manner under the Arrangement as Common Shares held by any other Shareholder.

        As of April 24, 2008, the Officers, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 963,334 Options, representing approximately 45.6% of the Options outstanding as of the close of business on such date. All of the Options held by the Officers outstanding at the time of the Plan of Arrangement will be treated in the same manner under the Arrangement as Options held by any other holder of Options. The aggregate consideration payable to the Officers under the Arrangement in respect of their Options is approximately $1,390,800, assuming none of them exercise any Options prior to the Effective Date and assuming a conversion rate of CDN$1.0132 = U.S.$1 for purposes of converting the exercise price of options expressed in Canadian dollars.

        As of April 24, 2008 the Officers hold 27,209 DSUs. Pursuant to the Arrangement all DSUs will be cancelled and terminated by DRAXIS and each holder thereof will be entitled to receive from DRAXIS, in exchange therefor, the Consideration per DSU. The aggregate consideration payable to all Officers of DRAXIS in respect of DSUs under the DSU Plan upon completion of the Arrangement will be approximately $163,254.

        See "The Arrangement — Arrangement Mechanics" and "The Arrangement — Treatment of Options and DSUs" for a discussion of the treatment of Options and DSUs pursuant to the terms of the Arrangement Agreement.

Indemnification and Insurance

        For more information on indemnification and insurance of directors and officers, see "The Arrangement Agreement — Director and Officer Liability".

Change of Control Agreements

        Each Officer has an existing employment agreement with DRAXIS, which was entered into or amended in January and February 2008, that provides for payments to be made in the event of a defined change of control of DRAXIS (which would include the Arrangement, if consummated), all as described below:

  (a)
  Mr. Dan Brazier, President and CEO: In the event of a termination of his employment without cause within 12 months after a defined change of control of DRAXIS, Mr. Brazier is entitled to receive a payment equal to (i) three times his base salary (which base salary in 2008 is CDN$450,000), and (ii) three times the amount paid as a discretionary bonus for the preceding calendar year immediately prior to the change of control, and, if no such bonus was made for the preceding year, a payment equal to three times the prorated portion of any eligible bonus payment up to the date of termination and (iii) three times the prorated portion of his RRSP payment, and (iv) six months coverage in DRAXIS' benefit plans. In addition, in the event of a termination of his employment within 24 months following a defined change of control of DRAXIS, Mr. Brazier is eligible for a termination event payment under the terms of the 2008 DRAXIS Long Term Equity Incentive Plan;

  (b)
  Ms. Alida Gualtieri, General Counsel and Secretary: In the event of the termination of her employment without serious reason within 12 months after a defined change of control of DRAXIS, Ms. Gualtieri is entitled to receive a payment equal to: (i) two times her base salary (which base salary in 2008 is CDN$285,000), and (ii) two times the amount paid as a discretionary bonus for the preceding calendar year immediately prior to the change of control and, if no such bonus was made for the preceding year, a payment equal to two times the prorated portion of any eligible bonus payment up to the date of termination, and (iii) two times the prorated portion of her RRSP payment, and (iv) six months coverage in DRAXIS' benefit plans;

  (c)
  Mr. Mark Oleksiw, Chief Financial Officer: In the event of the termination of his employment without serious reason within 12 months after a defined change of control of DRAXIS, Mr. Oleksiw is entitled to receive a payment equal to: (i) two times his base salary (which base salary in 2008 is CDN$288,000), and (ii) two times the amount paid as a discretionary bonus for the preceding calendar year immediately prior to the change of control and, if no such bonus was made for the preceding year, a payment equal to two times the prorated portion of any eligible bonus payment up to the date of termination, and (iii) two times the prorated portion of his RRSP payment, and (iv) six months coverage in DRAXIS' benefit plans;

  (d)
  Mr. Jean-Pierre Robert, COO and President, DRAXIS Specialty Pharmaceuticals Inc.: In the event of a termination of his employment without cause within 12 months after a defined change of control of DRAXIS, Mr. Robert is entitled to receive a payment equal to: (i) two times his base salary (which base salary in 2008 is CDN$400,000), and (ii) two times the prorated portion of his RRSP payment, and (iii) six months coverage in DRAXIS' benefit plans. In addition, in the event of a termination of his employment within 12 months following a defined change of control of DRAXIS, Mr. Robert is eligible for termination event payments in accordance with the terms of the 2008 DRAXIS Pharma Long Term Equity Incentive Plan and the DRAXIMAGE Long Term Equity Incentive Plan;

  (e)
  Mr. Jerry Ormiston, Executive Director, Investor Relations: In the event of the termination of his employment without serious reason within 12 months after a defined change of control of DRAXIS, Mr. Ormiston is entitled to receive a payment equal to: (i) two times his base salary (which base salary in 2008 is CDN$171,000), and (ii) two times the amount paid as a discretionary bonus for the preceding calendar year immediately prior to the change of control and, if no such bonus was made for the preceding year, a payment equal to two times the prorated portion of any eligible bonus payment up to the date of termination, and (iii) two times the prorated portion of his RRSP payment, and (iv) six months coverage in DRAXIS' benefit plans.

        In addition, in accordance with letter agreements approved by the Board in February 2008, if their employment is terminated prior to or on December 31, 2008 as a result of a change of control of DRAXIS, each of Dan Brazier, Jean-Pierre Robert, Mark Oleksiw and Alida Gualtieri are entitled to receive CDN$184,435.50, CDN$56,080, CDN$87,150 and CDN$101,929, respectively, less applicable deductions at source.

Bonus Plans for Executives

        In February 2008, the Board approved a change to the discretionary bonus plan of DRAXIS. The new bonus plan provides that for executives 70% of an individual's bonus will be based on DRAXIS' financial performance and 30% of the bonus will be based on the achievement of the individual's performance against personal objectives. This new plan is applicable for the 2008 fiscal year commencing January 1, 2008. Prior to this date 50% of an individual's bonus was based on DRAXIS' financial performance and 50% was based on the achievement of the individual performance against personal objectives.

        In addition, the Board approved the 2008 Special Bonus Plan which provides that any individual employee of DRAXIS or its subsidiaries who achieved 75% or higher of their 2007 non-financial objectives will be eligible to participate in a bonus pool if DRAXIS' budget targets are exceeded in 2008.

Success Fees

        On February 29, 2008, the Board approved the allocation of success fee amounts to four DRAXIS officers (Dan Brazier, Alida Gualtieri, Mark Oleksiw and Jean-Pierre Robert). The Board believed that such success fees were necessary in consideration of the additional duties imposed on these officers during the transaction period. The success fees allocated, in the aggregate, to the four officers, is equal to CDN$350,000. Payment of the success fees is contingent on the successful completion of the transaction and on the employee in question not having his or her employment terminated for cause or serious reason prior to the closing date of the transaction.

Executive Long Term Incentive Plans

  2008 DRAXIS Long Term Equity Incentive Plan

        In February 2008, the Board approved the 2008 DRAXIS Long Term Equity Incentive Plan following earlier commitments it had made to Mr. Dan Brazier at the time he was appointed President and CEO. The intention behind this plan was to provide:

  (a)
  senior management employees with a meaningful incentive to increase the value of DRAXIS and to allow such senior management to share in the benefits of that value creation;

  (b)
  a significant incentive interest for the retention of senior management on a long-term basis; and

  (c)
  an opportunity for senior management employees to participate in the growth of DRAXIS as if management had actual equity ownership of DRAXIS as of the date of their respective participation in this Plan.

        This plan has an expiry date of June 30, 2015. Participants are entitled to a certain cash amount in the event of certain defined termination events, which include a termination of employment following a change of control of DRAXIS. In the event of a participant's termination of employment without cause within 24 months of a change of control of DRAXIS, such cash amount is based on the higher of (i) a multiple of EBITDA, and (ii) the aggregate acquisition price (as defined in the plan) paid on the change of control.

        Selected members of senior management as designated by the Board participate in the plan. Mr. Dan Brazier is the only participant under this plan as at the date of this Circular. In accordance with the terms of this plan and should Mr. Brazier's employment be terminated without cause within the 24 month period following the Effective Date, Mr. Brazier would be entitled (based on the Consideration and the number of Common Shares currently outstanding, and assuming an exchange rate of CDN$1.0132=U.S.$1) to a minimum cash payment of approximately CDN$2,485,000. Based on the number of Common Shares outstanding on a fully-diluted basis, such minimum cash payment would be approximately CDN$2,870,000.

  2008 DRAXIS Pharma Long Term Equity Incentive Plan

        In February 2008, the Board ratified the 2008 DRAXIS Pharma Long Term Equity Incentive Plan following earlier commitments it had entered into. The intention behind this plan was to provide:

  (a)
  Senior management employees with a meaningful incentive to increase the value of DRAXIS and to allow such senior management to share in the benefits of that value creation;

  (b)
  A significant incentive interest for the retention of senior management on a long-term basis; and

  (c)
  An opportunity for senior management employees to participate in the growth of DRAXIS as if management had actual equity ownership of DRAXIS as of the date of their respective participation in this Plan.

        This plan has an expiry date of June 30, 2015. Participants are entitled to a certain cash amount in the event of certain defined termination events, which include a termination of employment following a change of control of DRAXIS. In the event of a participant's termination of employment without cause within 12 months of a change of control of DRAXIS, such cash amount is based on the higher of (i) a multiple of EBITDA of the DRAXIS Pharma division, and (ii) a percentage of the aggregate acquisition price (as defined in the plan) paid on the change of control, such percentage being based on the revenues of the DRAXIS Pharma division.

        Selected members of senior management as designated by the DRAXIS Pharma division as designated by the Board participate in this plan. Mr. Jean-Pierre Robert is the only participant under this plan as at the date of this Circular. In accordance with the terms of this plan and should Mr. Robert's employment be terminated without cause within the 12 month period following the Effective Date, Mr. Robert would be entitled (based on the Consideration and the number of Common Shares currently outstanding, and assuming an exchange rate of CDN$1.0132=U.S.$1) to a minimum cash payment of approximately CDN$1,319,000. Based on the number of Common Shares outstanding on a fully-diluted basis, such minimum cash payment would be approximately CDN$1,498,000.

        For a description of the DRAXIMAGE Long Term Equity Incentive Plan in which Mr. Jean-Pierre Robert participates see "Appendix G — Information Concerning DRAXIS — Executive Compensation".

Arrangements with the Purchaser

        As of the date of this Circular, none of DRAXIS' Officers have entered into any agreement, arrangement or understanding with the Purchaser or its affiliates regarding employment with, or the right to purchase or participate in the equity of, the Purchaser or its affiliates.

Executive Compensation Table

        The table below sets forth, as of April 24, 2008, for each of the Officers: (a) the number of Options held by such person that will vest upon consummation of the Arrangement, (b) the cash payment that may be made in respect of the foregoing Options, upon the consummation of the Arrangement, (c) the number of DSUs held by such person that will vest upon consummation of the Arrangement, (d) the cash payment that may be made in respect of the foregoing DSUs upon the consummation of the Arrangement, (e) the number of Common Shares owned by such person and (f) the cash amount representing their Common Share ownership (in all cases before applicable withholding taxes).

	Options		DSUs		Personal Ownership of Common Shares (#)	Personal Ownership of Common Shares ($)
Name	Number (#)	Cash Payment(1) ($)	Number (#)	Cash Payment ($)
Dan Brazier President and Chief Executive Officer	405,000	686,250	19,802	118,812	9,355	56,130
Alida Gualtieri General Counsel and Secretary	100,000	81,150	1,020	6,120	500	3,000
Mark Oleksiw Chief Financial Officer	230,000	466,250	None	None	3,000	18,000
Jerry Ormiston Executive Director of Investor Relations	60,000	56,850	6,387	38,322	29,100	174,600
Jean-Pierre Robert COO and President, DSPI	168,334	100,300	None	None	None	None

Total of all Officers	963,334	1,390,800	27,209	163,254	41,955	251,730

(1)
Assumes a conversion rate of CDN$1.0132 = U.S.$1, as the exercise prices of the Options are expressed in Canadian dollars.

Intentions of Directors and Officers

        The directors and the Officers of DRAXIS have all indicated that they intend to vote for the Arrangement Resolution.

Expenses of the Arrangement

        DRAXIS estimates that expenses in the aggregate amount of approximately $7 million (not including applicable taxes) will be incurred by DRAXIS in connection with the Arrangement, including legal, financial advisory, accounting, translation, filing and printing costs, and the cost of preparing and mailing this Circular.

Sources of Funds for the Arrangement

        The obligations of the Purchaser under the Arrangement Agreement are not conditional on it obtaining financing. An aggregate amount of approximately $256.9 million will be required to fund the transactions under the Arrangement. Under the Arrangement Agreement, Jubilant represented that the Purchaser has or will have sufficient funds, assuming the financing contemplated in the Commitment Letter is funded, to pay the aggregate Consideration to be paid pursuant to the Arrangement and all related fees and expenses on the Effective Date. In order to fund the transactions under the Arrangement, the Purchaser has received commitments for debt financing of up to $160 million and has cash resources available to it to fund the balance of the purchase price payable by it.

Debt Financing

        The Purchaser has received the Commitment Letter from an international financial institution (the "Lender") pursuant to which the Lender has committed, subject to the terms and conditions contained therein, to provide the Purchaser CDN$150,000,000 loan facilities (the "Credit Facilities") to provide financing for the acquisition of the Common Shares pursuant to the Arrangement.

        The Credit Facilities are fully underwritten by the Lender's Canadian affiliate but may be syndicated.

        The obligations of the Lender to provide the Credit Facilities on the terms outlined in the Commitment Letter are subject to customary conditions precedent for financing of this nature including, among others:

  •
  execution of a credit agreement and related documents giving effect to the Credit Facilities on the terms set forth in the Commitment Letter;

  •
  approval of the Arrangement by the Shareholders and by the Court;

  •
  completion of the Arrangement in accordance with the terms of the Arrangement Agreement;

  •
  evidence of the infusion by Jubilant or an affiliate of equity or subordinated loans of not less than CDN$100,000,000;

  •
  absence of any material adverse change; and

  •
  other customary conditions for financings of this type.

Stock Exchange De-Listing and Reporting Issuer Status

        If the Arrangement is consummated, the Common Shares are expected to be de-listed from the TSX and the NASDAQ as soon as practicable following the Effective Date. DRAXIS will also seek to be deemed to have ceased to be a reporting issuer under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or equivalent) and will deregister the Common Shares under U.S. Federal securities laws and will cease to be required to file reports with the SEC.

THE ARRANGEMENT AGREEMENT

        On April 4, 2008, DRAXIS, Jubilant and the Purchaser entered into the Arrangement Agreement. The Arrangement Agreement and the Plan of Arrangement are the legal documents that govern the Arrangement. This section of the Circular describes the material provisions of the Arrangement Agreement but does not purport to be complete and may not contain all of the information about the Arrangement Agreement that is important to you. This summary is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders are encouraged to read the Arrangement Agreement in its entirety. It is an agreement that establishes and governs the legal relationships between DRAXIS, Jubilant and the Purchaser with respect to the transactions described in this Circular. It is not intended to be a source of factual, business or operational information about DRAXIS, Jubilant or the Purchaser.

Representations and Warranties

        The Arrangement Agreement contains representations and warranties made by DRAXIS to the Purchaser and representations and warranties made by the Purchaser to DRAXIS. The assertions embodied in those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, some of those representations and warranties are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure to Shareholders, or are used for the purpose of allocating risk between the parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise. In the Arrangement Agreement, DRAXIS, Jubilant and the Purchaser have each made representations and warranties relating to, among other things: corporate existence and power; corporate authorization; governmental authorization; non-contravention of constating documents and Applicable Law; and litigation. In addition to the foregoing representations and warranties, Jubilant and the Purchaser made representations and warranties for the benefit of DRAXIS relating to the sufficiency of committed funds to give effect to the transactions contemplated by the Arrangement Agreement; security ownership with respect to holdings in DRAXIS securities, and the lack of any need for approval from Jubilant shareholders to consummate the Arrangement.

        DRAXIS also made representations and warranties for the benefit of the Purchaser including with respect to the approval of the Board; the opinion provided by Banc of America to the Special Committee and to the Board; organization; DRAXIS' capitalization; subsidiaries; securities laws matters; financial statements; lack of undisclosed material liabilities; litigation, taxes; property; Material Contracts; permits; environmental matters; public filings; regulatory matters; employee plans; labour and employment; compliance with laws; intellectual property; and insurance.

        Certain of the representations and warranties of DRAXIS in the Arrangement Agreement are expressly qualified by reference to a "Material Adverse Effect", which means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is material and adverse to the business, affairs, prospects, results of operations or financial condition of DRAXIS and its subsidiaries, taken as a whole, provided that any change, effect, event or occurrence resulting from:

  (a)
  the announcement of the execution of the Arrangement Agreement or the transactions contemplated thereby or the performance of any obligation thereunder;

  (b)
  changes in U.S. or Canadian general, national or regional, political or general economic conditions or in national or global financial or capital markets;

  (c)
  commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism;

  (d)
  any change in Applicable Laws or in GAAP;

  (e)
  any natural disaster;

  (f)
  the failure, in and of itself, of DRAXIS to meet internal or public forecasts or estimates of revenues or earnings (it being understood that the causes underlying any such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

  (g)
  any decrease in the market price or any decline in the trading volume of Common Shares on either of the Exchanges or any suspension of trading in securities generally on any Exchange on which any securities of DRAXIS trade (it being understood that the causes underlying a change in market price may be taken into account in determining whether a Material Adverse Effect has occurred).

  (h)
  any change affecting the industries in which DRAXIS and its Material Subsidiaries operate, as a whole;

  (i)
  any action specifically and expressly contemplated by the Arrangement Agreement or taken at the Purchaser's request;

  (j)
  the results of the Phase I clinical trials of DRAXIMAGE MIBG; or

  (k)
  any reorganization of DRAXIS and its subsidiaries specifically required by the Arrangement Agreement and the Plan of Arrangement (including a change in Applicable Law relating to Taxes that adversely affects the Pre-Acquisition Reorganization, any Supplemental Pre-Acquisition Reorganization or any expected Tax benefits to be realized in relation thereto);

  will be deemed not to constitute a "Material Adverse Effect". Notwithstanding the foregoing, the events described in clauses (b), (c), (d), (e) and (h), will constitute a Material Adverse Effect to the extent those changes, effects, events or occurrences have or would reasonably be expected to have a disproportionate impact on the business, affairs, prospects, results of operations or financial condition of DRAXIS and its Material Subsidiaries relative to other industry participants.

Conduct of Business Prior to the Effective Time

        Under the Arrangement Agreement, DRAXIS has covenanted and agreed that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required by the Arrangement Agreement, Applicable Law or any Governmental Entities, DRAXIS shall, and shall cause each of its Material Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from April 4, 2008 until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement (including as a result of a Pre-Acquisition Reorganization), DRAXIS shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) and in any event the Purchaser shall respond within five business days, failing which it shall be deemed to have consented:

  (a)
  take any action except in the usual and ordinary course of business of DRAXIS and its Material Subsidiaries, and DRAXIS shall use commercially reasonable efforts to maintain and preserve its and its Material Subsidiaries' business organization, assets, employees, goodwill and business relationships;

  (b)
  (i)  amend its articles, charter or by-laws or other comparable organizational documents;

  (ii)
  split, combine or reclassify any shares in the capital of DRAXIS or any of its Material Subsidiaries;

  (iii)
  declare, set aside for payment or pay any dividend on or other distribution in respect of any Common Shares unless (A) it is made in the ordinary course of business and (B) the Consideration payable to each holder of Common Shares shall be reduced by the amount of such dividend or distribution paid in respect of those Common Shares, and shall not declare, set aside for payment or pay any dividend on or make any other distribution in respect of the securities of any subsidiary owned by a person other than DRAXIS other than, in the case of any subsidiary wholly-owned by DRAXIS, any dividends payable to DRAXIS or any other wholly-owned subsidiary of DRAXIS;

  (iv)
  issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of DRAXIS or its Material Subsidiaries, or any options, warrants, securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of DRAXIS or its subsidiaries, other than:

  (A)
  the issuance of Common Shares issuable pursuant to the terms of the outstanding Options;

      (B)
      the grant of Options pursuant to the terms of contractual commitments described in the Disclosure Letter for each of the DRAXIS Stock Option Plans, as applicable;

      (C)
      transactions in the ordinary course of business and consistent with past practices between two or more DRAXIS wholly-owned Material Subsidiaries or between DRAXIS and a DRAXIS wholly-owned Material Subsidiary, and

      (D)
      as required under applicable Law or existing Material Contracts set forth in the Disclosure Letter,

    (v)
    redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of DRAXIS or any of its Material Subsidiaries;

    (vi)
    amend the terms of any of its securities, other than amendments to its stock option plans to permit the cashless exercise of stock options;

    (vii)
    adopt a plan of liquidation or resolution providing for the liquidation or dissolution of DRAXIS or any of its Material Subsidiaries;

    (viii)
    amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP or pursuant to written instructions, comments or orders from Securities Authorities;

    (ix)
    except as required by Applicable Law make, amend or revoke any Tax election, settle or compromise any Tax liability not fully provided for in the DRAXIS Financial Statements, file any amended Tax Return, surrender any right to claim a Tax refund, or consent to the extension or waiver of the limitation period applicable to any Tax claim or assessment; or

    (x)
    enter into, modify or terminate any Contract with respect to any of the foregoing,

  (c)
  except in the ordinary course of business consistent with past practice and except as set forth in the Disclosure Letter:

  (i)
  sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of DRAXIS or any of its subsidiaries;

  (ii)
  acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $200,000 other than purchases by DRAXIS or its Material Subsidiaries of raw materials, inventory and replacement capital assets made in the ordinary course of business;

  (iii)
  incur, create, assume or otherwise become liable of, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances, except

  (A)
  for refinancing of existing debt on substantially the same or more favourable terms, and

  (B)
  under its operating facility in the ordinary course of business, and

  (C)
  for incurring indebtedness under DRAXIS' existing credit facilities for the purpose of securing payment to officers of DRAXIS of amounts payable to them in respect of DSUs, and to employees of DRAXIS of amounts which will become payable to them pursuant to a termination of employment (if applicable) following a change of control or pursuant to any long-term incentive plan and to eligible persons under DRAXIS' option plans to secure the cashless exercise of stock options, in each such case, as set forth in the Disclosure Letter;

  (iv)
  pay, discharge or satisfy any material claims, liabilities or obligations;

  (v)
  waive, release, grant or transfer any rights of material value; or

    (vi)
    authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

  (d)
  except in the ordinary course of business, enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts;

  (e)
  other than as disclosed in the Disclosure Letter, as is necessary to comply with any Applicable Law or Contract, or in accordance with the DRAXIS Benefit Plans and other than usual annual increases in compensation granted in the normal course of business, subject to a maximum issuance:

  (i)
  grant to any officer, employee or director of DRAXIS or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase;

  (ii)
  make any loan to any officer employee, or director of DRAXIS or any of its Material Subsidiaries;

  (iii)
  take any action with respect to the grant of any severance, change of control, bonus or termination pay to or enter into any employment agreement, deferred compensation or other similar agreement (or amend such existing agreement) with, or hire or terminate employment (except for serious reason) of, any officer, director level or manager level employee or director of DRAXIS or any of its subsidiaries other than the hiring of employees on a temporary contract basis;

  (iv)
  increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any DRAXIS benefit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of DRAXIS or any of its subsidiaries;

  (v)
  increase compensation, bonus levels or other benefits payable to any director, executive officer or employee of DRAXIS or any of its subsidiaries;

  (vi)
  other than as expressly provided for in the Arrangement Agreement, provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or

  (vii)
  establish, adopt or amend (except as required by Applicable Law) any collective bargaining agreement or similar agreement;

  (f)
  settle, pay, discharge, satisfy, compromise, waive, assign or release

  (i)
  any action, claim or proceeding brought against DRAXIS and/or any of its subsidiaries (other than employee claims or claims in an individual amount of no more than $50,000 or no more than $200,000 in the aggregate) except to the extent the cost of so doing is not in excess of any reserve or accrual taken by DRAXIS for such purpose as described in the Disclosure Letter or in the DRAXIS Financial Statements; or

  (ii)
  any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

  (g)
  other than in the ordinary course of business or as set forth in the Disclosure Letter, enter into any agreement or arrangement that limits or otherwise restricts in any material respect DRAXIS or any of its Material Subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect DRAXIS or any of its Material Subsidiaries from competing in any manner;

  (h)
  waive, release or assign any material rights, claims or benefits of DRAXIS or any of its Material Subsidiaries;

  (i)
  other than in the ordinary course of business consistent with past practice;

    (i)
    enter into any agreement that if entered into prior to the date hereof would be a Material Contract;

    (ii)
    modify, amend in any material respect, transfer or terminate any Material Contract; or

    (iii)
    waive, release or assign any material rights or claims thereto or thereunder;

  (j)
  take any action or fail to take any action which action or failure to act would result in the material loss or reduction in the value of the Intellectual Property Rights or the Technology;

  (k)
  take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any Regulatory Authorizations; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for any Regulatory Authorization;

  (l)
  take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of DRAXIS to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement;

  (m)
  take any action or enter into any transaction outside of the ordinary course of business consistent with prior practice that would preclude the Canadian tax "bump" rules from applying upon an amalgamation or winding-up of DRAXIS (or its successor) by virtue of paragraph 88(1)(c) of the Tax Act, in calculating the tax cost of non-depreciable capital property distributed to the parent for purposes of paragraph 88(1)(d) of the Tax Act; or

  (n)
  agree, resolve or commit to do any of the foregoing.

        DRAXIS is required by the Arrangement Agreement to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by DRAXIS or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for competitive premiums are in full force and effect; provided that none of DRAXIS or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

        Subject to compliance with applicable competition or anti-trust laws, DRAXIS is required by the Arrangement Agreement to promptly notify the Purchaser in writing of any circumstance or development that, to the knowledge of DRAXIS, is or could reasonably be expected to constitute a Material Adverse Effect.

        DRAXIS is required by the Arrangement Agreement to deliver to Purchaser, as soon as they become publicly available or are filed, true and complete copies of any material forms, reports, schedules, statements and other documents required to be filed by DRAXIS with any Securities Authorities or Exchange subsequent to the date of the Arrangement Agreement.

Non-Solicitation Covenant and 'Fiduciary Out'

        Except as otherwise expressly provided in the Arrangement Agreement, DRAXIS may not, pursuant to the terms of the Arrangement Agreement, directly or indirectly, through any officer, director, employee or representative (including any financial or other advisor ("Advisors")) of DRAXIS or any of its subsidiaries (collectively, the "Representatives"):

  (a)
  solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

  (b)
  participate in any substantive discussions or negotiations with any person (other than the Purchaser or any of its affiliates) regarding an Acquisition Proposal;

  (c)
  approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal;

  (d)
  accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal; or

  (e)
  make a Change in Recommendation.

        Except as otherwise provided in the Arrangement Agreement, DRAXIS is required to, and is required to cause its subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by DRAXIS, its subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, DRAXIS is required to discontinue access to the Data Room (and not establish or allow access to any other data rooms, virtual or otherwise) and to request to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding DRAXIS and its subsidiaries previously provided to any such person or any other person and is required to request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding DRAXIS and its subsidiaries. DRAXIS has agreed that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party. DRAXIS has undertaken to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries had entered into prior to April 4, 2008.

        Provided that DRAXIS complies with the provisions of the Arrangement Agreement, nothing contained in the Arrangement Agreement prohibits the DRAXIS Board from taking any action or making a Change in Recommendation or from making any disclosure to any securityholders of DRAXIS prior to the Effective Time, including disclosure of a Change in Recommendation, if, in the good faith judgment of the Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the Board's exercise of its fiduciary duties or such action or disclosure is otherwise required under Applicable Law (including by responding to an Acquisition Proposal under a directors' circular or otherwise as required under Securities Laws), provided that in the event of a Change of Recommendation and a termination by the Purchaser of the Arrangement Agreement as a result of such Change in Recommendation, DRAXIS must pay the Termination Fee as required by the Arrangement Agreement. In addition, subject to the other provisions of the Arrangement Agreement, nothing contained in the Arrangement Agreement prevents DRAXIS or the Board from calling and holding a meeting of Shareholders, requisitioned by Shareholders, in accordance with the CBCA or ordered to be held by a court in accordance with Applicable Laws.

Superior Proposal

        Notwithstanding the provisions of the Arrangement Agreement or of any other agreement between DRAXIS, Jubilant and the Purchaser or between DRAXIS and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following April 4, 2008 and prior to obtaining the approval of the Arrangement Resolution by Shareholders at the Meeting, DRAXIS receives a written Acquisition Proposal that the Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or could reasonably be expected to lead to, if completed in accordance with its terms, a Superior Proposal, then DRAXIS may, provided it has first complied with the terms of the Arrangement Agreement:

  (a)
  furnish information with respect to DRAXIS and its subsidiaries to the person making such Acquisition Proposal; and/or

  (b)
  enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that DRAXIS shall not, and shall not allow its Representatives to, disclose any non-public information to such person:

  (i)
  if such non public information has not been previously provided to, or is not concurrently provided to the Purchaser; and

  (ii)
  without entering into a confidentiality agreement with such person substantially in the form and content of the Confidentiality Agreement and that contains terms that are no more favourable to such person than those found in the Confidentiality Agreement provided that such confidentiality agreement need not contain a standstill provision.

        DRAXIS is required by the Arrangement Agreement to promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify the Purchaser in the event it receives an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and must include copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing. DRAXIS is also required by the Arrangement Agreement to provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, at the Purchaser's reasonable request. DRAXIS must keep the Purchaser fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and must respond promptly to all inquiries from the Purchaser with respect thereto.

        If at any time following April 4, 2008 and prior to obtaining the approval of the Arrangement Resolution by Shareholders at the Meeting, DRAXIS receives an Acquisition Proposal which the Board concludes in good faith constitutes a Superior Proposal, the Board may, subject to compliance with the procedures set out in the Arrangement Agreement, terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal.

Purchaser Right to Match

        DRAXIS cannot, pursuant to the terms of the Arrangement Agreement, accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement as described under in the Arrangement Agreement) unless:

  (a)
  DRAXIS has complied with its obligations under the Arrangement Agreement and has provided the Purchaser with a copy of the Superior Proposal; and

  (b)
  a period (the "Response Period") of five business days shall has elapsed from the date that is the later of (i) the date on which the Purchaser receives written notice from the DRAXIS Board that the DRAXIS Board has determined, subject to compliance with the terms of the Arrangement Agreement, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal, and (ii) the date the Purchaser receives a copy of the Superior Proposal.

        During the Response Period, the Purchaser will have the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement and the Plan of Arrangement. Within five business days (the "Review Period") of any such proposal by the Purchaser to amend the terms of the Arrangement Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate Consideration, the Board will review and determine whether the Acquisition Proposal to which the Purchaser is responding would be a Superior Proposal when assessed against the Arrangement Agreement and against the Plan of Arrangement as they are proposed by the Purchaser to be amended. Any such determination made by the Board must be communicated to the Purchaser by the end of the Review Period. If the Board does not so determine, the Board, subject to the Purchaser and DRAXIS entering into an amendment to the Arrangement Agreement in respect of the amended Plan of Arrangement, must promptly reaffirm its recommendation of the Plan of Arrangement. If the Board does so determine, DRAXIS may approve and recommend that Shareholders accept such Superior Proposal and may terminate the Arrangement Agreement subject to paying the Termination Fee, to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

        Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders shall constitute a new Acquisition Proposal and the Purchaser must be afforded a new Response Period, and the rights described in the preceding paragraph in respect of each such Acquisition Proposal.

        In the event that DRAXIS provides notice on a date which is less than five business days prior to the Meeting, the Purchaser is entitled to require DRAXIS to adjourn or postpone the Meeting to a date that is not more than seven business days after the date of such notice.

Financing Covenants

        The Purchaser has agreed, subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and Applicable Laws, to pay the aggregate Consideration to be paid pursuant to the Arrangement.

        Jubilant has agreed not to pledge, subject to a Lien, transfer, assign or otherwise dispose of the Consideration cash prior to the closing of the Arrangement.

        Until the earlier of the Effective Time or the date on which the Arrangement Agreement is terminated in accordance with its terms, DRAXIS has agreed to use commercially reasonable efforts to provide any cooperation reasonably requested by the Purchaser (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of DRAXIS and its subsidiaries) in connection with obtaining financing for the Arrangement. Neither DRAXIS nor any subsidiary shall be required to participate in any marketing activities or pay any commitment or other similar fee or incur any other cost or liability in connection with such financing prior to the Effective Time.

Pre-Acquisition Reorganization

        DRAXIS has agreed to, and to cause its subsidiaries to effect the formation of a new wholly-owned subsidiary of DSPI and DP Partnership in accordance with Schedule 5.4(c) of the Arrangement Agreement and the implementation of the steps described in Sections 2.3(a)-(f) of the Plan of Arrangement (the "Pre-Acquisition Reorganization"). Further, DRAXIS has agreed to, and to cause its subsidiaries to effect such other reorganization of its business, operations, subsidiaries and assets or such other transactions disclosed in writing to DRAXIS prior to the Effective Date (a "Supplemental Pre-Acquisition Reorganization"), and to modify the Plan of Arrangement accordingly, if required. However, DRAXIS need not effect a Supplemental Pre-Acquisition Reorganization which, in the opinion of DRAXIS, acting reasonably:

  (a)
  would require DRAXIS to obtain the prior approval of the Shareholders in respect of such Supplemental Pre-Acquisition Reorganization other than at the Meeting or to obtain any regulatory approval not otherwise contemplated by the Arrangement Agreement;

  (b)
  would impede or materially delay the consummation of the Arrangement;

  (c)
  would require DRAXIS or any subsidiary to contravene any Applicable Law, their respective organizational documents or any Contract; or

  (d)
  where incremental taxes could be imposed on, or any adverse tax or other adverse consequences could arise for, any Shareholder as a result of the consummation of the Arrangement following any Supplemental Pre-Acquisition Reorganization.

        DRAXIS has agreed, subject to the foregoing, to use commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect the Pre-Acquisition Reorganization and any Supplemental Pre-Acquisition Reorganization, and DRAXIS has agreed to cooperate with the Purchaser in structuring, planning and implementing such Pre-Acquisition Reorganization and any Supplemental Pre-Acquisition Reorganization, provided that a failure to obtain any such necessary consents, approvals or waivers shall not affect the consummation of the Arrangement or otherwise delay the filing of the Articles of Arrangement. If the Arrangement is not completed due to the fault of the Purchaser to fulfill its obligations under the Arrangement Agreement, the Purchaser has agreed to reimburse DRAXIS for all reasonable fees and expenses (including any professional fees and expenses) incurred by DRAXIS and its subsidiaries in considering or effecting the Pre-Acquisition Reorganization and any Supplemental Pre-Acquisition Reorganization.

        The Purchaser has agreed, on an after Tax basis, to indemnify DRAXIS, its subsidiaries and their respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including Taxes, legal fees, professional fees, and disbursements), interest, awards, judgements and penalties suffered or incurred by any of them in connection with, in respect of, or as a result, of the Pre-Acquisition Reorganization and any Supplemental Pre-Acquisition Reorganization, including any such amounts resulting from the unwinding of the Pre-Acquisition Reorganization and any Supplemental Pre-Acquisition Reorganization should the Arrangement not be completed. Jubilant has guaranteed any such indemnity obligation of the Purchaser.

        The Purchaser must provide written notice to DRAXIS of any proposed Supplemental Pre-Acquisition Reorganization at least ten business days prior to the Effective Date. The Purchaser has acknowledged and agreed that the planning for and implementation of the Pre-Acquisition Reorganization and any Supplemental Pre-Acquisition Reorganization shall not be considered a breach of any covenant under the Arrangement Agreement and will not be considered in determining whether a representation, warranty or covenant of DRAXIS under the Arrangement Agreement has been breached. DRAXIS will not be liable for any failure to properly implement the Pre-Acquisition Reorganization and any Supplemental Pre-Acquisition Reorganization or for the failure of Purchaser to benefit from any anticipated Tax efficiency provided that DRAXIS has acted in good faith in implementing the Pre-Acquisition Reorganization and any Supplemental Pre-Acquisition Reorganization.

Director and Officer Liability

        The Purchaser has agreed under the Arrangement Agreement to, or to cause DRAXIS and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors' and officers' liability insurance providing protection no less favourable to the protection provided by the policies maintained by DRAXIS and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that the Purchaser has acknowledged and agreed that prior to the Effective Date, DRAXIS may, in the alternative, purchase run off directors' and officers' liability insurance for a period of up to six years from the Effective Date.

        The Purchaser has also agreed that it shall directly honour all rights to indemnification or exculpation existing in favour of present and former officers and directors of DRAXIS and its subsidiaries, which will survive the completion of the Plan of Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

Mutual Covenants

        Each of DRAXIS, Jubilant and the Purchaser has agreed under the Arrangement Agreement that, except as contemplated in the Arrangement Agreement, during the period from April 4, 2008 until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms:

  (a)
  it will, and will cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Arrangement Agreement to the extent that such conditions precedent are within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the Plan of Arrangement, including using commercially reasonable efforts to:

  (i)
  obtain all Key Regulatory Approvals required to be obtained by it;

  (ii)
  effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement;

  (iii)
  oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and

  (iv)
  co-operate with the other parties in connection with the performance by it and its subsidiaries of their obligations under the Arrangement Agreement; in addition, subject to the terms and conditions of the Arrangement Agreement, none of the Parties may knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; and

  (b)
  it will not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by the Arrangement Agreement.

Employee Matters

        DRAXIS has agreed to honour its obligations, if any, under its employment agreements following the Effective Date.

Conditions

Mutual Conditions Precedent

        The obligations of the Parties to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

  (a)
  the Arrangement Resolution must be approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order;

  (b)
  the Interim Order and the Final Order must be obtained on terms consistent with the Arrangement Agreement, and must not be set aside or modified in a manner unacceptable to DRAXIS and the Purchaser, acting reasonably, on appeal or otherwise;

  (c)
  no action, suit or proceeding, shall have been taken under any Applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case:

  (i)
  to enjoin or prohibit the Plan of Arrangement or the transactions contemplated by the Arrangement Agreement; or

  (ii)
  resulting in any judgment or assessment of damages, directly or indirectly,

  (iii)
  which, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect with respect to DRAXIS;

  (d)
  the Commissioner of Competition appointed under the Competition Act must not have filed an application or threatened to file an application for an order under Part VIII of the Competition Act, or any such application, order or threat shall have been rescinded;

  (e)
  all Key Regulations Approvals must be obtained; and

  (f)
  the Arrangement Agreement must not be terminated in accordance with its terms.

Additional Conditions Precedent to the Obligations of the Purchaser

        The obligations of the Purchaser to complete the transactions contemplated by the Arrangement Agreement are also subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of the Purchaser and may be waived by the Purchaser):

  (a)
  all covenants of DRAXIS under the Arrangement Agreement to be performed on or before the Effective Time must be duly performed by DRAXIS in all material respects, and the Purchaser must have received a certificate of DRAXIS addressed to the Purchaser and dated the Effective Time, signed on behalf of DRAXIS by two senior executive officers of DRAXIS (on DRAXIS' behalf and without personal liability), confirming the above as at the Effective Date;

  (b)
  all representations and warranties of DRAXIS set forth in the Arrangement Agreement (other than those relating to authority relative to the Arrangement Agreement, no violation and capitalization) must be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on DRAXIS and the representations and warranties of DRAXIS relating to authority relative to the Arrangement Agreement, no violation and capitalization) must be accurate in all respects when made and, except as contemplated by the Arrangement Agreement, on and as of the Effective Time, as though made on and as of the Effective Time; and the Purchaser must have received a certificate of DRAXIS addressed to the Purchaser and dated the Effective Time, signed on behalf of DRAXIS by two senior executive officers of DRAXIS (on DRAXIS' behalf and without personal liability), confirming the above as at the Effective Date;

  (c)
  since April 4, 2008, there must not have been any event, occurrence, development or state of circumstances that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on DRAXIS;

  (d)
  all Key Third Party Consents must be obtained; and

  (e)
  holders of no more than 10% of the Common Shares shall have exercised Dissent Rights.

Additional Conditions Precedent to the Obligations of DRAXIS

        The obligations of DRAXIS to complete the transactions contemplated by the Arrangement Agreement will also be subject to the following conditions precedent (each of which is for the exclusive benefit of DRAXIS and may be waived by DRAXIS):

  (a)
  all covenants of the Purchaser under the Arrangement Agreement to be performed on or before the Effective Time must have been duly performed by the Purchaser in all material respects, and DRAXIS must have received a certificate of the Purchaser, addressed to DRAXIS and dated the Effective Time, signed on behalf of the Purchaser by two of its senior executive officers (on the Purchaser's behalf and without personal liability), confirming the above as of the Effective Date; and

  (b)
  all representations and warranties of the Purchaser and Jubilant set forth in the Arrangement Agreement must be true and correct in all respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a material adverse effect on the Purchaser or Jubilant; and DRAXIS must have received a certificate of the Purchaser and Jubilant, addressed to DRAXIS and dated the Effective Time, signed on behalf of each of the Purchaser and Jubilant by two senior executive officers of each of the Purchaser and Jubilant (on the Purchaser's or Jubilant's behalf and without personal liability), confirming the above as at the Effective Date.

Termination of the Arrangement Agreement

        The Arrangement Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Arrangement Agreement or the Arrangement Resolution by the Shareholders or the Arrangement by the Court):

  (a)
  by mutual written agreement of DRAXIS and the Purchaser; or

  (b)
  by either DRAXIS or the Purchaser, if:

  (i)
  the Effective Time has not occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement in these circumstances will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date; or

  (ii)
  any Applicable Law is enacted or made after April 4, 2008 that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins DRAXIS or the Purchaser from consummating the Arrangement and such Applicable Law (if applicable) or enjoinment has become final and non-appealable; or

  (iii)
  the Arrangement Resolution fails to receive the requisite vote for approval from Shareholders at the Meeting in accordance with the Interim Order; or

  (c)
  by the Purchaser, if:

  (i)
  prior to obtaining the approval of the Arrangement Resolution by Shareholders, the Board fails to recommend or withdraws, withholds, amends, modifies or qualifies, or fails to reaffirm its recommendation of the Arrangement within seven business days (or if the Meeting is scheduled to be held within such seven business day period, prior to the Meeting) after having been requested by the Purchaser to do so, in a manner adverse to the Purchaser, the approval or recommendation of the Board in respect of the Arrangement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of seven business days (or beyond the date scheduled for the Meeting, if sooner) shall be considered an adverse modification) (a "Change in Recommendation"); or

  (ii)
  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of DRAXIS (other than as described under the heading "The Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out' ") set forth in the Arrangement Agreement has occurred that would cause the conditions described under the heading "The Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser" not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any of the conditions described under the heading "The Arrangement Agreement — Additional Conditions Precedent to the Obligations of DRAXIS" not to be satisfied;

  (iii)
  DRAXIS is in breach or in default of any of the obligations or covenants as described under the heading "The Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out' " as a result of a breach by an Officer, a member of the Board or any Advisor; or

  (iv)
  the Meeting has not occurred on or before July 3, 2008 provided that the right to terminate the Arrangement Agreement in these circumstances will not be available to the Purchaser if the failure by the Purchaser to fulfil any obligation hereunder is the cause of or resulted in the failure of the Meeting to occur on or before such date.

  (d)
  by DRAXIS, if

  (i)
  the Board authorizes DRAXIS, subject to complying with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to a Superior Proposal and concurrently with such termination, DRAXIS pays the Termination Fee; or

  (ii)
  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in the Arrangement Agreement has occurred that would cause the conditions the heading "The Arrangement Agreement — Additional Conditions Precedent to the Obligations of DRAXIS" not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that DRAXIS is not then in breach of the Arrangement Agreement so as to cause any of the conditions described under the heading "The Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser" not to be satisfied.

Termination Fee and Expense Reimbursement

Termination Fee Payable by DRAXIS

        DRAXIS will pay the Termination Fee if the Arrangement Agreement is terminated:

  (a)
  by the Purchaser as a result of:

  (i)
  a Change in Recommendation; or

  (ii)
  DRAXIS being in breach or in default of any of the obligations or covenants described under the heading "The Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out' " and such breach is caused by an Officer, a member of the Board or any Advisor;

  (b)
  by DRAXIS if the Board authorizes DRAXIS, subject to complying with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to a Superior Proposal and concurrently with such termination, DRAXIS pays the Termination Fee; or

  (c)
  by any Party if:

  (i)
  the Effective Time has not occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement in these circumstances shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

  (ii)
  the Arrangement Resolution has failed to receive the requisite vote for approval from Shareholders at the Meeting in accordance with the Interim Order;

  (iii)
  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of DRAXIS (other than as described under the heading restore "The Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out' ") set forth in the Arrangement Agreement has occurred that would cause the conditions described under the heading "The Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser" not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any of the conditions described under the heading "The Arrangement Agreement — Additional Conditions Precedent to the Obligations of DRAXIS" not to be satisfied; or

  (iv)
  the Meeting has not occurred on or before July 3, 2008 provided that the right to terminate the Arrangement Agreement in these circumstances will not be available to the Purchaser if the failure by the Purchaser to fulfil any obligation hereunder is the cause of or resulted in the failure of the Meeting to occur on or before such date;

    but only if, in the circumstances described in subparagraphs (i) — (iv) above, prior to the termination of the Arrangement Agreement or prior to the Meeting, a bona fide Acquisition Proposal with respect to DRAXIS has been made or publicly announced or the intention of any person (other than the Purchaser and its affiliates) to make an Acquisition Proposal has been made public, and within six months following the date of such termination:

    (i)
    an Acquisition Proposal is consummated; or

    (ii)
    DRAXIS or one or more of its subsidiaries enters into a definitive agreement in respect of, or the DRAXIS Board approves or recommends, an Acquisition Proposal and that transaction is subsequently consummated at any time thereafter;

provided that for the purposes of this section, all references to "20%" in the definition of "Acquisition Proposal" shall be deemed to be "50%".

Expense Reimbursement Payable by DRAXIS

        DRAXIS has an obligation under the Arrangement Agreement to pay all fees, costs and expenses incurred by the Purchaser in connection with the transactions contemplated in the Arrangement Agreement and the Plan of Arrangement to a maximum of $2.5 million if the Arrangement Agreement is terminated in the following circumstances:

  (a)
  if the Effective Time has not occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement in these circumstances will not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

  (b)
  the Arrangement Resolution has failed to receive the requisite vote for approval from Shareholders at the Meeting in accordance with the Interim Order;

  (c)
  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of DRAXIS (other than as described under the heading "The Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out' ") set forth in the Arrangement Agreement has occurred that would cause the conditions described under the heading "The Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser" not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any of the conditions described under the heading "The Arrangement Agreement — Additional Conditions Precedent to the Obligations of DRAXIS" not to be satisfied; or

  (d)
  the Meeting has not occurred on or before July 3, 2008 provided that the right to terminate the Arrangement Agreement in these circumstances shall not be available to the Purchaser if the failure by the Purchaser to fulfil any obligation under the Arrangement Agreement is the cause of or resulted in the failure of the Meeting to occur on or before such date.

        If after making an expense payment it is subsequently determined that the Purchaser is entitled to the Termination Fee, any expense payment previously paid will be deducted from the Termination Fee and in no event will DRAXIS be required to pay an amount in excess of the Termination Fee.

Liquidated Damages, Injunctive Relief and Amendment and Waiver

Liquidated Damages

        Each of the Parties has acknowledged in the Arrangement Agreement that the payments described under "Termination Fee and Expense Reimbursement" are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of the Arrangement Agreement and are not penalties. DRAXIS has irrevocably waived any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of the Arrangement Agreement under circumstances where the Purchaser is entitled to the Termination Fee and such Termination Fee is paid in full, the Purchaser will be precluded from any other remedy against DRAXIS at law or in equity or otherwise, and will not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against DRAXIS or any of DRAXIS' subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement.

        Nothing in the Arrangement Agreement will relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of the Arrangement Agreement.

Injunctive Relief

        A Party may seek injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in the Arrangement Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

Amendment and Waiver

        Subject to the provisions of the Interim Order and Final Order and Applicable Law, the Parties may amend or waive any provision of the Arrangement Agreement or the Plan of Arrangement.

MARKET PRICE AND TRADING VOLUME DATA

        The Common Shares are listed and trade on the TSX and NASDAQ under the symbol "DAX" and "DRAX", respectively.

        The following table summarizes the high and low price and total volume of trading of the Common Shares on the TSX for each of the periods indicated:

Months	High (CDN$)	Low (CDN$)	Trading Volumes (#)
January 2007	6.15	5.36	1,536,500
February 2007	6.35	5.81	2,357,200
March 2007	7.49	6.08	3,069,200
April 2007	7.59	6.29	2,051,300
May 2007	6.63	5.75	1,563,900
June 2007	6.69	6.00	1,051,700
July 2007	7.00	5.21	2,784,100
August 2007	5.68	4.56	1,446,900
September 2007	5.90	4.81	928,800
October 2007	5.40	4.88	979,000
November 2007	4.44	3.29	3,825,700
December 2007	4.13	3.31	1,713,300
January 2008	4.25	3.57	1,021,584
February 2008	4.09	3.45	1,981,646
March 2008	5.55	3.67	2,043,720
April 1-24, 2008	6.06	4.83	8,380,794

        The closing price of the Common Shares on the TSX on March 13, 2008, the last trading day on the TSX prior to the request by securities regulators to explain increased trading in the Common Shares on March 14, 2008, was CDN$4.17. On April 3, 2008, the day immediately before the public announcement of the execution of the Arrangement Agreement, the closing price of the Common Shares on the TSX was CDN$4.94.

        The following table summarizes the high and low price and volume of trading of the Common Shares on NASDAQ for each of the periods indicated:

Months	High ($)	Low ($)	Trading Volumes (#)
January 2007	5.26	4.56	1,579,800
February 2007	5.51	4.91	3,826,900
March 2007	6.49	5.20	4,559,000
April 2007	6.64	5.67	3,217,300
May 2007	6.10	5.19	2,560,400
June 2007	6.25	5.71	2,183,300
July 2007	6.53	4.90	3,156,000
August 2007	5.38	4.26	1,693,500
September 2007	5.60	4.57	1,140,500
October 2007	5.50	4.82	878,300
November 2007	4.87	3.53	1,850,200
December 2007	4.08	3.27	884,900
January 2008	4.25	3.55	1,077,900
February 2008	4.17	3.43	953,000
March 2008	5.50	3.83	1,656,500
April 1-24, 2008	6.09	4.78	9,400,400

        The closing price of the Common Shares on the NASDAQ on March 13, 2008, the last trading day on the NASDAQ prior to the request by securities regulators to explain increased trading in the Common Shares on March 14, 2008, was $4.25. On April 3, 2008, the day immediately before the public announcement of the execution of the Arrangement Agreement, the closing price of the Common Shares on the NASDAQ was $4.90.

DISSENTING SHAREHOLDERS' RIGHTS

        Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Shareholders with the right to dissent from the Arrangement Resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order ("Dissent Rights"). Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of Common Shares held by such Dissenting Shareholder determined as of the close of business on the day before the day the Arrangement Resolution is adopted. Shareholders are cautioned that fair value could be determined to be less than the Consideration payable pursuant to the terms of the Arrangement. If Registered Shareholders holding more than 10% of the outstanding Common Shares exercise their Dissent Rights, the Purchaser may elect to terminate the Arrangement Agreement.

        Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that only a Registered Shareholder may exercise the Dissent Rights in respect of Common Shares that are registered in that Shareholder's name.

        In many cases, shares beneficially owned by a Non-Registered Holder are registered either (a) in the name of an Intermediary or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise its Dissent Rights directly (unless the shares are re-registered in the Non-Registered Shareholder's name). A Non-Registered Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Shareholder's behalf (which, if the Common Shares are registered in the name of CDS or other clearing agency, may require that such Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Common Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the Dissent Rights directly.

        A Registered Shareholder who wishes to dissent must provide a Dissent Notice to DRAXIS (a) at 16751 Trans-Canada Highway, Kirkland, Québec, H9H 4J4 (Attention: General Counsel and Secretary) or (b) by facsimile transmission to 514.630.7159 (Attention: General Counsel and Secretary) to be received not later than 5:00 p.m. (Toronto time) on the day which is one business day immediately preceding the Meeting. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.

        The filing of a dissent notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes for the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted for the Arrangement Resolution, being the Common Shares. The CBCA does not provide, and DRAXIS will not assume, that a proxy submitted instructing the proxyholder to vote against the Arrangement Resolution, a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a Registered Shareholder need not vote its Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote for the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Arrangement Resolution and thereby causing the Registered Shareholder to forfeit its Dissent Rights. See "General Information Concerning the Meeting".

        DRAXIS (or its successor) is required, within ten days after Shareholders adopt the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn its Dissent Notice.

        A Dissenting Shareholder who has not withdrawn its dissent notice prior to the Meeting must then, within 20 days after receipt of notice that the Arrangement Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Arrangement Resolution has been adopted, send to DRAXIS c/o the Transfer Agent a written notice (a "Demand for Payment") containing its name and address, the number of Common Shares in respect of which he or she dissents (the "Dissenting Common Shares"), and a demand for payment of the fair value of such Common Shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to DRAXIS or the Transfer Agent certificates representing Common Shares in respect of which he or she dissents. The Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required or to send certificates representing Dissenting Common Shares has no right to make a claim under section 190 of the CBCA.

        Under section 190 of the CBCA, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder in respect of its Dissenting Common Shares other than the right to be paid the fair value of the Dissenting Common Shares as determined pursuant to the Interim Order, unless (i) the Dissenting Shareholder withdraws its Dissent Notice before DRAXIS makes an Offer to Pay, or (ii) DRAXIS fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment, in which case the Dissenting Shareholder's rights as a Shareholder will be reinstated. Pursuant to the Plan of Arrangement, in no case shall DRAXIS or any other person be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Date, and the names of such Shareholders shall be deleted from the list of Registered Shareholders at the Effective Date.

        Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined to be entitled to be paid fair value for their Dissenting Common Shares shall be deemed to have transferred such Dissenting Common Shares to The Purchaser at the Effective Time.

        Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Common Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Date. DRAXIS is required, not later than seven days after the later of the Effective Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for its Dissenting Common Shares in an amount considered by the Board to be the fair value of the Common Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. DRAXIS must pay for the Dissenting Common Shares of a Dissenting Shareholder within ten days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if DRAXIS does not receive an acceptance within 30 days after the Offer to Pay has been made.

        If DRAXIS fails to make an Offer to Pay for a Dissenting Shareholder's Common Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, DRAXIS may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Common Shares of Dissenting Shareholders. If DRAXIS fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

        If DRAXIS or a Dissenting Shareholder makes an application to court, DRAXIS will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Common Shares of all Dissenting Shareholders. The final order of a court will be rendered against DRAXIS in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Common Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

        Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Common Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the Consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissenting Common Shares.

        The foregoing is only a summary of the dissenting holder provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. A complete copy of section 190 of the CBCA is attached as Appendix F to this Circular. It is recommended that any Shareholder wishing to avail himself or herself of his or her Dissent Rights under those provisions seek legal advice and, if a Non-Registered Shareholder, contact the relevant Intermediary as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice his or her Dissent Rights.

        For a general summary of certain income tax implications to a Dissenting Shareholder, see "Certain Tax Considerations".

CERTAIN TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

        The following is a summary of the principal Canadian federal income tax consequences under the Tax Act generally applicable as of the date hereof to a Shareholder and an Option Holder of the transactions contemplated by the Arrangement. This summary is applicable only to (i) a Shareholder who, for purposes of the Tax Act and at all relevant times, holds its Common Shares as capital property, deals at arm's length with DRAXIS, Jubilant and the Purchaser, and is not affiliated with, DRAXIS, Jubilant or the Purchaser and (ii) an Option Holder who, for purposes of the Tax Act and at all relevant times, is an individual who deals at arm's length with DRAXIS, each subsidiary of DRAXIS, Jubilant and the Purchaser and who received Options by virtue of employment with DRAXIS or a subsidiary thereof and not as a result of an option exchange to which subsection 7(1.4) of the Tax Act applied. Generally, the Common Shares will be capital property to a Shareholder unless the Common Shares are held or were acquired in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. Certain Resident Shareholders whose Common Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Common Shares and every other "Canadian security" (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

        This summary is based upon the current provisions of the Tax Act and the Regulations ("Regulations") thereunder and counsel's understanding of the administrative and assessing practices of the CRA published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary. This summary assumes that the Common Shares will be listed on the TSX immediately before the time of the amalgamation of DRAXIS, DSPI, and 427 Canco in accordance with the Arrangement and that the DHI Amalco Shares will be listed on the TSX at the time the Arrangement is completed. It is further assumed that there are no terms or agreements in respect of the Common Shares, except for the terms set forth in the articles of DRAXIS and the terms of the Arrangement.

        This summary is not applicable to a Shareholder that is, a "financial institution" for purposes of the mark-to-market rules, to a "specified financial institution", to a Shareholder to which the functional currency reporting rules in subsection 261(4) of the Tax Act apply, or to a Shareholder an interest in which is a "tax shelter investment" (all, as defined in the Tax Act). Such Shareholders should consult their own tax advisors with respect to the tax consequences of the Arrangement having regard to their own particular circumstances.

        This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder or Option Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders and Option Holders should consult their own tax advisors with respect to the income tax consequences of the Arrangement having regard to their own particular circumstances.

        This summary does not apply to holders of DSUs and such holders should consult their own tax advisors with respect to the income tax consequences of the Arrangement to them.

        For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares, DHI Amalco Shares, and Options must be expressed in Canadian dollars, including amounts related to dividends, adjusted cost base and proceeds of disposition. Amounts denominated in U.S. dollars must be converted into Canadian dollars based on the exchange rate as determined in accordance with the rules in subsection 261(2) of the Tax Act (which specifies the exchange rate published by the Bank of Canada at noon on the date on which the amount first arose).

Shareholders Resident in Canada

        The following portion of this summary is applicable to a Shareholder who is a Resident Shareholder.

  Amalgamation of DRAXIS, DSPI and 427 Canco

        A Resident Shareholder will not realize a capital gain or capital loss as a result of the exchange of Common Shares for DHI Amalco Shares upon the amalgamation of DRAXIS, DSPI and 427 Canco in accordance with the Arrangement. The cost of the DHI Amalco Shares received by such Resident Shareholder will be equal to the aggregate adjusted cost base of the Common Shares to such Resident Shareholder immediately before the amalgamation.

  Disposition of DHI Amalco Shares

        A Resident Shareholder who disposes of DHI Amalco Shares to the Purchaser under the Arrangement will realize a capital gain (or capital loss) equal to the amount, if any, by which the Canadian dollar equivalent of the cash received by the Resident Shareholder under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of the DHI Amalco Shares to the Resident Shareholder immediately before the disposition and any reasonable costs of disposition. The adjusted cost base of a DHI Amalco Share to a Resident Shareholder will be the average cost of all such Shareholder's DHI Amalco Shares.

        Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by the Resident Shareholder in the year. A Resident Shareholder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Shareholder in such years, to the extent and in the circumstances described in the Tax Act.

        The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a share may be reduced by the amount of any dividends received (or deemed to be received) by it on such share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a share is owned by a partnership or trust, of which a corporation, trust or partnership is a member or beneficiary.

        A Resident Shareholder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on its "aggregate investment income", which is defined to include an amount in respect of taxable capital gains.

        Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own advisors with respect to the potential application of the alternative minimum tax.

  Dissenting Shareholders

        A Resident Dissenting Shareholder who is deemed to transfer such Shareholder's Common Shares to the Purchaser in accordance with the Dissent Rights under the Arrangement will generally be considered to realize a capital gain (or capital loss) equal to the amount, if any, by which the cash received in respect of the fair value of the Shareholder's Common Shares (other than in respect of interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base of such Common Shares and any reasonable costs of disposition. See "Disposition of DHI Amalco Shares", above. Interest awarded by a court to a Resident Dissenting Shareholder will be includable in the Shareholder's income for purposes of the Tax Act. Resident Dissenting Shareholders should consult their own tax advisors in this regard.

Shareholders Not Resident in Canada

        The following portion of this summary is applicable to a Shareholder who is a Non-Resident Shareholder. Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is either an insurer carrying on business in Canada and elsewhere or an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Shareholders should consult their own tax advisors.

  Amalgamation of DRAXIS, DSPI and 427 Canco

        The consequences to a Non-Resident Shareholder of the amalgamation of DRAXIS, DSPI and 427 Canco in accordance with the Arrangement are as described above. See "Shareholders Resident in Canada — Amalgamation of DRAXIS, DSPI and 427 Canco".

  Disposition of DHI Amalco Shares

        A Non-Resident Shareholder who disposes of DHI Amalco Shares to the Purchaser under the Arrangement will not be subject to tax under the Tax Act on any capital gain realized on the disposition of DHI Amalco Shares under the Arrangement unless such shares are "taxable Canadian property" to the Non-Resident Shareholder at the time of the disposition and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty between Canada and the country in which the Non-Resident Shareholder is resident.

        In general, a DHI Amalco Share will not be taxable Canadian property to a Non-Resident Shareholder at the time of the disposition provided that (i) the DHI Amalco Share is listed on a designated stock exchange (which currently includes the TSX) at that time, (ii) the Common Shares were listed on a designated stock exchange immediately before the amalgamation of DRAXIS, DSPI and 427 Canco in accordance with the Arrangement, and (iii) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, or the Non-Resident Shareholder together with all such persons, has not owned (or had an option to acquire) 25% or more of the issued shares of any class or series of the capital stock of DRAXIS (or DHI Amalco) at any time during the 60 month period that ends at the time of the disposition. Notwithstanding the foregoing, the DHI Amalco Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

  Dissenting Shareholders

        A Non-Resident Dissenting Shareholder who is deemed to transfer such Shareholder's Common Shares to the Purchaser in accordance with the Dissent Rights under the Arrangement will generally not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares under the Arrangement unless such shares are "taxable Canadian property" to the Non-Resident Dissenting Shareholder at the time of the disposition and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty between Canada and the country in which the Non-Resident Dissenting Shareholder is resident. See "Disposition of DHI Amalco Shares", above. Non-Resident Dissenting Shareholders should consult their own tax advisors in this regard.

Resident Option Holders

        A Resident Option Holder who disposes of an Option pursuant to the Arrangement will be required to include in computing his or her income an amount equal to the Canadian dollar equivalent of the Option Consideration received. A deduction in an amount equal to 1/2 of the aggregate Option Consideration generally will be available to such holders provided the exercise price to acquire a Common Share under the particular Option was not less than the fair market value of a Common Share at the time such Option was originally granted by DRAXIS.

        Option Holders other than Resident Option Holders should consult their own tax advisors concerning the tax consequences to them of the Arrangement.

Certain United States Federal Income Tax Considerations

        The following is a summary of certain material U.S. federal income tax considerations of the Arrangement to holders of the Common Shares. This discussion is based on current provisions of the Code, current United States Treasury Regulations, IRS rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect. The discussion applies only to Shareholders who hold the Common Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). DRAXIS has not sought any rulings from the IRS nor an opinion of counsel with respect to the United States federal income tax considerations discussed below. The discussion below is not binding on the IRS or the courts. Accordingly, there can be no assurance that the IRS will not take a different position concerning the tax consequences of the Arrangement or that any such position would not be sustained.

        This discussion does not address all aspects of United States federal income taxation that may be relevant to Shareholders in light of their particular circumstances, or that may apply to Shareholders subject to special treatment under United States federal income tax laws, such as banks, insurance companies, tax-exempt organizations, partnerships, S corporations or other pass-through entities, financial institutions, brokers or dealers in securities, mutual funds, traders in securities that elect mark-to-market treatment, U.S. expatriates, persons who acquired Common Shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, persons who hold the Common Shares as part of a straddle, hedge, constructive sale or conversion transaction, and U.S. Shareholders whose functional currency is not the U.S. dollar. This discussion does not address the U.S. federal income tax consequences of the Arrangement to Option Holders or any other persons other than Shareholders that are U.S. Holders.

        This discussion does not address any aspect of state, local, Non-U.S. or other tax laws, estate or gift tax considerations, or the alternative minimum tax. Further, this summary does not address the United States federal income tax consequences of the Arrangement to any person that will own, actually or constructively, the Common Shares (or the shares of any successor corporation) following the Arrangement or to any Shareholder who validly exercises Dissent Rights.

        The United States federal income tax consequences set forth below are not intended to constitute a complete description of all tax consequences relating to the Arrangement. Shareholders should consult with their tax advisors regarding the applicability of the rules discussed below to them and the particular tax effects to them of the Arrangement, including the application and effect of state, local and Non-U.S. tax laws.

        TO COMPLY WITH IRS CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY SHAREHOLDERS, FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY DRAXIS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THE SHAREHOLDER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        For purposes of this discussion, a person is a "U.S. Holder" if such person is the beneficial owner of the Common Shares and is, for U.S. federal income tax purposes;

  •
  an individual who is a citizen or resident of the United States,

  •
  a corporation (or other entity taxable as a corporation) for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

  •
  a trust if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person, or

  •
  an estate that is subject to United States Federal Income Tax on its income regardless of the source of the income.

        For purposes of this discussion, a person is a "Non-U.S. Holder" if such person is the beneficial owner of the Common Shares and is not a U.S. Holder and is not a partnership or other entity taxable as a partnership for United States federal income tax purposes.

        If an entity or arrangement treated as a partnership for United States federal income tax purposes holds the Common Shares, the tax treatment of a person treated as a partner in such entity generally will depend upon the status of the partner and the activities of the partnership. A person treated as a partner in a partnership that is a beneficial owner of the Common Shares should consult its own tax advisor.

Federal Income Tax Considerations for U.S. Holders of the Common Shares

        The receipt of cash by a U.S. Holder for Common Shares transferred pursuant to the Arrangement will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder who surrenders Common Shares for cash pursuant to the Arrangement will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. Holder's adjusted tax basis in the Common Shares surrendered. Gain or loss will be determined separately for each block of Common Shares (i.e., Common Shares acquired at the same cost in a single transaction).

        Further, if the holding period in the Common Shares transferred pursuant to the Arrangement is greater than one year as of the Effective Date of the Arrangement, the gain or loss will be long-term capital gain or loss. Preferential tax rates currently apply to long-term capital gains of non-corporate U.S. Holders. In addition, the deductibility of capital losses is subject to limitations under the Code.

Passive Foreign Investment Company Considerations

        The foregoing discussion assumes that DRAXIS is not and was not a "passive foreign investment company" under Section 1297 of the Code ("PFIC") for any taxable year during which a U.S. Holder held Common Shares. A Non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its gross income is passive income (as defined for United States federal income tax purposes), or (b) on average for such taxable year, 50% or more (by value, determined on a quarterly basis) of its assets either produce, or are held for the production of, passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC with respect to such holder for any subsequent taxable year in which the U.S. Holder continues to hold the shares even if the corporation's income and assets are no longer passive in nature in that subsequent taxable year. A U.S. Holder of Common Shares would be subject to special, adverse tax rules in respect of the Arrangement if DRAXIS is or was classified as a PFIC for any taxable year during which a U.S. Holder holds or held Common Shares. DRAXIS does not believe that it was a PFIC in any prior taxable year and does not expect that it will be a PFIC for the current taxable year. PFIC classification is factual in nature and generally cannot be determined until the close of the taxable year in question. Consequently, DRAXIS can give no assurance as to its past or current PFIC status.

        U.S. Holders should consult their own tax advisors with respect to the PFIC rules and the applicability of such rules to their particular situation.

Information Reporting and Backup Withholding

        Payments of cash made to a holder of the Common Shares pursuant to the Arrangement, under certain circumstances, may be subject to information reporting. Backup withholding at a current rate of 28% may also apply, unless the holder provides proof of an applicable exemption, or furnishes its United States taxpayer identification number and certifies that the number is correct, and otherwise complies with all applicable requirements of the backup withholding rules. In this regard, a Non-U.S. Holder may be required to provide a valid IRS Form W-8BEN, or other applicable Form W-8, certifying, under penalties of perjury, as to its Non-U.S. status. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

RISK FACTORS

The following risk factors should be considered by Shareholders in evaluating whether or not to approve the Arrangement Resolution.

Risks Relating to the Arrangement

There can be no certainty that all conditions precedent to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the price of the Common Shares.

        The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of DRAXIS, including receipt of the Final Order. There can be no certainty, nor can DRAXIS provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Common Shares may decline. If the Arrangement is not approved and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the price to be paid pursuant to the Arrangement.

The Arrangement Agreement may be terminated by the Purchaser on certain conditions in the event of a change having a Material Adverse Effect.

        The Purchaser has the right, in certain circumstances, to terminate the Arrangement Agreement in the event of a change having a Material Adverse Effect. Although a Material Adverse Effect excludes certain events that are beyond the control of DRAXIS, such as changes in general economic conditions or changes affecting generally the industries in which DRAXIS or its Subsidiaries conduct business, there can be no assurance that a change having a Material Adverse Effect will not occur prior to the Effective Date, in which case the Purchaser could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. See "The Arrangement Agreement — Term, Termination, Amendment and Waiver".

Uncertainty surrounding the Arrangement could adversely affect DRAXIS' retention of customers, suppliers and personnel and could negatively impact DRAXIS' future business and operations.

        Because the Arrangement is dependent upon the satisfaction of certain conditions, its completion is subject to uncertainty. In response to this uncertainty, DRAXIS' customers and suppliers may delay or defer decisions concerning DRAXIS. Any delay or deferral of those decisions by customers or suppliers could have a material effect on the business and operations of DRAXIS, regardless of whether the Arrangement is ultimately completed. Similarly, current and prospective employees of DRAXIS may experience uncertainty about their future roles with DRAXIS until the Purchaser's strategies with respect to DRAXIS are announced and executed. This may adversely affect DRAXIS' ability to attract or retain key management, sales and marketing personnel in the period until the Arrangement is completed.

Risks Relating to DRAXIS

        Whether or not the Arrangement is completed, DRAXIS will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed under the heading "Key Information" contained in DRAXIS' Form 20-F dated March 31, 2008, which sections are specifically incorporated by reference into this Circular. Both of these documents have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Upon request, a Shareholder will be provided with copies of either document free of charge.

OTHER MATTERS COMING BEFORE THE MEETING

Reception of Financial Statements

        At the Meeting, the Shareholders will receive the audited financial statements of DRAXIS for the year ended December 31, 2007, together with the Auditors' Report thereon. No vote by the Shareholders with respect to this matter is required.

Election of Directors

        The following table lists certain information concerning the persons proposed to be nominated for election or re-election as directors to hold office until the earliest of the Effective Date, the close of the next annual meeting of Shareholders of DRAXIS or until his or her successor is appointed. The information as to Common Shares beneficially owned or controlled has been furnished by the respective nominees individually and is current as of April 24, 2008.

Name	Position with DRAXIS or Significant Affiliates and Principal Occupation or Employment	Director Since	Independent/ Non-Independent	Shares Beneficially Owned or Controlled (#)	Options held (#)
LESLIE L. DAN Ontario, Canada	Corporate Director and Chairman of Novopharm Limited (pharmaceutical company) and Chairman of Viventia Biotech Inc.	December 10, 1993	Non-Independent	104,056	75,000
GEORGE M. DARNELL(1)(2) Florida, United States	Corporate Director	November 26, 1996	Independent	80,475	75,000
ROLF H. HENEL(1)(2) New Jersey, United States	Corporate Director and Partner, Naimark Associates (healthcare consulting firm)	August 14, 2002	Independent	36,000	75,000
SAMUEL W. SARICK(1)(4) Ontario, Canada	Corporate Director and President of Samuel Sarick Limited (real estate development corporation)	March 31, 1989	Independent	761,124	75,000
BRUCE W. SIMPSON(1)(3)(4) Texas, United States	Corporate Director and President & CEO of B.W. Simpson & Associates (healthcare consulting firm)	August 14, 2002	Independent	40,000	75,000
JOHN A. VIVASH(2)(3)(4) Ontario, Canada	Corporate Director and President & CEO of Tesseract Financial Inc. (financial consulting firm)	November 17, 1998	Independent	25,000	75,000
DAN BRAZIER	President and Chief Executive Officer of DRAXIS	Not presently a director	Non-Independent	9,355	405,000

(1)
Member of the Audit Committee

(2)
Member of the Nominating and Corporate Governance Committee

(3)
Member of the Human Resources and Compensation Committee

(4)
Member of the Special Committee constituted in May 2006. Bruce Simpson became a member of this Committee on October 31, 2007.

        Except for Mr. Dan Brazier, all of the above persons are currently members of the Board with a term of office expiring immediately prior to the election of directors at the Meeting.

        Except for Mr. Dan Brazier, each of the above persons has held the principal occupation shown opposite his name for the last five years.

        Every year, the Nominating and Corporate Governance Committee reviews the qualifications of those persons proposed for election or re-election to the Board and submits its recommendations to the Board for consideration. The persons proposed for election or re-election are, in the opinion of the Board, well qualified to act as directors for the ensuing year.

        DRAXIS has not received notice of and DRAXIS is not aware of any proposed nominees in addition to those named.

        Management of DRAXIS does not anticipate that any of the nominees for election or re-election as a director will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the earliest of the Effective Date, the election of directors at the next annual general meeting of shareholders or until his successor is elected or appointed in accordance with the by-laws of DRAXIS, unless he resigns or his office becomes vacant by death, removal or other cause.

        The following information is based on data furnished by the directors:

        Leslie L. Dan is Chairman of Novopharm Limited, one of Canada's leading pharmaceutical companies and Chairman of Viventia Biotech Inc. Prior to April 5, 2000, Mr. Dan was Chairman and Chief Executive Officer of Novopharm Limited. Until July 2007, he was also a member of the board of directors of Teva Pharmaceutical Industries Limited (NASDAQ: TEVA).

        George M. Darnell is the retired President of the Dade Division and the retired Executive Vice President of the Baxter Diagnostics Group of Baxter International. He has over 35 years of U.S. and international experience in the diagnostic industry.

        Rolf H. Henel is the retired President of Cyanamid International, Lederle Division. He currently serves as an advisor to the healthcare industry and is a partner in Naimark & Associates, a healthcare consulting firm. He is also a director and Chairman of the Compensation and Nominating and Corporate Governance Committees of SciClone Pharmaceuticals, Inc. (NASDAQ: SCLN).

        Samuel W. Sarick is President of Samuel Sarick Limited, a company with long-standing involvement in commercial property development.

        Bruce W. Simpson served as the President of the Genpharm division of E Merck, the President and CEO of Medeva Pharmaceuticals in the United States and in senior management positions at Fisons Corporation. He currently heads a private consulting firm, B.W. Simpson & Associates, specializing in marketing and business development within the healthcare industry and is a director and member of the Compensation Committee of Hi-Tech Pharmacal Co., Inc. (NASDAQ: HITK).

        John A. Vivash was formerly President and Chief Executive Officer of CIBC Securities Inc., Fidelity Investments Canada Limited and Manulife Securities International Ltd. He currently serves as President and Chief Executive Officer of Tesseract Financial Inc., a financial services consultancy, and director and Chairman of the Governance and Nominating Committee of Cangene Corporation (TSX: CNJ). He is also Vice-Chair of the Ontario College of Art and Design Foundation and a member of the Board, the Audit Committee and the Conduct Review Committee of State Street Trust Company Canada.

        Dan Brazier, Hon. B. Comm., joined DRAXIS in August 1998 as President of SpectroPharm Dermatology, in October 2005, he was appointed as Chief Operating Officer, and since January 1, 2008, holds the position of President and Chief Executive Officer. Prior to July 1, 2003, Mr. Brazier served as President of DRAXIS Pharmaceutica. Prior to joining DRAXIS, Mr. Brazier was the Director of Skin Care at Allergan Inc. Mr. Brazier also held positions in marketing management and sales management in his 10 years with Allergan. From 1980-1989, Mr. Brazier held marketing and sales positions with Bausch & Lomb, Stafford Foods and Canada Packers. Mr. Brazier holds an Honors B. Comm., majoring in marketing and finance.

Appointment of Auditors

        At the Meeting, it is proposed to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of DRAXIS to hold office until the next annual general meeting of shareholders at a remuneration to be fixed by the Board, provided that Deloitte & Touche LLP will serve as auditors only until the Effective Date if the Arrangement is completed. Deloitte & Touche LLP has served as DRAXIS' auditors since 1987. The fees for all services performed by the auditors for DRAXIS and its subsidiaries for the years ended December 31, 2006 and December 31, 2007 are set forth in the table below. Representatives of the auditors will attend the Meeting.

        The Board has determined that the provision of pre-approved non-audit services by Deloitte & Touche LLP does not compromise the independence of Deloitte & Touche LLP for the purpose of performing audit services for DRAXIS.

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees

2007	$446,100	$Nil	$42,810	$Nil

2006	$315,500	$Nil	$39,750	$Nil

Shareholder Rights Plan

        With effect from April 23, 2002, the Board approved the Rights Plan as set out in the Shareholder Rights Plan Agreement. The Rights Plan was approved and confirmed at an annual and special meeting of shareholders held on May 16, 2002 and reconfirmed on May 18, 2005. Shareholders will be asked at the Meeting to adopt the Rights Plan Resolution in the form set out in Appendix H reconfirming the Rights Plan, but only if the Arrangement Resolution is not approved. A copy of the Rights Plan was filed on May 20, 2002 with DRAXIS' 20-F for the year ended December 31, 2002 as Exhibit 4.28, file no. 02658189, with the SEC (www.sec.gov) and on May 21, 2002 on SEDAR (www.sedar.com).

        The Board has determined that continuing to have the Rights Plan is in the best interests of the shareholders and therefore recommends that the shareholders vote to approve the Rights Plan Resolution. The Rights Plan Resolution requires the approval of a simple majority of the votes cast at the Meeting in order to be adopted, failing which the Rights Plan shall terminate as at the close of the Meeting.

        The Rights Plan does not in any way alter the financial condition of DRAXIS or its current business plans.

Background

        The primary objective of the Rights Plan is to provide the Board sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for DRAXIS and to ensure every shareholder has an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or otherwise to be made on terms and conditions acceptable to the Board.

        In choosing to implement a Rights Plan, the Board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a corporation, where the shares subject to the offer to acquire, together with shares already owned by the bidder and any person or company acting jointly or in concert with the bidder, aggregate 20% or more of an outstanding class of voting or equity securities of a corporation.

        The existing legislative framework for take-over bids in Canada continues to raise the following concerns for Shareholders:

        (a)   Time — Current legislation permits a take-over bid to expire 35 days after it is initiated. The Board is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision.

        (b)   Pressure to Tender — A shareholder may tender to a take-over bid to avoid being left with illiquid or minority discounted shares, even though the shareholder believes the bid to be inadequate. This is particularly so in the case of a partial take-over bid for less than all of the shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Rights Plan provides the shareholder with a tender approval mechanism which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

        (c)   Unequal Treatment: Full Value — While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of DRAXIS may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

        A significant percentage of DRAXIS' shares are currently held in the United States. The Rights Plan is intended to ensure equal treatment of shareholders and prevent an acquiror from exploiting differences in Securities Laws in a way that could be detrimental to some Shareholders.

        While the Rights Plan is intended to regulate certain aspects of take-over bids for DRAXIS, it is not intended to deter a bone fide attempt to acquire control of DRAXIS if the offer is made fairly. The Rights Plan does not diminish or otherwise affect the duty of the Board to give due and proper consideration to any offer that is made and to act honestly, in good faith and in the best interests of the Shareholders.

Summary of the Shareholder Rights Plan

        The following is a summary of the principal terms of the Shareholder Rights Plan, which is qualified in its entirety by reference to the text of the Plan Agreement. A Shareholder or any other interested party may obtain a free copy of the Plan Agreement by contacting: General Counsel and Secretary, DRAXIS Health Inc., 16751 Trans-Canada Highway, Kirkland, Québec H9H 4J4, telephone: 514-630-7060, fax: 514-630-7159. A copy was also filed on SEDAR (www.sedar.com) on May 20, 2002.

Effective Date

        The Shareholder Rights Plan became effective on April 23, 2002 and was approved by shareholders of DRAXIS at its Annual and Special Meeting of Shareholders held on May 16, 2002 and reconfirmed on May 18, 2005.

Term

        The term of the Shareholder Rights Plan is ten years from April 23, 2002, subject to reconfirmation by Shareholders at every third annual meeting.

Issue of Rights

        One right (a "Right") attaches to each Common Share.

        The Rights will separate from the shares and will be exercisable 10 trading days (the "Separation Time") after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% of the shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right, (other than those held by an Acquiring Person), will permit the purchase by holders of Rights, other than an Acquiring Person, of shares at a 50% discount to their market price.

Certificates and Transferability

        Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the shares and are not transferable separately from the shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the shares.

Permitted Bid Requirements

        The requirements for a Permitted Bid include the following:

  (a)
  the take-over bid must be made by way of a take-over bid circular;

  (b)
  the take-over bid must be made to all of the Shareholders;

  (c)
  the take-over bid must be outstanding for a minimum period of 60 days and shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the shares of DRAXIS held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn; and

  (d)
  if more than 50% of the shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of shares for not less than ten business days from the date of such public announcement.

        The Shareholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

        The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Shareholder Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take over bid circular to all holders of shares of DRAXIS. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for DRAXIS made by a take-over bid circular to all holders of shares prior to the expiry of any other bid for which the Shareholder Rights Plan has been waived.

Redemption

        The Board with the approval of a majority of the votes cast by Shareholders (or holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose may redeem the Rights at $0.000001 per share. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

        The Board may amend the Shareholder Rights Plan with the approval of a majority of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be) may make amendments to the Shareholder Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

        The Shareholder Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of DRAXIS. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

        Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

        Unless otherwise specified in the enclosed form of proxy that the shares represented by the proxy shall be voted against the Shareholder Rights Plan Resolution, it is the intention of the persons designated in the enclosed form of proxy to vote FOR the approval of the Shareholder Rights Plan Resolution.

INFORMATION CONCERNING DRAXIS

        For additional information with respect to DRAXIS, please see "Appendix G — Information Concerning DRAXIS".

INFORMATION REGARDING JUBILANT AND THE PURCHASER

Jubilant

        Jubilant is incorporated under the laws of India. Jubilant is an integrated global pharmaceutical industry company, one of the largest custom research and manufacturing services (CRAMS) and drug discovery and development services companies out of India. The company has a presence across the pharmaceutical value chain for products and services such as exclusive synthesis, contract manufacturing, proprietary products, active pharmaceutical ingredients, generic dosage forms, drug discovery services, drug development services, chemistry services, clinical research services. Jubilant has geographically diversified manufacturing facilities at eight locations: Gajraula (UP), Nanjangud (Karnataka), Roorkee (Uttarakhand), Nira (Maharashtra), Udaipur (Rajasthan), Samlaya (Gujrat), Salisbury, state of Maryland (U.S.), Spokane, state of Washington (U.S.). Together, these help Jubilant cater to more than 130 global customers across more than 50 countries around the world.

The Purchaser

        The Purchaser is an indirect wholly-owned subsidiary of Jubilant incorporated under the laws of Canada for the purposes of the Arrangement, including, among other things, acquiring all of the outstanding Common Shares pursuant to, and for the Consideration set forth in, the Plan of Arrangement.

GENERAL INFORMATION CONCERNING THE MEETING

Proxy Solicitation and Depository

        This Circular is provided in connection with the solicitation by the management of DRAXIS of proxies to be used at the Meeting for the purposes set forth in the accompanying Notice of Meeting. The Board has fixed April 24, 2008 as the Record Date for determining the shareholders who are entitled to receive notice of and vote at the Meeting. Accordingly, only holders of record of Common Shares at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

        Georgeson is acting as DRAXIS' proxy solicitation agent, for which it will be paid a fee of up to $80,000 plus out-of-pocket expenses.

        The Depositary has been engaged by DRAXIS to act as depositary for the receipt of certificates in respect of Common Shares and related Letters of Transmittal deposited pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out of pocket expenses and will be indemnified by DRAXIS against certain liabilities under applicable securities laws and expenses in connection therewith.

        No fee or commission is payable by any Shareholder who transmits its Common Shares directly to the Depositary. Except as set forth above, DRAXIS will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Common Shares pursuant to the Arrangement.

Voting Shares and Principal Holders

        The number of Common Shares entitled to be voted on each matter to be acted on at the Meeting as at the Record Date is 42,082,538. Each registered holder of a Common Share as of the Record Date for determining shareholders entitled to receive notice of and vote at the Meeting, will be entitled to one vote on each matter to be voted upon at the Meeting for each common share then held.

        To the knowledge of the directors of DRAXIS and of the Officers as of the Record Date, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the votes attached to all of the Common Shares entitled to be voted at the Meeting.

Voting Information

Voting by Proxy

        Voting by proxy means that you are giving the person or people named on your form of proxy (proxyholder) the authority to vote your Common Shares for you at the Meeting or any adjournment. A form of proxy is included in this package.

        You can choose from three different ways to vote your shares by proxy:

  1.
  by mail or delivery

  2.
  by telephone

  3.
  on the Internet

        A Shareholder has the right to appoint a person, who need not be a Shareholder of DRAXIS, other than the persons designated in the form of proxy, to attend and act on behalf of the Shareholder at the Meeting. Unless you appoint someone else to be your proxyholder in accordance with the instructions provided herein, the directors or officers who are named on the form of proxy will vote your Common Shares for you. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.

        If you are voting your Common Shares by proxy, our Transfer Agent, or other agents we appoint, must receive your completed form of proxy by 5:00 p.m. (Toronto time) on Wednesday, May 21, 2008.

  Registered and Non-Registered (or Beneficial) Shareholders

        You are a Registered Shareholder if your name appears on your share certificate. You will receive a form of proxy if you are a Registered Shareholder.

        You are a Non-Registered Shareholder if your bank, trust company, securities broker or other financial institution holds your Common Shares for you (your nominee). If you are a non-registered (or beneficial) shareholder, you will receive a Voting Instruction Form or form of proxy from the institution that holds your shares.

        For general information, you can contact the Transfer Agent at the following coordinates:

        Computershare Investor Services Inc.

  100 University Avenue
  9th Floor
  Toronto, Ontario, Canada M5J 2Y1

  Telephone
  1-800-564-6253 (toll-free in Canada and the United States)
  514-982-7555 (in the Montréal area or from outside Canada and the United States)

  How to vote — Registered Shareholders

  A.    By proxy

  1.
  By mail or delivery

  •
  To vote by mail or delivery, your paper proxy must be completed, signed, dated and returned in accordance with the instructions on the paper proxy.

  2.
  By telephone

  •
  To vote by telephone, call the toll-free number shown on the form of proxy provided. Using a touch-tone telephone to select your voting preferences, follow the instructions of the "vote voice" and refer to the directions on your form of proxy that was delivered to you by mail.

  •
  Note that voting by telephone is not available if you wish to appoint a person as a proxy holder other than the persons named on the form of proxy. In such a case, your proxy should be voted by mail, delivery or Internet.

  3.
  On the Internet

  •
  To vote your proxy by Internet, visit the website address as shown on the form of proxy provided. Follow the on-line voting instructions given on the proxy that was delivered to you by mail.

  4.
  By appointing another person to go to the Meeting and vote your Common Shares for you

  •
  This person does not have to be a shareholder;

  •
  Strike the names that are printed on the form of proxy and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the form, and return it to the Transfer Agent as instructed; and

  •
  Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

  At the Meeting, the person appointed should see the scrutineers from the Transfer Agent at the registration table.

  B.    In person at the Meeting

        You do not need to complete or return your form of proxy. You should see a representative of the Transfer Agent before entering the Meeting to register your attendance at the Meeting. Voting in person at the Meeting will automatically cancel any proxy you completed and submitted earlier.

  How to vote — Non-Registered Shareholders

  •
  These securityholder materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder, and DRAXIS or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

  •
  By choosing to send these materials to you directly, DRAXIS (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

  A.    By proxy

  •
  Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your nominee if you did not receive a voting instruction form or a form of proxy in your package.

  •
  In most cases, you will receive a voting instruction form that allows you to provide your voting instructions by telephone, on the Internet or by mail or delivery. If you want to provide your voting instructions on the Internet, go to the website noted on your voting instruction form, and follow the instructions on the screen.

  •
  Alternatively, you may be a Non-Registered Shareholder who will receive a voting instruction form or receive a form of proxy which:

  •
  is to be completed and returned, as directed in the instructions provided; or

  •
  has been pre-authorized by your nominee indicating the number of Common Shares to be voted, which is to be completed, dated, signed and returned to the Transfer Agent by mail.

  B.    In person at the Meeting

  •
  We do not have access to the names or holdings of our Non-Registered Shareholders. That means you can only vote your shares in person at the Meeting if you are personally appointed proxy holder by printing your name in the space provided on the voting instruction form or form of proxy provided by your broker.

  •
  Your vote will be taken and counted at the Meeting.

  •
  Prior to the Meeting, you should see the scrutineers from the Transfer Agent at the registration table.

  Completing the Form of Proxy

        On any ballot that may be called for at the Meeting, the Common Shares represented by the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder indicated thereon and, where a choice is specified, the Common Shares will be voted accordingly.

        You can choose to vote "For", "Against" or "Withhold", depending on the items listed on the form of proxy.

        When you sign the form of proxy, you authorize Mr. Dan Brazier or Mr. Mark Oleksiw, who are officers of DRAXIS, or the individual that you have named on the form of proxy in accordance with the instructions provided herein, to vote or withhold from voting your shares for you at the Meeting according to your instructions on any ballot that may be called for. If you specify a choice on your form of proxy with respect to any matter to be acted upon at the Meeting, your shares will be voted accordingly. If you return your form of proxy and do not tell us how you want to vote your shares, your vote will be counted:

  •
  FOR the Arrangement Resolution;

  •
  FOR electing the nominated directors who are listed in this Circular;

  •
  FOR appointing Deloitte & Touche LLP as auditors and authorizing the Board to fix their remuneration; and

  •
  If the Arrangement Resolution is not approved, FOR reconfirming the Shareholder Rights Plan

        Your proxy holder will also vote your Common Shares as he sees fit on any other matter that may properly come before the Meeting. As of the date of this Circular, management is unaware of any amendment or variation to the matters stated above or any other matter proposed or likely to come before the Meeting.

        If you have appointed a person other than Mr. Brazier or Mr. Oleksiw to vote your Common Shares and you do not specify how you want your Common Shares voted, your proxy holder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting.

        If you are an individual shareholder, you or your authorized attorney must sign the form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form.

  Changing your vote

        You may revoke a proxy:

  •
  by voting again by telephone or on the Internet before 5:00 p.m. (Toronto time) on May 21, 2008 (or not less than 48 hours, excluding Saturdays, Sundays and bank holidays, before any reconvened Meeting if the Meeting is adjourned or postponed);

  •
  by completing a form of proxy that is dated later than the form of proxy you are changing and mailing it or faxing it to Computershare so that it is received before 5:00 p.m. (Toronto time) on May 21, 2008 (or not less than 48 hours, excluding Saturdays, Sundays and bank holidays, before any reconvened Meeting if the Meeting is adjourned or postponed);

  •
  by depositing an instrument in writing executed by you or your authorized attorney that is received at the office of DRAXIS located at 16751 Trans-Canada Highway, Kirkland, Québec, H9H 4J4 (Attention: General Counsel and Secretary) on the last business day preceding the day of the Meeting;

  •
  by attending the Meeting and depositing such instrument with scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting; or

  •
  in any other manner permitted by law.

  How the votes are counted

        The election of directors, the appointment of the auditors and, the reconfirmation of the Shareholder Rights Plan (which will be voted on only if the Arrangement Resolution is not approved) will each be determined by a majority of votes cast at the Meeting by proxy or in person. In the case of the Arrangement Resolution, see "The Arrangement — Shareholder Approval Required for the Arrangement Resolution". The Transfer Agent counts and tabulates the votes.

LEGAL MATTERS

        Certain legal matters in connection with the Arrangement will be passed upon by McCarthy Tétrault LLP and, as U.S. legal counsel, Patton Boggs LLP on behalf of DRAXIS. Fasken Martineau DuMoulin LLP acted on behalf of the Special Committee.

ADDITIONAL INFORMATION

        Additional information relating to DRAXIS, including DRAXIS' most current Form 20-F, the comparative consolidated audited financial statements of DRAXIS for the financial year ended December 31, 2007 together with the report of auditors thereon, management's discussion and analysis of DRAXIS' financial conditions and results of operation for fiscal year 2007, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of those documents, as well as additional copies of this Circular, are available upon written request to the General Counsel and Secretary, upon payment of a reasonable charge were applicable.

QUESTIONS AND FURTHER ASSISTANCE

        If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact Georgeson, DRAXIS' proxy solicitation agent, at 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario, M5J 2Y1.

  North America Toll Free Number: 1-866-374-9878

APPROVAL OF DIRECTORS

        The contents of this Circular and its sending to Shareholders have been approved by the Board.

DATED this 25th day of April, 2008.

ALIDA GUALTIERI
General Counsel and Secretary

APPENDIX A — ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.    The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving DRAXIS Health Inc. ("DRAXIS"), all as more particularly described and set forth in the Management Proxy Circular (the "Circular") of DRAXIS dated April 25, 2008, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.    The plan of arrangement, as it may be or has been amended (the "Plan of Arrangement"), involving DRAXIS and implementing the Arrangement, the full text of which is set out in Appendix B to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.    The amended and restated arrangement agreement (the "Arrangement Agreement") between DRAXIS, Jubilant Organosys Ltd. and Jubilant Acquisition Inc., made as of April 24, 2008, the actions of the directors of DRAXIS in approving the Arrangement and the actions of the officers of DRAXIS in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.    Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of DRAXIS or that the Arrangement has been approved by the Québec Superior Court, the directors of DRAXIS are hereby authorized and empowered without further notice to, or approval of, the securityholders of DRAXIS:

  (a)
  to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

  (b)
  subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.    Any officer or director of DRAXIS is hereby authorized and directed for and on behalf of DRAXIS to execute and deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement; and

6.    Any officer or director of DRAXIS is hereby authorized and directed for and on behalf of DRAXIS to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B — PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1   Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"2006 Stock Option Plan" means the stock option plan of DRAXIS approved by DRAXIS Shareholders on May 18, 2006 and amended on May 17, 2007;

"427 Canco" means 4271513 Canada Inc.;

"Applicable Law" means, with respect to any person or property, any domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person or property, as amended;

"Arrangement" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of DRAXIS and the Purchaser, each acting reasonably;

"Arrangement Agreement" means the amended and restated arrangement agreement dated as of April 24, 2008 between the Purchaser and DRAXIS, together with the schedules, appendices and the Disclosure Letter thereto, as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the DRAXIS Meeting;

"Articles of Arrangement" means the articles of arrangement of DRAXIS in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made by the Court, which shall be in a form and content satisfactory to DRAXIS and the Purchaser, each acting reasonably;

"business day" means any day, other than a Saturday, a Sunday and a statutory or civic holiday in Montréal, Québec, Canada; Toronto, Ontario, Canada; New York, New York, United States of America or Delhi, India;

"CBCA" means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time (or such other corporate statute that is DRAXIS' governing corporate statute at the relevant time);

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

"CM Business" means all of the assets, liabilities, undertaking and enterprise of DSPI relating to its contract manufacturing business.

"CM Business Transfer Agreement" means the asset transfer agreement pursuant to which DSPI will transfer the CM Business to DP Partnership;

"Code" means the United States Internal Revenue Code of 1986;

"Consideration" means the amount of $6.00 in cash per DRAXIS Share less the amount of any dividend or distribution paid in respect of each DRAXIS Share from the date of the Arrangement Agreement to the Effective Time;

"Court" means the Québec Superior Court;

"Deferred Share Unit Plan" means the deferred share unit plan for senior management employees of DRAXIS;

"Depositary" means Computershare Investor Services Inc.;

"DHI Amalco" means the corporation continuing from the amalgamation of DRAXIS, DSPI and 427 Canco pursuant to Step 2.3(f) of the Arrangement.

"DHI Amalco Share" means a common share in the capital of DHI Amalco;

"Director" means the Director appointed pursuant to section 260 of the CBCA;

"Disclosure Letter" means the disclosure letter executed and delivered by DRAXIS in connection with the execution of the Arrangement Agreement;

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

"Dissenting Shareholder" means a holder of DRAXIS Shares who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of DRAXIS Shares in respect of which Dissents Rights are validly exercised by such holder;

"DP Partnership" means a general partnership, the partners of which are DSPI and a wholly-owned subsidiary of DSPI;

"DRAXIS" means DRAXIS Health Inc., a corporation existing under the laws of Canada;

"DRAXIS Board" means the board of directors of DRAXIS as the same is constituted from time to time;

"DRAXIS Circular" means the notice of the DRAXIS Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the DRAXIS Shareholders in connection with the DRAXIS Meeting, as amended, supplemented or otherwise modified from time to time;

"DRAXIS Meeting" means the special meeting of DRAXIS Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"DRAXIS Option" means an option to purchase DRAXIS Shares granted under any of the DRAXIS Stock Option Plans;

"DRAXIS Shareholders" means the holders of DRAXIS Shares;

"DRAXIS Shares" means the common shares in the capital of DRAXIS, as currently constituted and, after the transaction described in Section 2.3(f) means the DHI Amalco Shares;

"DRAXIS Stock Option Plans" means the Stock Option Plan and the 2006 Stock Option Plan;

"DSPI" means DRAXIS Specialty Pharmaceuticals Inc.;

"DSUs" means deferred share units granted to members of senior management of DRAXIS pursuant to the Deferred Share Unit Plan and as set forth in Schedule 3.1(f) to the Disclosure Letter;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" means 12:01 a.m. on the Effective Date;

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended;

"Exchanges" means the Toronto Stock Exchange and the NASDAQ Global Select Market, and "Exchange" means any one of them;

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both DRAXIS and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both DRAXIS and the Purchaser, each acting reasonably) on appeal;

"Governmental Entity" means any:

  (a)
  multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

  (b)
  self-regulatory organization or stock exchange;

  (c)
  any subdivision, agent, commission, board, or authority of any of the foregoing;

  (d)
  any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or

  (e)
  any stock exchange, including the Exchanges;

"holders" means:

  (a)
  when used in reference to DRAXIS Shares, except where the context otherwise requires, the holders of DRAXIS Shares shown from time to time in the registers maintained by or on behalf of DRAXIS in respect of DRAXIS Shares; and

  (b)
  when used in reference to the DRAXIS Options or DSUs, the holders of DRAXIS Options or DSUs shown from time to time in the registers or accounts maintained by or on behalf of DRAXIS in respect of the DRAXIS Stock Option Plans or the Deferred Share Unit Plan;

"Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the DRAXIS Meeting, as the same may be amended by the Court with the consent of DRAXIS and the Purchaser, each acting reasonably;

"Letter of Transmittal" means the letter of transmittal forwarded by DRAXIS to DRAXIS Shareholders in connection with the Arrangement, in the form accompanying the DRAXIS Circular;

"Liens" means any hypothecs, mortgages, liens, charges, security interests, encumbrances and adverse rights or claims;

"Option Consideration" means a cash amount equal to the excess, if any, of (i) the product of the number of DRAXIS Shares underlying the particular DRAXIS Option and the Consideration over (ii) the aggregate exercise price payable under such DRAXIS Option by the holder to acquire the DRAXIS Shares underlying such DRAXIS Option (or if the exercise price of such DRAXIS Option under the terms of such DRAXIS Option is expressed in Canadian currency, the U.S. dollar equivalent of such exercise price determined by using the U.S. Dollar/Canadian Dollar Daily Noon Rate as published by the Bank of Canada on the Business Day prior to the Effective Date);

"person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of DRAXIS and the Purchaser, each acting reasonably;

"Purchaser" means Jubilant Acquisition Inc.;

"Stock Option Plan" means the stock option plan of DRAXIS approved by DRAXIS Shareholders on February 3, 1988 and amended on June 27, 2001 and May 17, 2007;

"subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary; and

"Tax Act" means the Income Tax Act (Canada).

1.2   Certain Rules of Interpretation

In this Agreement:

  (a)
  Currency — Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America and "$" refers to United States dollars.

  (b)
  Headings — Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

  (c)
  Including — Where the word "including" or "includes" is used in this Plan of Arrangement, it means "including (or includes) without limitation".

  (d)
  Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

  (e)
  Statutory References — A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

  (f)
  Date of Any Action — Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

  (g)
  Time — Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal is local time (Montréal, Québec, Canada) unless otherwise stipulated herein or therein.

ARTICLE 2

ARRANGEMENT

2.1   Plan of Arrangement

This Plan of Arrangement constitutes an arrangement as referred to in Section 192 of the CBCA and is made pursuant to, and is subject to, the provisions of the Arrangement Agreement.

2.2   Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on:

  (a)
  DRAXIS and all of its subsidiaries;

  (b)
  the Purchaser;

  (c)
  all holders and all beneficial owners of DRAXIS Shares, DRAXIS Options and DSUs, at and after, the Effective Time without any further act or formality required on the part of any person, except as expressly provided herein.

2.3   Arrangement

The following shall occur and shall be deemed to occur in the following order without any further authorization, act or formality:

  (a)
  at the Effective Time, notwithstanding any vesting provisions to which a DRAXIS Option might otherwise be subject (whether by contract, the conditions of a grant, Applicable Law or the terms of the DRAXIS Stock Option Plans):

  (i)
  each DRAXIS Option issued and outstanding at the time referred to in this Section 2.3(a) shall, without any further action by or on behalf of any holder of such DRAXIS Option, be deemed to be fully vested and transferred by the holder thereof to DRAXIS (free and clear of any Liens) and cancelled in exchange for a cash amount equal to the Option Consideration;

  (ii)
  with respect to each DRAXIS Option, the holder thereof will cease to be the holder of such DRAXIS Option, will cease to have any rights as a holder in respect of such DRAXIS Option or under the DRAXIS Stock Option Plans, such holder's name shall be removed from the register of DRAXIS Options, and all option agreements, grants and similar instruments relating thereto shall be cancelled; and

  (iii)
  the DRAXIS Stock Option Plans shall be terminated;

  (b)
  at 5 minutes following the Effective Time, notwithstanding any vesting provisions to which a DSU might otherwise be subject (whether by contract, the conditions of a grant, Applicable Law or the terms of the Deferred Share Unit Plan):

  (i)
  each DSU issued and outstanding at the time referred to in this Section 2.3(b) shall, without any further action by or on behalf of any holder of such DSU, be deemed to be fully vested and transferred by the holder thereof to DRAXIS (free and clear of all Liens) and cancelled in exchange for a cash amount equal to the Consideration;

  (ii)
  with respect to each DSU, the holder thereof will cease to be the holder of such DSU, will cease to have any rights as a holder in respect of such DSU or under the Deferred Share Unit Plan, such holder's name shall be removed from the register of DSUs, and all agreements, grants and similar instruments relating thereto shall be cancelled;

  (iii)
  the Deferred Share Unit Plan shall be terminated;

  (c)
  at 10 minutes following the Effective Time, DSPI will make a payment to DRAXIS to reimburse DRAXIS for the payments made by DRAXIS pursuant to Section 2.3(a)(i) to the holders of DRAXIS Options that are employees of DSPI;

  (d)
  at 15 minutes following the Effective Time, DSPI will transfer the CM Business to DP Partnership pursuant to the CM Business Transfer Agreement;

  (e)
  at 20 minutes following the Effective Time, each of DSPI and 427 Canco will reduce the stated capital accounts maintained in respect of each class of shares of each of DSPI and 427 Canco to $1, respectively, without any distribution of assets or property therefor;

  (f)
  at 25 minutes following the Effective Time, DRAXIS, DSPI and 427 Canco will Amalgamate to form DHI Amalco with the same effect as if Section 186 of the CBCA were applicable to the amalgamation, and in connection with the amalgamation:

  (i)
  each DRAXIS Share will be converted into one DHI Amalco Share;

  (ii)
  each outstanding share of DSPI and 427 Canco will be cancelled without any repayment of capital with respect thereto;

  (iii)
  DHI Amalco will possess all the property, rights, privileges and franchises and will be subject to all liabilities, including civil, criminal and quasi-criminal suits, and debts (except those owing between such amalgamating entities) of each of DRAXIS, DSPI and 427 Canco and all contracts of each of DRAXIS, DSPI and 427 Canco will become those of DHI Amalco;

    (iv)
    a conviction against, or ruling, order or judgment in favour or against DRAXIS, DSPI or 427 Canco may be enforced by or against DHI Amalco;

    (v)
    the Articles of Arrangement will be deemed to be the articles of incorporation of DHI Amalco and the certificate issued by the Director will be deemed to be the certificate of incorporation of DHI Amalco;

    (vi)
    the name of DHI Amalco shall be "DRAXIS Health Inc.";

    (vii)
    the registered office of DHI Amalco shall be in the City of Montréal in the Province of Québec;

    (viii)
    there shall be no restrictions on the business which DHI Amalco is authorized to carry on or on the powers DHI Amalco may exercise;

    (ix)
    the authorized capital of DHI Amalco shall consist of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series;

    (x)
    the rights, privileges, restrictions and conditions attaching to each class of shares of Amalco shall be as set forth in the articles of amalgamation of DRAXIS in effect immediately prior to the Effective Date;

    (xi)
    the number of directors of DHI Amalco shall be such number, not less than one (1) and not more than ten (10), as the board of directors of DHI Amalco may from time to time determine;

    (xii)
    the directors of DHI Amalco may appoint one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of DHI Amalco, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of DHI Amalco;

    (xiii)
    the initial directors of DHI Amalco shall be those persons that are directors of DRAXIS immediately prior to the Effective Date; and

    (xiv)
    the by-laws of DHI Amalco shall be the by-laws of DRAXIS immediately prior to the Effective Date until repealed, amended, altered or added to;

  (g)
  at 30 minutes following the Effective Time:

  (i)
  all DRAXIS Shares held by the Dissenting Shareholders in respect of which such Dissenting Shareholders have exercised Dissent Rights and have not withdrawn their notice of dissent will be deemed to have been transferred to the Purchaser and such holders will cease to have any rights as shareholders other than the right to be paid the fair value of their DRAXIS Shares as set out in Article 3;

  (ii)
  each DRAXIS Share held by a DRAXIS Shareholder (other than a Dissenting Shareholder described in Section 2.3(g)(i)) immediately prior to the time referred to in this Section 2.3(g) shall be transferred by the holder thereof to the Purchaser (free and clear of any Liens) in exchange for a cash amount equal to the Consideration and the name of such holder will be removed from the register of holders of DRAXIS Shares, and the Purchaser will be recorded as the registered holder of such DRAXIS Share and will be deemed to be the legal and beneficial owner of such DRAXIS Share free of any Liens, and the former holder and beneficial holder of such DRAXIS Shares will cease to have any rights as a shareholder in respect of such DRAXIS Shares and any other securities of DRAXIS, DHI Amalco or its subsidiaries; and

  (iii)
  all of the directors of DHI Amalco shall resign, the number of the directors of DHI Amalco shall be fixed at four and Shyam Sundar Bhartia, Hari Shankar Bhartia, R. Sankaraiah and Shahir Guindi, shall be the directors of DHI Amalco to hold office until the next annual meeting of DHI Amalco or until their successors are elected or appointed;

provided that none of the foregoing will occur or will be deemed to occur unless all of the foregoing occurs.

2.4   Adjustments to Consideration

        The Consideration payable with respect to each DRAXIS Share transferred pursuant to Section 2.3(g), each DRAXIS Option terminated and cancelled pursuant to Section 2.3(a) and each DSU terminated and cancelled pursuant to Section 2.3(b) will be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into DRAXIS Shares other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to DRAXIS Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

ARTICLE 3

RIGHTS OF DISSENT

3.1   Rights of Dissent

Holders of DRAXIS Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in Section 190 of the CBCA and this Section 3.1 (the "Dissent Rights") in connection with the Arrangement as the same may be modified by the Interim Order or the Final Order; provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by DRAXIS not later than 5:00 p.m. (Toronto time) on the business day preceding the DRAXIS Meeting. Holders of DRAXIS Shares who duly exercise such rights of dissent and who:

  (a)
  are ultimately determined to be entitled to be paid fair value for their DRAXIS Shares, and who are paid such fair value, shall be deemed to have transferred such DRAXIS Shares as of the time referred to in Section 2.3(g), without any further act or formality and free and clear of all Liens, claims and encumbrances, to Purchaser; or

  (b)
  are ultimately determined not to be entitled, for any reason, to be paid fair value for their DRAXIS Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holders of DRAXIS Shares.

In no circumstances shall DRAXIS, the Purchaser, the Depositary or any other person be required to recognize a person exercising Dissent Rights unless such person is a registered holder of those DRAXIS Shares in respect of which such rights are sought to be exercised. For greater certainty, in no case shall DRAXIS, the Purchaser, the Depositary or any other person be required to recognize Dissenting Shareholders as holders of DRAXIS Shares after the time referred to in Section 2.3(g), and the names of such Dissenting Shareholders shall be deleted from the register of Shareholders at the time referred to in Section 2.3(g).

3.2   Dissent Right Availability

A holder is not entitled to exercise Dissent Rights with respect to such DRAXIS Shares if such shareholder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder to vote) in favour of the Arrangement Resolution.

ARTICLE 4

CERTIFICATES AND PAYMENTS

4.1   Payment of Consideration

  (a)
  Following receipt of the Final Order and prior to the filing of the Articles of Arrangement with the Director in accordance with the terms of the Arrangement Agreement, the Purchaser shall deposit for the benefit of holders of DRAXIS Shares, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by the Plan of Arrangement, with the amount per DRAXIS Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose. The cash deposited with the Depositary shall be held in an interest bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

  (b)
  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the time described in Section 2.3(g) represented outstanding DRAXIS Shares that were exchanged for DHI Amalco Shares and were transferred pursuant to Section 2.3(g), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of DRAXIS Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such DRAXIS Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

  (c)
  As soon as practicable following the Effective Date, DHI Amalco (or its successor) shall deliver, on behalf of DRAXIS (or its successor), to each holder of DRAXIS Options and DSUs as reflected on the register maintained by or on behalf of DRAXIS in respect of DRAXIS Options and DSUs, a cheque representing the cash payment, if any, which such holder of DRAXIS Options and DSUs is entitled to receive pursuant to Sections 2.3(a) and 2.3(b), less any amounts required to be withheld pursuant to Section 4.3.

  (d)
  Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the time described in Section 2.3(g) represented DRAXIS Shares shall be deemed after the time described in Section 2.3(g) to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing DRAXIS Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of DRAXIS Shares of any kind or nature against or in DRAXIS or the Purchaser (or any successor). On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or any successor.

  (e)
  Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for DRAXIS Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or any successor, for no consideration.

  (f)
  No holder of DRAXIS Shares, DRAXIS Options or DSUs shall be entitled to receive any consideration with respect to such DRAXIS Shares, DRAXIS Options or DSUs other than any cash payment to which such holder is entitled to receive in accordance with Sections 2.3 and 4.1 and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

4.2   Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding DRAXIS Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to DRAXIS, the Purchaser, the Depositary and any successor in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and DRAXIS in a manner satisfactory to the Purchaser and DRAXIS, against any claim that may be made against the Purchaser and DRAXIS with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3   Withholding Rights

DRAXIS, the Purchaser, the Depositary and any successor shall be entitled to deduct and withhold from any consideration otherwise payable to any holders of DRAXIS Shares, DRAXIS Options and DSUs under this Plan of Arrangement (including any payment to Dissenting Shareholders), such amounts as DRAXIS, the Purchaser, the Depositary and any successor is required to deduct and withhold with respect to such payment under the Tax Act, the Code and the rules and regulations promulgated thereunder, or any provision of federal, provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be timely remitted by the party undertaking the withholding and shall be treated for all purposes hereof as having been paid to the holder of the DRAXIS Shares, DRAXIS Options or DSUs, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5

AMENDMENTS

5.1   Amendments to Plan of Arrangement

  (a)
  DRAXIS may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must:

  (i)
  be set out in writing;

  (ii)
  be approved by the Purchaser;

  (iii)
  filed with the Court and, if made following the Meeting, approved by the Court; and

  (iv)
  communicated to DRAXIS Shareholders if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by DRAXIS at any time prior to the Meeting (provided that Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if:

  (i)
  it is consented to by each of DRAXIS and the Purchaser (in each case, acting reasonably); and

  (ii)
  if required by the Court, it is consented to by DRAXIS Shareholders voting in the manner directed by the Court.

ARTICLE 6

FURTHER ASSURANCES

6.1   Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

6.2   Paramountcy

From and after the Effective Time:

  (a)
  this Plan of Arrangement shall take precedence and priority over any and all rights related to DRAXIS Shares, DRAXIS Options and DSUs issued prior to the Effective Time;

  (b)
  the rights and obligations of the holders of DRAXIS Shares, DRAXIS Options or DSUs and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

  (c)
  all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to DRAXIS Shares, DRAXIS Options or DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

SUPERIOR COURT

(Commercial Division)

CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

No 500-11-033156-080

This 24th day of April, 2008

Presiding:
The Honourable Mr. Justice Richard Wagner, J.S.C.

IN THE MATTER OF THE ARRANGEMENT PROPOSED BY DRAXIS HEALTH INC. UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44 AS AMENDED (the "Act"):

DRAXIS HEALTH INC., having its principal place of business in the Province of Quebec at 16751 Trans-Canada Highway, Kirkland, Québec, H9H 4J4

Petitioner

and

JUBILANT ACQUISITION INC., having its registered office at 1000 De La Gauchetière Street West, Suite 2100, Montréal, Québec, H3B 4W5

and

THE DIRECTOR APPOINTED UNDER THE CANADA BUSINESS CORPORATIONS ACT, having an office at the Jean Edmonds Tower South, 365 Laurier Avenue West, 9th Floor, Ottawa, Ontario, K1A 0C8

MIS-EN-CAUSE

INTERIM ORDER

PURSUANT TO THE MOTION presented today by the attorneys of DRAXIS Health Inc. ("DRAXIS") and after reading: i) the affidavit of Alida Gualtieri, General Counsel and Secretary of DRAXIS; ii) the exhibits produced into the Court record, in particular the draft Management Information Circular and its draft Schedules (the "Circular"); iii) the letter from the Director under the Canada Business Corporations Act and after hearing the attorneys for DRAXIS, the Court hereby:

1.
ON THE INTERIM ORDER APPLICATION:

  GRANTS the present Motion for an Interim Order:

  DISPENSES DRAXIS, for the purposes of the Interim Order only, from any obligation to serve upon or provide any other form of notice to any person of the presentation of the Motion for Interim and Final Orders with Respect to an Arrangement except as provided herein:

  i)
  As to the annual and special meeting of the holders of the common shares in DRAXIS's share capital ("Common Shares")

  AUTHORIZES AND DIRECTS DRAXIS to hold and conduct the Meeting on May 23, 2008 at 10:00 a.m. (Toronto Time), at the offices of McCarthy Tétrault LLP in Toronto, Ontario to, among other things, consider and, if deemed advisable, adopt with or without variation, a resolution (the "Arrangement Resolution") approving the Arrangement substantially in same form set forth in the Arrangement Resolution as found at Appendix A of the Draft Management Information Circular, including Appendices, prepared by DRAXIS (the "Circular") which is filed as Exhibit R-1 en liasse;

  ORDERS that the Meeting shall be called, held and conducted in accordance with the Notice of Meeting, Exhibit R-1 en liasse, the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "Act"), DRAXIS' Articles and By-laws, subject to the terms of this Interim Order or any further order of this Court and, to the extent of any inconsistency or discrepancy between this Interim Order and DRAXIS' Articles and By-laws, this Interim Order shall govern;

ii)
As to amendments and adjournments

DECLARES that DRAXIS is authorized, subject to the terms of the Arrangement Agreement, to make such non-material amendments, revisions or supplements to the Arrangement and the Circular as it may determine with the approval of the Purchaser, provided that such amendments, revisions or supplements are not inconsistent with the terms of this Interim Order, and without any additional notice to Shareholders, the Arrangement as so amended, revised or supplemented shall be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution as set forth in Appendix A of the Circular (Exhibit R-1 en liasse);

DECLARES that DRAXIS is authorized, subject to the terms of the Arrangement Agreement, if it is deemed advisable, to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening this meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement;

iii)
As to the Record Date, Notice of Meeting and other Material

DECLARES that the Notice of Application for Final Order, the Notice of Meeting, the Circular, the applicable Form of Proxy and Letter of Transmittal in substantially the same form as found at Exhibits R-1 en liasse and R-3, and such other material as DRAXIS may deem advisable (collectively referred to as the "Meeting Materials") shall be sent by mail, delivery in person or recognized courier service to the Shareholders as recorded on the books of DRAXIS at the close of business on April 24, 2008 (the "Record Date"), the Option Holders, the holders of Deferred Share Units ("DSU holders"), the auditors of DRAXIS and the directors and officers of DRAXIS no later than 21 days prior to the date of the Meeting;

DECLARES that the Meetings Materials shall be distributed to non-registered Shareholders by delivering multiple copies of same to intermediaries and nominees as they are defined in National Instrument 54-101 Respecting Communications with Beneficial Owners of Securities of the Reporting Issuer and, in Québec, with Regulation 54-101 respecting communications with beneficial owners of securities of a reporting issuer (collectively "NI 54-101") by mail, delivery in person or recognized courier service, to facilitate distribution to non-registered Shareholders as set out in NI 54-101 no later than 21 days prior to the date of the Meeting;

ORDERS that the Meeting Materials be deemed, for the purposes of this Interim Order, to have been received by the above-mentioned persons, in the case of delivery by mail, three days after delivery thereof to the post office; in the case of delivery in person, upon delivery thereof; and in the case of delivery by courier, one business day after expedition by the courier;

DECLARES that the accidental failure or omission to give notice of the Meeting or the non-receipt of such notice shall not invalidate any resolutions passed or proceedings taken at the Meeting and shall not constitute a breach of this Interim Order;

DECLARES that DRAXIS is authorized to use the English and/or French form of the Circular and its related materials, in substantially the form filed as Exhibit R-1 en liasse, subject to DRAXIS' ability to insert dates and other information in the final form;

iv)    As to the Voting by DRAXIS Shareholders

DECLARES that at the Meeting, the Shareholders will be asked to vote on the Arrangement Resolution and any other matter regularly brought before the Meeting;

ORDERS that any officer or director of DRAXIS shall act as chairperson of, and may appoint a secretary and scrutineers for the Meeting;

DECLARES that DRAXIS is authorized, at its expense, to solicit proxies, direclty or through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as they may determine;

ORDERS that DRAXIS is authorized, at its own expense, to solicit proxies, direclty and through its officers, directors, and employees, and through such agents or representatives as it may retain in that purpose, and by mail or such other forms of personal or electronic communication as it may determine, and may use the proxies at the meeting;

DECLARES that, in order to be effective, the proxies must be received by not later than 5:00 p.m. (Montreal Time) on May 21, 2008, or, in the event that the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened;

DECLARES that any undated but executed proxy will be deemed to be dated the date of mailing of the enclosed form of proxy;

ORDERS that at the Meeting, each Shareholder will be entitled to one vote for each Share held;

DECLARES that, for the purpose of the vote on the Arrangement Resolution, the quorum for the Meeting is fixed at the attendance in person or by proxy of at least two holders holding in the aggregate at least 25% of the outstanding Common Shares, as provided in DRAXIS' By-Law (Exhibit R-6);

DECLARES that should this quorum not be present at the Meeting, the said meeting be adjourned to allow additional time for obtaining additional proxies or for Shareholders to be present in person;

DECLARES that the vote required to pass and approve the Arrangement Resolution shall be the affirmative vote of not less than 66 2/3% of the votes cast at the Meeting by the Shareholders;

DECLARES that the only persons entitled to vote on the Arrangement Resolution at the Meeting shall be the Shareholders as recorded on the books of DRAXIS on the Record Date;

ORDERS that each registered Shareholder shall be entitled to exercise rights to dissent with respect to the Arrangement Resolution, in accordance with and in compliance with section 190 of the Act, as varied by the Plan of Arrangement, provided that, notwithstanding subsection 190(5) of the Act, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the Act must be received by DRAXIS not later than 5:00 p.m. (Montreal time) on the last Business Day preceding the Meeting. Registered Shareholders who duly exercise such rights of dissent and who:

  (i)
  are ultimately entitled to be paid fair value for their Common Shares shall be deemed to have transferred such Common Shares to the Purchaser on the Effective Date contemporaneously with the event described in section 2.3(g) of the Plan of Arrangement in exchange for the fair value of such Common Shares;

    or

  (ii)
  are ultimately not so entitled to be paid fair value for their Common Shares in respect of which they dissent, shall be treated as if they had participated in the Arrangement on the same basis as a non-dissenting Shareholder pursuant to Article 3.1 of the Plan of Arrangement;

but in no case shall DRAXIS or any other person be required to recognize such Dissenting Shareholders as Shareholders after the Effective Date, and the names of such Dissenting Shareholders shall be deleted from the register of Shareholders on the Effective Date.

v)     As to the Application for Final Order

ORDERS that, subject to the approval of the Arrangement Resolution by the Shareholders in the manner set forth in this Interim Order, DRAXIS may apply to the Court to sanction the Arrangement by was of a final judgment (the "Final Order");

ORDERS that this Motion for Final Order be presented on Tuesday, May 27, 2008 (the "Presentation Date") before the Superior Court of Québec, Commercial Division, in the District of Montreal, at the Montreal Courthouse, located at 1 Notre-Dame Street East in Montreal, Québec, in room 16.12, at 9:00 a.m. (Montreal Time) or so soon thereafter as Counsel may be heard, or at any other date the Court may see fit;

DECLARES that the mailing, delivery in person or delivery by recognized courier service as provided herein of the Meeting Materials including the Notice of Application for Final Order, a copy of the Motion for Interim and Final Orders with Respect to an Arrangement and a copy of the Interim Order as part of Appendices C and D to the Circular (Exhibit R-1 en liasse) (in its English form), constitutes good and sufficient service of the Meeting Materials, the Notice of Application for Final Order, the Motion for Interim and Final Orders with respect to the Arrangement and of the Interim Order, to all the Shareholders, the Option Holders and the DSU holders (collectively referred to as the "Securityholders"), whether they reside within Québec or in another jurisdiction;

ORDERS that no other form of service need be made nor other material served on such persons in respect of the proceedings, unless an appearance is served on DRAXIS' counsel as set out below;

ORDERS that the Securityholders are the only persons entitled to receive service or any other form of notice of (i) the Motion for Interim and Final Orders with Respect to an Arrangement and the Exhibits thereto, the Notice of Application for Final Order and of the Interim Order and (ii) any proceedings herein;

ORDERS that any Securityholder wishing to appear at the hearing on the Motion for Final Order shall:

(i)
file an Appearance with the Clerk of the Superior Court of Québec, 1 Notre-Dame Street East, Montreal, Québec, H2Y 1B6, Commercial Division, judicial District of Montreal and serve same on DRAXIS' Counsel, McCarthy Tétrault LLP (c/o: Me Stephen G. Schenke, suite 2500, 1000 De La Gauchetière West, Montreal, Québec, H3B 0A2), along with notice of the Securityholder's address for service, at least 48 hours before the Presentation Date;

(ii)
if such Appearance is with the view to contest the Motion for Final Order or to make representations in relation thereto, file a written contestation or written representations, as the case may be, supported, as to the facts, by affidavit(s) and exhibits(s), if any, with the aforementioned Clerk of the Superior Court of Québec, 1 Notre-Dame Street East, Montreal, Québec H2Y 1B6, Commercial Division, judicial District of Montreal, and serve same on DRAXIS' Counsel, McCarthy Tétrault LLP (c/o: Me Stephen G. Schenke, suite 2500, 1000 De La Gauchetière West, Montreal, Québec, H3B 0A2), at least 48 hours before the Presentation Date, failing which personal appearances shall not be permitted to contest the Motion for Final Order;

ORDERS that the proof of service of the Notice of Application for Final Order, of the Motion for Interim and Final Orders With Respect to an Arrangement, of the Interim Order and of any other proceedings or evidence required to be made by DRAXIS, as the case may be, can be made by a detailed affidavit of one of DRAXIS' employees;

vi)
Confidentiality

ORDERS that Exhibit R-1 be placed under seal in the Superior Court of Québec's records and that it not be disclosed, published or disseminated, directly or indirectly, until the final version thereof has been sent to the Securityholders and filed on SEDAR;

ORDERS the Clerk of the Superior Court of Québec to deny access to Exhibit R-1 to the public until the final version thereof has been sent to the Securityholders and posted on SEDAR;

vii)
Miscellaneous

DECLARES that DRAXIS is entitled, at any time, to seek leave to vary this Interim Order;

ORDERS provisional execution of the Interim Order notwithstanding appeal and without the necessity of furnishing any security;

ORDERS to the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order between the Interim Order and the terms of any instrument creating, governing, or collateral to Common Shares, Options, or DSUs, or to which such securities are collateral, this Interim Order shall govern; and

THE WHOLE without costs unless contested.

/s/ Richard Wagner
Richard Wagner, J.S.C.

No. 500-11
SUPERIOR COURT
PROVINCE OF QUÉBEC
DISTRICT OF MONTREAL

IN THE MATTER OF THE ARRANGEMENT
PROPOSED BY DRAXIS HEALTH INC.
UNDER SECTION 192 OF THE CANADA
BUSINESS CORPORATIONS ACT, R.S.C., c.
C-44 AS AMENDED

DRAXIS HEALTH INC.

Petitioner

-and-

JUBILANT ACQUISITION INC.
-and-
 THE DIRECTOR APPOINTED UNDER THE
CANADA BUSINESS CORPORATIONS ACT

Mise-en-cause

INTERIM ORDER

Mtre S. Schenke/lm / 144619-399480

BC0847
McCarthy Tétrault LLP
Avocats • Agents de brevets et marques de commerce
Barristers & Solicitors • Patent & Trade-mark Agents
Suite 2500
1000 De La Gauchetière Street West
Montréal (Québec) H3B 0A2
Tel.: 514 397-4100
Fax: 514 875-6246

SUPERIOR COURT
(Commercial Division)

CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

No 500-11-033156-080

IN THE MATTER OF THE ARRANGEMENT PROPOSED BY DRAXIS HEALTH INC. UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44 AS AMENDED (the "Act"):

DRAXIS HEALTH INC., having its principal place of business in the Province of Québec at 16751 Trans Canada Highway, Kirkland, Québec, H9H 4J4

Petitioner

and

JUBILANT ACQUISITION INC., having its registered office at 1000 De La Gauchetière Street West, Suite 2100, Montréal, Québec, H3B 4W5

and

THE DIRECTOR APPOINTED UNDER THE CANADA BUSINESS CORPORATIONS ACT, having an office at the Jean Edmonds Tower South, 365 Laurier Avenue West, 9th Floor, Ottawa, Ontario, K1A 0C8

MIS-EN-CAUSE

MOTION FOR INTERIM AND FINAL ORDERS
WITH RESPECT TO AN ARRANGEMENT
(SECTION 192 OF THE ACT)

TO ONE OF THE JUDGES OF THE SUPERIOR COURT OF THE PROVINCE OF QUÉBEC SITTING IN COMMERCIAL DIVISION FOR THE JUDICIAL DISTRICT OF MONTREAL, THE PETITIONER RESPECTFULLY SUBMITS AS FOLLOWS:

A.
OVERVIEW OF THE MOTION

1.
DRAXIS Health Inc. ("DRAXIS") hereby applies to the Court to approve a proposed plan of arrangement pursuant to Section 192 of the Act (the "Arrangement") in which, through a series of interposed steps and transactions, Jubilant Acquisition Inc. (the "Purchaser") will acquire all of the common shares of DRAXIS. For the purposes of this Motion, to the extent capitalized terms have not been defined herein, they shall have the meanings ascribed to them in the Management Information Circular, Exhibit R-1 (the "Circular");

2.
By way of this Motion, DRAXIS seeks the following orders:

i)
an interim order (the "Interim Order") under Subsection 192(4) of the Act governing various procedural matters to be determined in connection with, notably, the approval of the Arrangement by the sufficient number of DRAXIS Shareholders;

ii)
a final order (the "Final Order") under Subsection 192(4) of the Act approving and sanctioning the Arrangement; and

iii)
such other orders as counsel may request and this Honourable Court deem just with respect to the Arrangement;

3.
DRAXIS files herewith as Exhibit R-1 en liasse the draft Circular (as may be amended or supplemented) including the transmittal letter, notice of meeting and form of proxy (collectively the "Meeting Materials") relating to the annual and special meeting of the DRAXIS Shareholders (the "Meeting") which shall be convened to vote, among other things, on the Arrangement. The Circular also includes the following documents:

  i)
  Appendix A — Arrangement Resolution;

  ii)
  Appendix B — Plan of Arrangement;

  iii)
  Appendix D — Notice of Application For Final Order ("Court Documents");

  iv)
  Appendix E — Opinion of Banc of America Securities Canada Co.

B.
DESCRIPTION OF THE PARTIES

        DRAXIS and its activities

4.
DRAXIS was originally incorporated under the Act in 1987 under the name Deprenyl Research Limited. It changed its name to "DRAXIS Health Inc." in 1994;

5.
DRAXIS, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., is one of Canada's leading specialty pharmaceutical companies providing products in three categories: sterile products, non sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables and sterile ointments. Non sterile products are produced as solid oral, liquid and semi-solid dosage forms. Radiopharmaceuticals are used for oral, liquid therapeutic and diagnostic molecular imaging applications. DRAXIS employs approximately 500 staff in its Montreal facility;

6.
DRAXIS common shares ("Common Shares") trade on the TSX under the ticker symbol DAX and on the NASDAQ under the ticker symbol DRAX;

7.
As of April 3, 2008, there were outstanding:

i)
42,067,538 Common Shares;

ii)
2,125,835 DRAXIS options ("Options"), each entitling the holder thereof (the "Option Holder") to acquire one Common Share upon payment of the exercise price;

iii)
230,018 deferred share units ("DSUs") credited to designated senior management of DRAXIS pursuant to the Deferred Share Unit Plan, each DSU being equivalent in value to a Common Share;

8.
DRAXIS shareholders ("Shareholders"), Option Holders, and DSU holders are collectively referred to herein as "Securityholders";

        Purchaser

9.
The Purchaser is a corporation incorporated under the Act and a wholly-owned indirect subsidiary of Jubilant Organosys Ltd. ("Jubilant");

10.
Jubilant is an international, integrated pharmaceutical company based in India with a range of products and services. It is one of the largest custom research and manufacturing services companies in drug discovery and development in that country. Jubilant strives to accelerate drug discovery by partnering with innovative companies around the globe and offering services across the drug discovery process;

11.
Jubilant's equity shares trade on the Mumbai Stock Exchange, and the National Stock Exchange of India;

12.
As more fully explained below, upon completion of the Arrangement, the Purchaser will have acquired all of the outstanding Common Shares;

13.
The Purchaser has been incorporated solely for the purpose of the Arrangement;

C.
THE ARRANGEMENT (APPENDIX B TO THE CIRCULAR, EXHIBIT R-1 EN LIASSE)

14.
The Arrangement is being implemented in the context of the acquisition of all of the issued and outstanding Common Shares by the Purchaser pursuant to the Arrangement Agreement, a copy of which is filed herewith as Exhibit R-2;

15.
As more fully explained below, the Arrangement qualifies as an "arrangement" within the meaning of Section 192(3) of the Act;

16.
As more fully described in Article 2.3 of the Plan of Arrangement (Appendix B to the Circular, Exhibit R-1 en liasse), the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)
at the Effective Time, notwithstanding any vesting provisions to which an Option might otherwise be subject (whether by contract, the conditions of a grant, applicable law or the terms of the DRAXIS Stock Option Plans):

(i)
each Option issued and outstanding at the time referred to in the Arrangement shall, without any further action by or on behalf of any Option Holder, be deemed to be fully vested and transferred by the holder thereof to DRAXIS (free and clear of any Liens) and cancelled in exchange for a cash amount equal to the Option Consideration;

(ii)
with respect to each Option, the holder thereof will cease to be the Option Holder, will cease to have any rights as a holder in respect of such Option or under the DRAXIS Stock Option Plans, such holder's name shall be removed from the register of Options, and all option agreements, grants and similar instruments relating thereto shall be cancelled; and

(iii)
the DRAXIS Stock Option Plans shall be terminated;

(b)
at 5 minutes following the Effective Time, notwithstanding any vesting provisions to which a DSU might otherwise be subject (whether by contract, the conditions of a grant, applicable law or the terms of the Deferred Share Unit Plan):

(i)
each DSU issued and outstanding at the time referred to in the Arrangement shall, without any further action by or on behalf of any holder of such DSU, be deemed to be fully vested and transferred by the holder thereof to DRAXIS (free and clear of all Liens) and cancelled in exchange for a cash amount equal to the Consideration;

(ii)
with respect to each DSU, the holder thereof will cease to be the holder of such DSU, will cease to have any rights as a holder in respect of such DSU or under the Deferred Share Unit Plan, such holder's name shall be removed from the register of DSUs, and all agreements, grants and similar instruments relating thereto shall be cancelled;

(iii)
the Deferred Share Unit Plan shall be terminated;

(c)
at 10 minutes following the Effective Time, DSPI will make a payment to DRAXIS to reimburse DRAXIS for the payments made by DRAXIS to the Option Holders that are employees of DSPI;

(d)
at 15 minutes following the Effective Time, DSPI will transfer the CM Business to DP Partnership pursuant to the CM Business Transfer Agreement;

(e)
at 20 minutes following the Effective Time, each of DSPI and 427 Canco will reduce the stated capital accounts maintained in respect of each class of shares of each of DSPI and 427 Canco to $1, respectively, without any distribution of assets or property therefor;

(f)
at 25 minutes following the Effective Time, DRAXIS, DSPI and 427 Canco will Amalgamate to form DHI Amalco with the same effect as if Section 186 of the CBCA were applicable to the amalgamation, and in connection with the amalgamation:

(i)
each Common Share will be converted into one DHI Amalco Share;

(ii)
each outstanding share of DSPI and 427 Canco will be cancelled without any repayment of capital with respect thereto;

(iii)
DHI Amalco will possess all the property, rights, privileges and franchises and will be subject to all liabilities, including civil, criminal and quasi-criminal suits, and debts (except those owing between such amalgamating entities) of each of DRAXIS, DSPI and 427 Canco and all contracts of each of DRAXIS, DSPI and 427 Canco will become those of DHI Amalco;

(iv)
a conviction against, or ruling, order or judgment in favour or against DRAXIS, DSPI or 427 Canco may be enforced by or against DHI Amalco;

    (v)
    the Articles of Arrangement will be deemed to be the articles of incorporation of DHI Amalco and the certificate issued by the Director will be deemed to be the certificate of incorporation of DHI Amalco;

    (vi)
    the name of DHI Amalco shall be "DRAXIS Health Inc.";

    (vii)
    the registered office of DHI Amalco shall be in the City of Montréal in the Province of Québec;

    (viii)
    there shall be no restrictions on the business which DHI Amalco is authorized to carry on or on the powers DHI Amalco may exercise;

    (ix)
    the authorized capital of DHI Amalco shall consist of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series;

    (x)
    the rights, privileges, restrictions and conditions attaching to each class of shares of DHI Amalco shall be as set forth in the articles of amalgamation of DRAXIS in effect immediately prior to the Effective Date;

    (xi)
    the number of directors of DHI Amalco shall be such number, not less than one and not more than ten, as the board of directors of DHI Amalco may from time to time determine;

    (xii)
    the directors of DHI Amalco may appoint one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of DHI Amalco, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of DHI Amalco;

    (xiii)
    the initial directors of DHI Amalco shall be those persons that are directors of DRAXIS immediately prior to the Effective Date; and

    (xiv)
    the by-laws of DHI Amalco shall be the by-laws of DRAXIS immediately prior to the Effective Date until repealed, amended, altered or added to;

  (g)
  at 30 minutes following the Effective Time:

  (i)
  all Common Shares held by the Dissenting Shareholders in respect of which such Dissenting Shareholders have exercised Dissent Rights and have not withdrawn their notice of dissent will be deemed to have been transferred to the Purchaser and such holders will cease to have any rights as shareholders other than the right to be paid the fair value of their Common Shares as set out in Article 3 of the Plan of Arrangement;

  (ii)
  each Common Share held by a Shareholder (other than a Dissenting Shareholder) immediately prior to the time referred to shall be transferred by the holder thereof to the Purchaser (free and clear of any Liens) in exchange for a cash amount equal to the Consideration and the name of such holder will be removed from the register of holders of Common Shares, and the Purchaser will be recorded as the registered holder of such Common Share and will be deemed to be the legal and beneficial owner of such Common Share free of any Liens, and the former holder and beneficial holder of such Common Shares will cease to have any rights as a shareholder in respect of such Common Shares and any other securities of DRAXIS, DHI Amalco or its subsidiaries; and

  (iii)
  all of the directors of DHI Amalco shall resign, the number of the directors of DHI Amalco shall be fixed at four and Shyam S. Bhartia, Hari Shankar Bhartia, R. Sankaraiah and Shahir Guindi shall be the directors of DHI Amalco to hold office until the next annual meeting of DHI Amalco or until their successors are elected or appointed;

17.
None of the foregoing will occur or will be deemed to occur unless all of the foregoing occurs.

D.
EFFECT OF THE ARRANGEMENT

18.
Upon completion of the Arrangement, through the transactions described above, DRAXIS will be acquired by Purchaser, a wholly-owned indirect subsidiary of Jubilant;

19.
Upon completion of the Arrangement, each Shareholder and each holder of DSUs will receive US $6.00 dollars (the "Consideration") for each Common Share and DSU held, respectively, and each Option Holder will receive the Option Consideration for each Option held (being the difference between the Consideration and the exercise price of the Option). Each outstanding Option and each DSU will be cancelled. The Consideration represents a 22.4% premium over the closing price of the Common Shares on NASDAQ on April 3, 2008, the last trading day on NASDAQ prior to the public announcement of the Arrangement and a 41.2% premium over the closing price of the Common Shares on NASDAQ on March 13, 2008, the last trading day on NASDAQ prior to the request by securities regulators to explain increased trading in the Common Shares on March 14, 2008;

20.
The Option Holders and DSU holders will thus participate in the Arrangement in a fashion equivalent to the Shareholders;

E.
FAIRNESS OF THE ARRANGEMENT AND BOARD RECOMMENDATION

21.
DRAXIS respectfully submits that the Arrangement is fair and reasonable to the Shareholders in view of several factors, including:

i)
The approval process of the Arrangement;

ii)
The factors considered by the Board and its recommendation;

iii)
The disclosure of information made in the Circular in connection with the Arrangement which factors are more fully described below; and

iv)
The existence of dissent rights pursuant to section 190 of the Act for those Shareholders who disagree with the Consideration offered pursuant to the Arrangement as more fully detailed in the Section entitled "Dissenting Shareholders' Rights" contained on pages 49 and following of the Circular;

        The approval process of the Arrangement

22.
In accordance with the Act, the Arrangement is subject to the approval by 66 2/3% of the votes cast by the Shareholders, in person or by proxy, at the Meeting, each Shareholder being entitled to one vote per Common Share held on the Record Date (April 24, 2008);

23.
The Arrangement must be approved by this Honourable Court at the hearing of this Motion for Final Order following the Meeting and provided the Arrangement Resolution is passed by the requisite majority. Any Securityholder will have the right to appear before this Honourable Court at the hearing of this Motion for Final Order and make representations, as the case may be, subject to respecting certain procedural requirements described in the draft Notice of Application for Final Order filed herewith as Exhibit R-3;

        Recommendation of the Board

24.
In the course of its evaluation of the Arrangement, the Board, and a Special Committee of the Board constituted to review the terms of the arrangement and provide its recommendation to the Board, consulted with DRAXIS' senior management, its legal counsel as well its financial advisor and considered a number of factors, including, among others, the following:

i)
the Consideration to be received by Shareholders for each Common Share under the Arrangement represents a 22.4% premium over the closing price of the Common Shares on NASDAQ on April 3, 2008, the last trading day on NASDAQ prior to the public announcement of the Arrangement and a 41.2% premium over the closing price of the Common Shares on NASDAQ on March 13, 2008, the last trading day on NASDAQ prior to the request by securities regulators to explain increased trading in Common Shares on March 14, 2008;

ii)
the opinion of Banc of America Securities Canada Co. ("Banc of America"), dated April 4, 2008, delivered to the Special Committee and the Board as to the fairness, from a financial point of view and as of the date of such opinion, of the Consideration to be received by the Shareholders in the Arrangement;

iii)
beginning in May 2006 when the Board established the Special Committee, DRAXIS conducted an extensive review of its strategic alternatives led by the Special Committee and assisted by outside financial and legal advisors;

iv)
the view of the Special Committee and the Board that the terms and conditions of the Arrangement Agreement, including the amount of the Termination Fee payable by DRAXIS in certain circumstances, do not prevent an unsolicited third party from proposing or making a Superior Proposal or, provided DRAXIS complies with the terms of the Arrangement Agreement, preclude the Board from considering and acting on a Superior Proposal;

  v)
  the likelihood of satisfying the conditions to the Purchaser's obligation to complete the Arrangement;

  vi)
  the fact that the Consideration under the Arrangement is all cash, which provides certainty of value to Shareholders compared to a transaction in which Shareholders would receive all or part of the Consideration in securities;

  vii)
  the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote;

  viii)
  if a higher offer were to be made prior to the Meeting, Shareholders would be free to consider such an offer and, if deemed appropriate, support such an offer and vote against the Arrangement Resolution, subject to DRAXIS' obligation to pay the expenses incurred by the Purchaser in connection with the Arrangement and, in certain circumstances, the Termination Fee;

  ix)
  the Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders;

  x)
  Option Holders will receive cash for each Option held in an amount equal to the Option Consideration;

  xi)
  holders of DSUs will be entitled to receive for each DSU held cash in an amount equal to the Consideration; and

  xii)
  the availability of Dissent Rights for Registered Shareholders.

25.
In light of the foregoing, on April 4, 2008, the Board unanimously determined that the Arrangement is fair to the Shareholders and in the best interests of DRAXIS and unanimously recommended that the Shareholders vote in favour of the Arrangement Resolution at the Meeting;

        The Opinion of the Special Committee's Financial Advisor

26.
DRAXIS retained Banc of America to act as the financial advisor to the Special Committee in connection with a potential sale of DRAXIS. In connection with this engagement, the Special Committee requested that Banc of America evaluate the fairness, from a financial point of view, to the Shareholders of the Consideration to be received by such Shareholders in the Arrangement;

27.
On April 4, 2008, at a meeting of the Board held to evaluate the proposed Arrangement, Banc of America delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated April 4, 2008 which is attached as Appendix E to the Circular (Exhibit R-1 en liasse), as to the fairness, from a financial point of view, and as of that date of the Consideration to be received by the Shareholders in the Arrangement;

28.
The full text of Banc of America's written opinion, dated April 4, 2008, which describes, among other things, the procedures followed, assumptions made, factors considered and limitations on the review undertaken by Banc of America, is attached as Exhibit E to the Circular (Exhibit R-1 en liasse);

        The disclosure of information made in connection with the Arrangement

29.
The Circular (Exhibit R-1 en liasse) contains sufficient information to allow the Shareholders to form a reasoned judgment on whether to vote in favour of the Arrangement Resolution and meets with the disclosure standards applicable to similar transactions and required by law;

        Dissenting Shareholders' Rights

30.
Any Shareholder who dissents from the Arrangement Resolution will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of the Common Shares held by such dissenting Shareholder determined as at the close of business on the Business Day immediately preceding the Meeting. A Shareholder who wishes to dissent must follow the procedure outlined on pages 49 and following of the Circular, Section 190 of the Act and the Interim Order;

31.
The Director under the Act has been informed of the Arrangement and has confirmed that it will not contest this Motion, the whole as appears from the Director's letter produced herewith as Exhibit R-4 en liasse;

F.
SOLVENCY OF DRAXIS

32.
DRAXIS is neither insolvent nor will it be insolvent upon completion of the Arrangement as it will be in a position to discharge its liabilities when due and the book value of its assets will be greater than the sum of its liabilities and its issued and paid-up share capital account. DRAXIS audited consolidated financial statements for the year ended December 31, 2007 are filed herewith as Exhibit R-5 en liasse;

G.
REASONS TO PROCEED BY WAY OF ARRANGEMENT

33.
Section 192(3) of the Act provides that where it is not practicable for a corporation that is not insolvent to effect a fundamental change in the nature of an arrangement under any provision of the Act, the corporation may apply to a court for an order approving an arrangement provided by the corporation;

34.
In paragraph 2.07 of the Policy of the Director concerning Arrangements under Section 192 of the Canada Business Corporations Act, Policy Statement 15.1 dated April 17, 1998, the Director under the Act states as follows:

    "The Director endorses the view that the impracticability requirement means something less than 'impossible' and, generally, that the test would be satisfied by demonstrating that it would be inconvenient or less advantageous to the corporation to proceed under other provisions of the Act. The Director endorses this view subject to a concern that the arrangement provisions of the Act not be utilized to subvert the procedural or substantive safeguards applicable to other sorts of transactions possible under the Act."

35.
The Arrangement is dependent upon the completion of each of a number of inter-related and sequenced corporate transactions between several companies, and it is essential that no element of the Arrangements occur unless there is certainty that all of the elements of the Arrangement occur within the strict delays provided and in the correct order. The only practical way to achieve the required certainty in a timely manner is through an arrangement under the Act;

H.
THE MEETING

36.
If the Interim Order being sought is issued by this Honourable Court, DRAXIS will hold the Meeting on Friday, May 23, 2008 at 10:00 a.m. (Toronto time), at the offices of McCarthy Tétrault LLP, Suite 5300, TD Bank Tower, Toronto, Ontario, to consider, among other things, and if deemed advisable, to adopt, with or without modification, the Arrangement Resolution, as attached as Appendix A to the Circular (Exhibit R-1 en liasse);

37.
DRAXIS will send the Circular (Exhibit R-1 en liasse), including the letter of transmittal, Notice of Meeting as contained in the Circular (Exhibit R-1 en liasse) and the proxy form by mail, delivered in person or recognized courier service to all Shareholders at the address of each Shareholder as recorded on the books of DRAXIS on the Record Date, no less than 21 days prior to the date of the Meeting, as well as to the Option Holders, the DSU holders and DRAXIS' auditors and directors;

38.
The quorum for the Meeting will be fixed at the attendance in person or by proxy of at least two holders holding in the aggregate at least 25% of the outstanding Common Shares, as provided in DRAXIS' By-Law filed herewith as Exhibit R-6;

39.
Should the quorum not be present at the Meeting, it will be adjourned to allow additional time for obtaining additional proxies or Shareholders present in person;

40.
If the quorum for the Meeting is present, DRAXIS will proceed with a vote on the Arrangement Resolution which must be approved by 66 2/3% of the votes cast by the Shareholders, in person or by proxy, at the Meeting, each Shareholder being entitled to one vote per Common Share held at the Record Date (April 24, 2008);

41.
Should the Arrangement Resolution be adopted by the requisite majority of Shareholders as determined at paragraph 40 above, DRAXIS will present this Motion for Final Order to this Honourable Court;

42.
The Securityholders will be provided with the Notice of Application for Final Order (Exhibit R-3) that will be attached, if approved by this Honourable Court, as part of the Circular (Exhibit R-1 en liasse) at its Appendix D, subject to non-material changes or modifications;

I.
CONCLUSION

43.
A judge of the Superior Court has the jurisdiction to hear the Motion for Interim Order ex parte and to dispense DRAXIS of its obligation to notify any person of the presentation of same;

44.
In view of the applicable statutory provisions, the Meeting must be held at the latest 60 days after the Record Date of April 24, 2008;

45.
The Circular must be sent (Exhibit R-1 en liasse) at least 21 days prior to the Meeting, i.e. no later than May 2, 2008;

46.
In view of the above, any attempt to delay the Arrangement by purporting to appeal the Interim Order could compromise the Arrangement;

47.
As a consequence, DRAXIS is entitled to ask that the Interim Order be executory notwithstanding appeal; and

48.
This Motion is well founded in fact and in law.

WHEREFORE, THE PETITIONER RESPECTFULLY PRAYS THIS COURT TO:

I.
ON THE INTERIM ORDER APPLICATION:

  GRANT the present Motion for an Interim Order;

  DISPENSE DRAXIS, for the purposes of the Interim Order only, from any obligation to serve upon or provide any other form of notice to any person of the presentation of the Motion for Interim and Final Orders with Respect to an Arrangement except as provided herein;

  i)
  As to the annual and special meeting of the holders of the common shares in DRAXIS' share capital ("Common Shares")

  AUTHORIZE AND DIRECT DRAXIS to hold and conduct the Meeting on May 23, 2008 at 10:00 a.m. (Toronto time), at the offices of McCarthy Tétrault LLP in Toronto, Ontario to, among other things, consider and, if deemed advisable, adopt with or without variation, a resolution (the "Arrangement Resolution") approving the Arrangement substantially in the same form set forth in the Arrangement Resolution as found at Appendix A of the Draft Management Information Circular, including Appendices, prepared by DRAXIS (the "Circular") which is filed as Exhibit R-1 en liasse;

  ORDER that the Meeting shall be called, held and conducted in accordance with the Notice of Meeting, Exhibit R-1 en liasse, the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "Act"), DRAXIS' Articles and By-laws, subject to the terms of this Interim Order or any further order of this Court and, to the extent of any inconsistency or discrepancy between this Interim Order and DRAXIS' Articles and By-laws, this Interim Order shall govern;

  ii)
  As to amendments and adjournments

  DECLARE that DRAXIS is authorized, subject to the terms of the Arrangement Agreement, to make such non-material amendments, revisions or supplements to the Arrangement and the Circular as it may determine with the approval of the Purchaser, provided that such amendments, revisions or supplements are not inconsistent with the terms of this Interim Order, and without any additional notice to Shareholders, the Arrangement as so amended, revised or supplemented shall be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution as set forth in Appendix A of the Circular (Exhibit R-1 en liasse);

  DECLARE that DRAXIS is authorized, subject to the terms of the Arrangement Agreement, if it is deemed advisable, to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening this meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement;

  iii)
  As to the Record Date, Notice of Meeting and other Material

  DECLARE that the Notice of Application for Final Order, the Notice of Meeting, the Circular, the applicable Form of Proxy and Letter of Transmittal in substantially the same form as found at Exhibits R-1 en liasse and R-3, and such other material as DRAXIS may deem advisable (collectively referred to as the

  "Meeting Materials") shall be sent by mail, delivery in person or recognized courier service to the Shareholders as recorded on the books of DRAXIS at the close of business on April 24, 2008 (the "Record Date"), the Option Holders, the holders of Deferred Share Units ("DSU holders"), the auditors of DRAXIS and the directors and officers of DRAXIS no later than 21 days prior to the date of the Meeting;

  DECLARE that the Meeting Materials shall be distributed to non-registered Shareholders by delivering multiple copies of same to intermediaries and nominees as they are defined in National Instrument 54-101 Respecting Communications with Beneficial Owners of Securities of the Reporting Issuer and, in Québec, with Regulation 54-101 respecting communications with beneficial owners of securities of a reporting issuer (collectively "NI 54-101") by mail, delivery in person or recognized courier service, to facilitate distribution to non-registered Shareholders as set out in NI 54-101 no later than 21 days prior to the date of the Meeting;

  ORDER that the Meeting Materials be deemed, for the purposes of this Interim Order, to have been received by the above-mentioned persons, in the case of delivery by mail, three days after delivery thereof to the post office; in the case of delivery in person, upon delivery thereof; and in the case of delivery by courier, one business day after expedition by the courier;

  DECLARE that the accidental failure or omission to give notice of the Meeting or the non-receipt of such notice shall not invalidate any resolutions passed or proceedings taken at the Meeting and shall not constitute a breach of this Interim Order;

  DECLARE that DRAXIS is authorized to use the English and/or French form of the Circular and its related materials, in substantially the form filed as Exhibit R-1 en liasse, subject to DRAXIS' ability to insert dates and other information in the final form;

  iv)
  As to the Voting by DRAXIS Shareholders

  DECLARE that at the Meeting, the Shareholders will be asked to vote on the Arrangement Resolution and any other matter regularly brought before the Meeting;

  ORDER that any officer or director of DRAXIS shall act as chairperson of, and may appoint a secretary and scrutineer or scrutineers for the Meeting;

  DECLARE that DRAXIS is authorized, at its expense, to solicit proxies, directly or through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as they may determine;

  ORDER that DRAXIS is authorized, at its own expense, to solicit proxies, directly and through its officers, directors, and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine, and may use the proxies at the Meeting;

  DECLARE that, in order to be effective, the proxies must be received by no later than 5:00 p.m. (Montreal time) on May 21, 2008, or, in the event that the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened;

  DECLARE that any undated but executed proxy will be deemed to be dated the date of mailing of the enclosed form of proxy;

  ORDER that at the Meeting, each Shareholder will be entitled to one vote for each Share held;

  DECLARE that, for the purpose of the vote on the Arrangement Resolution, the quorum for the Meeting is fixed at the attendance in person or by proxy of at least two holders holding in the aggregate at least 25% of the outstanding Common Shares, as provided in DRAXIS' By-Law (Exhibit R-6);

  DECLARE that should this quorum not be present at the Meeting, the said meeting be adjourned to allow additional time for obtaining additional proxies or for Shareholders to be present in person;

  DECLARE that the vote required to pass and approve the Arrangement Resolution shall be the affirmative vote of not less than 66 2/3% of the votes cast at the Meeting by the Shareholders;

  DECLARE that the only persons entitled to vote on the Arrangement Resolution at the Meeting shall be the Shareholders as recorded on the books of DRAXIS on the Record Date;

  ORDER that each registered Shareholder shall be entitled to exercise rights to dissent with respect to the Arrangement Resolution, in accordance with and in compliance with section 190 of the Act, as varied by the Plan of Arrangement, provided that, notwithstanding subsection 190(5) of the Act, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the Act must be received by DRAXIS not later than 5:00 p.m. (Montreal time) on the last Business Day preceding the Meeting. Registered Shareholders who duly exercise such rights of dissent and who:

    (i)
    are ultimately entitled to be paid fair value for their Common Shares shall be deemed to have transferred such Common Shares to the Purchaser on the Effective Date contemporaneously with the event described in section 2.3(g) of the Plan of Arrangement in exchange for the fair value of such Common Shares; or

    (ii)
    are ultimately not so entitled to be paid fair value for their Common Shares in respect of which they dissent, shall be treated as if they had participated in the Arrangement on the same basis as a non-dissenting Shareholder pursuant to Article 3.1 of the Plan of Arrangement;

  but in no case shall DRAXIS or any other person be required to recognize such Dissenting Shareholders as Shareholders after the Effective Date, and the names of such Dissenting Shareholders shall be deleted from the register of Shareholders on the Effective Date;

  v)
  As to the Application for Final Order

  ORDER that, subject to the approval of the Arrangement Resolution by the Shareholders in the manner set forth in this Interim Order, DRAXIS may apply to the Court to sanction the Arrangement by way of a final judgment (the "Final Order");

  ORDER that this Motion for Final Order be presented on Tuesday, May 27, 2008 (the "Presentation Date") before the Superior Court of Québec, Commercial Division, in the District of Montreal, at the Montreal Courthouse, located at 1 Notre-Dame Street East in Montreal, Québec, in room 16.12, at 9:00 a.m. (Montreal time) or so soon thereafter as Counsel may be heard, or at any other date the Court may see fit;

  DECLARE that the mailing, delivery in person or delivery by recognized courier service as provided herein of the Meeting Materials including the Notice of Application for Final Order, a copy of the Motion for Interim and Final Orders with Respect to an Arrangement and a copy of the Interim Order as part of Appendices C and D to the Circular (Exhibit R-1 en liasse) (in its English form), constitutes good and sufficient service of the Meeting Materials, the Notice of Application for Final Order, the Motion for Interim and Final Orders with respect to the Arrangement and of the Interim Order, to all the Shareholders, the Option Holders and the DSU holders (collectively referred to as the "Securityholders"), whether they reside within Québec or in another jurisdiction;

  ORDER that no other form of service need be made nor other material served on such persons in respect of the proceedings, unless an appearance is served on DRAXIS' counsel as set out below;

  ORDER that the Securityholders are the only persons entitled to receive service or any other form of notice of (i) the Motion for Interim and Final Orders with Respect to an Arrangement and the Exhibits thereto, the Notice of Application for Final Order and of the Interim Order and (ii) any proceedings herein;

  ORDER that any Securityholder wishing to appear at the hearing on the Motion for Final Order shall:

  (i)
  file an Appearance with the Clerk of the Superior Court of Québec, 1 Notre-Dame Street East, Montreal, Québec, H2Y 1B6, Commercial Division, judicial District of Montreal and serve same on DRAXIS' Counsel, McCarthy Tétrault LLP (c/o: Me Stephen G. Schenke, suite 2500, 1000 De La Gauchetière West, Montreal, Québec, H3B 0A2), along with notice of the Securityholder's address for service, at least 48 hours before the Presentation Date;

  (ii)
  if such Appearance is with the view to contest the Motion for Final Order or to make representations in relation thereto, file a written contestation or written representations, as the case may be, supported, as to the facts, by affidavit(s) and exhibit(s), if any, with the aforementioned Clerk of the Superior Court of Québec, 1 Notre-Dame Street East, Montreal, Québec H2Y 1B6, Commercial Division, judicial District of Montreal, and serve same on DRAXIS' Counsel, McCarthy Tétrault LLP (c/o: Me Stephen G. Schenke, suite 2500, 1000 De La Gauchetière West, Montreal, Québec, H3B 0A2), at least 48 hours before the Presentation Date, failing which personal appearances shall not be permitted to contest the Motion for Final Order;

  ORDER that the proof of service of the Notice of Application for Final Order, of the Motion for Interim and Final Orders With Respect to an Arrangement, of the Interim Order and of any other proceedings or evidence required to be made by DRAXIS, as the case may be, can be made by a detailed affidavit of one of DRAXIS' employees;

  vi)
  Confidentiality

  ORDER that Exhibit R-1 be placed under seal in the Superior Court of Québec's records and that it not be disclosed, published or disseminated, directly or indirectly, until the final version thereof has been sent to the Securityholders and filed on SEDAR;

  ORDER the Clerk of the Superior Court of Québec to deny access to Exhibit R-1 to the public until the final version thereof has been sent to the Securityholders and posted on SEDAR;

  vii)
  Miscellaneous

  RENDER any other order that this Court deems appropriate in the circumstances;

  DECLARE that DRAXIS is entitled, at any time, to seek leave to vary this Interim Order;

  ORDER provisional execution of the Interim Order notwithstanding appeal and without the necessity of furnishing any security;

  ORDER that, to the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order between the Interim Order and the terms of any instrument creating, governing, or collateral to the Common Shares, Options, or DSUs, or to which such securities are collateral, this Interim Order shall govern; and

  THE WHOLE without costs unless contested.

II.
ON THE FINAL ORDER APPLICATION:

  GRANT the present Motion for Final Order;

  DECLARE the Arrangement duly adopted in accordance with the Interim Order;

  DECLARE that the Arrangement is an "arrangement" within the meaning of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

  DECLARE that the Arrangement is fair and reasonable to the Securityholders;

  DECLARE that the Arrangement is hereby approved and sanctioned by the Court;

  DECLARE that the Arrangement shall take effect in accordance with its terms;

  ORDER provisional execution of the Final Order notwithstanding appeal and without the necessity of furnishing any security;

  THE WHOLE without costs unless contested.

MONTREAL, April 24, 2008
McCarthy Tétrault LLP, Attorneys for DRAXIS Health Inc.

NOTICE OF PRESENTATION

PLEASE TAKE NOTICE that the present Motion for Interim and Final Orders with Respect to an Arrangement will be presented for adjudication in the Commercial Division of the Superior Court for the District of Montreal, on April 24, 2008, at 9:00 a.m., in room 16.12 of the Montreal Courthouse, located at 1 Notre-Dame Street West.

MONTREAL, April 24, 2008
McCarthy Tétrault LLP, Attorneys for DRAXIS Health Inc.

APPENDIX D — NOTICE OF APPLICATION FOR FINAL ORDER

SUPERIOR COURT (COMMERCIAL DIVISION)

CANADA
PROVINCE OF QUÉBEC
DISTRICT OF MONTREAL

No. 500-11-033156-080

DRAXIS HEALTH INC., having its principal place of business in the Province of Québec at Trans Canada Highway, Kirkland, Québec, H9H 4J4

Petitioner

v.

JUBILANT ACQUISITION INC., having its registered office at 1000 De La Gauchetière Street West, Suite 2100, Montréal, Québec, H3B 4W5

–and–

THE DIRECTOR APPOINTED UNDER THE CANADA BUSINESS CORPORATIONS ACT, having an office at the Jean Edmonds Tower South, 365 Laurier Avenue West, 9th Floor, Ottawa, Ontario, K1A 0C8

Mis-en-cause

NOTICE OF APPLICATION FOR FINAL ORDER
(Section 192 of the Canada Business Corporations Act)

        NOTICE IS HEREBY GIVEN that a motion has been filed by Draxis Health Inc. ("DRAXIS") for a final order (the "Motion") approving an arrangement (the "Arrangement") pursuant to Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (as amended) (the "Act") which Arrangement is described in greater detail in the Management Information Circular accompanying this Notice of Application.

        AND NOTICE IS FURTHER GIVEN that the Motion shall be heard by the Superior Court (Commercial Division) at the Montreal Courthouse, on Tuesday, May 27th, 2008, at 09:00, in Room 16.12, 1 Notre-Dame Street West. Any securityholder of DRAXIS or other interested party desiring to support or oppose the Motion may appear at the time of the hearing in person or by counsel for that purpose. Any securityholder of DRAXIS or any other interested party desiring to appear at the hearing on the Motion is required to file with the Superior Court (Commercial Division), and serve upon DRAXIS, on or before 5:00 P.M. (Montreal time) on Friday, May 23rd, 2008, notice of their intention to appear, including an address for service (or, alternatively a telecopier number for service by telecopy), in Montreal, Quebec, together with any affidavits or exhibits which are to be presented to the Court, failing which no representations shall be allowed to be made. Service on DRAXIS is to be effected by delivery on their solicitors at McCarthy Tétrault LLP, barristers and solicitors, Suite 2500, 1000 de la Gauchetière Street West, Montreal, Quebec, H3B 0A2, telecopy: (514) 875-6246, Attention: Stephen G. Schenke.

        AND NOTICE IS FURTHER GIVEN that, at the hearing, securityholders and other interested parties will be entitled to make representations as to, and the Court will be requested to consider, the fairness and reasonableness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve the Arrangement subject to such terms and conditions as the Court shall deem fit, without any further notice to you.

        DATED at Montreal, Quebec, this 24th day of April, 2008

McCARTHY TÉTRAULT LLP Attorneys for DRAXIS Health Inc.

D-1

APPENDIX E — OPINION OF BANC OF AMERICA SECURITIES CANADA CO.

Banc of America Securities Canada Co. 200 Front Street West, Suite 2700 Toronto, Ontario, Canada M5V 3L2
Tel: 416.349.4263 Fax: 416.349.4257

April 4, 2008

The Special Committee of the Board of Directors and the Board of Directors
DRAXIS Health Inc.
6870 Goreway Drive, Suite 200
Mississauga, Ontario L4V 1P1
Canada

Members of the Special Committee of the Board of Directors and the Board of Directors:

We understand that DRAXIS Health Inc. ("DRAXIS") proposes to enter into an Arrangement Agreement (the "Agreement"), between DRAXIS, Jubilant Organosys Ltd. ("Jubilant"), and Jubilant Acquisition Inc., an indirect wholly-owned subsidiary of Jubilant ("Purchaser"), pursuant to which, among other things and following a series of intermediate steps described below, each outstanding common share in the capital of DRAXIS (collectively, the "DRAXIS Common Shares") will be transferred by the holder of such share to the Purchaser in exchange for U.S.$6.00 in cash (the "Consideration"), all by way of a plan of arrangement under section 192 of the Canada Business Corporations Act (the "Arrangement"). Such intermediate steps include, without limitation, the following: DRAXIS, DRAXIS Specialty Pharmaceuticals Inc., a wholly-owned subsidiary of DRAXIS ("DSPI"), and 4271513 Canada Inc., a wholly-owned subsidiary of DRAXIS ("427 Canco"), will amalgamate to form DHI Amalco ("DHI Amalco") pursuant to which, among other things, each DRAXIS Common Share will be converted into one common share in the capital of DHI Amalco and each outstanding share of DSPI and 427 Canco will be cancelled. The terms and conditions of the Arrangement are more fully set forth in the Agreement.

We also understand that, pursuant to certain letter agreements that DRAXIS entered into in February 2008, certain members of DRAXIS' management will receive additional cash payments in the aggregate amount of CDN$350,000 in connection with the successful completion of the Arrangement (the "Success Payments") and, pursuant to certain long term incentive plans ratified by the Board of Directors of DRAXIS in February 2008 (which we understand will be assumed by the Purchaser in connection with the Arrangement), certain members of DRAXIS' management may receive significant cash payments on termination of their employment with DRAXIS or its successor (the "Termination Payments", and together with the Success Payments, the "February 2008 Management Benefits").

You have requested our opinion as to the fairness, from a financial point of view, to the holders of DRAXIS Common Shares of the Consideration to be received by such holders in the Agreement.

The Special Committee to the Board of Directors and the Board of Directors
Draxis Health Inc.

In connection with this opinion, we have, among other things:

  (i)
  reviewed certain publicly available business and financial information relating to DRAXIS;

  (ii)
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of DRAXIS furnished to or discussed with us by the management of DRAXIS, including certain financial forecasts relating to DRAXIS prepared by the management of DRAXIS (such forecasts, the "DRAXIS Forecasts");

  (iii)
  discussed the past and current business, operations, financial condition and prospects of DRAXIS with members of senior management of DRAXIS;

  (iv)
  reviewed the trading history for DRAXIS Common Shares and a comparison of that trading history with the trading histories of other companies we deemed relevant;

  (v)
  compared certain financial stock market information of DRAXIS with similar information of other companies we deemed relevant;

  (vi)
  compared certain financial terms of the Arrangement to financial terms, to the extent publicly available, of other transactions we deemed relevant;

  (vii)
  considered the results of our efforts to solicit, at the direction of DRAXIS, indications of interest from third parties with respect to a possible acquisition of all or a portion of DRAXIS;

  (viii)
  reviewed a draft, dated April 1, 2008, of the Agreement (the "Draft Agreement"); and

  (ix)
  performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of DRAXIS that it is not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the DRAXIS Forecasts, we have been advised by DRAXIS, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgements of the management of DRAXIS as to the future financial performance of DRAXIS. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of DRAXIS, nor have we made any physical inspection of the properties or assets of DRAXIS. We have not evaluated the solvency of DRAXIS or Jubilant under any state, federal, provincial or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at DRAXIS's direction, that the Arrangement

The Special Committee to the Board of Directors and the Board of Directors
Draxis Health Inc.

will be consummated in accordance with the terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Arrangement, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on DRAXIS or the contemplated benefits of the Arrangement. We also have assumed, at DRAXIS's direction that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects of the Arrangement (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Arrangement. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of DRAXIS Common Shares and no opinion or view is expressed with respect to any consideration received in connection with the Arrangement by the holders of any other class of securities, creditors or other constituencies of DRAXIS. In addition, no opinion or view is expressed with respect to the fairness of the amount, nature or any other aspect of the compensation to any of the officers, directors or employees of any party to the Arrangement, or class of such persons relative to the Consideration (including, without limitation, the February 2008 Management Benefits). Furthermore, no opinion or view is expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to DRAXIS or in which DRAXIS might engage or as to the underlying business decision of DRAXIS to proceed with or effect the Arrangement. In addition, we express no opinion or recommendation as to how any shareholder should vote or act in connection with the Arrangement.

We have acted as financial advisor to the Special Committee of the Board of Directors of DRAXIS (the "Special Committee") in connection with the Arrangement and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Arrangement. In addition, DRAXIS has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities trading and brokerage activities and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of corporations and individuals. In the ordinary course of our business, we and our affiliates may actively trade the debt, equity or other securities or financial instruments (including bank loans or other obligations) of DRAXIS, Jubilant and certain of their respective affiliates for our own account or for the accounts of customers, and accordingly, we or our affiliates may at any time hold long or short positions in such securities or financial instruments.

We and our affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Jubilant and its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as underwriter for, and lender under, certain credit facilities of Jubilant and its affiliates and (ii) having provided or providing certain cash management and trading services to Jubilant.

The Special Committee to the Board of Directors and the Board of Directors
Draxis Health Inc.

It is understood that this letter is for the benefit and use of the Special Committee and the Board of Directors of DRAXIS in connection with and for purposes of their evaluation of the Arrangement.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Arrangement by the holders of DRAXIS Common Shares is fair, from a financial point of view, to such holders.

Very truly yours,

BANC OF AMERICA SECURITIES CANADA CO.

APPENDIX F — SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

190. (1)       Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to:

    (a)
    amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

    (b)
    amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

    (c)
    amalgamate otherwise than under section 184;

    (d)
    be continued under section 188;

    (e)
    sell, lease or exchange all or substantially all its property under subsection 189(3); or

    (f)
    carry out a going-private transaction or a squeeze-out transaction.

Further right

  (2)
  A holder of shares of any class or Series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

  (2.1)
  The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

  (3)
  In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

  (4)
  A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

  (5)
  A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

  (6)
  the corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

  (7)
  A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing:

  (a)
  the shareholder's name and address;

  (b)
  the number and class of shares in respect of which the shareholder dissents; and

  (c)
  a demand for payment of the fair value of such shares.

Share certificate

  (8)
  A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

  (9)
  A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

  (10)
  A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

  (11)
  On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where:

  (a)
  the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

  (b)
  the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

  (c)
  the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

Offer to pay

  (12)
  A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice:

  (a)
  a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

  (b)
  if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

  (13)
  Every offer made under subsection (12) for shares of the same class or Series shall be on the same terms.

Payment

  (14)
  Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

  (15)
  Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

  (16)
  If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

  (17)
  An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

  (18)
  A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

  (19)
  On an application to a court under subsection (15) or (16),

  (a)
  all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

  (b)
  the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

  (20)
  On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a parry, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

  (21)
  A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

  (22)
  The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

  (23)
  A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

  (24)
  If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

  (25)
  If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may:

  (a)
  withdraw their Notice of Dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

  (26)
  A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

  (a)
  the corporation is or would after the payment be unable to pay its liabilities as they become due; or

  (b)
  the realizable value of the corporation assets would thereby be less than the aggregate of its liabilities.

APPENDIX G — INFORMATION CONCERNING DRAXIS

Statement of Corporate Governance Practices

        The Board believes that sound corporate governance practices are essential to the well-being of DRAXIS and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate. Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, DRAXIS is subject to Multilateral Instrument 52-110 Audit Committees ("MI 52-110"), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The Board has carefully considered and reviewed the series of guidelines for effective corporate governance in NP 58-201, the corporate governance requirements of the U.S. Sarbanes-Oxley Act of 2002 and the corporate governance reforms of The NASDAQ Stock Market, Inc. The Board believes that DRAXIS' corporate governance practices satisfy the recommendations and rules contained in these various regulations. DRAXIS' policies and practices for corporate governance are set out below.

Code of Ethics and Business Conduct

        In April 2004, DRAXIS amended its existing code of ethics, which resulted in the establishment of a new Code of Ethics and Business Conduct (the "Ethics Code") in light of its continued commitment to honesty and integrity in the conduct of its business. The Ethics Code applies to all of DRAXIS' directors, officers and employees, including its Chief Executive Officer, its Chief Financial Officer and all employees of DRAXIS' subsidiaries. The Ethics Code is available on DRAXIS' website at www.draxis.com and was filed on SEDAR (www.sedar.com) on August 31, 2005. In addition, upon written request, we can provide a copy of the Ethics Code.

        In accordance with the terms of the Ethics Code, the Audit Committee receives quarterly reports from the Director of Human Resources on any concerns raised regarding accounting, internal accounting controls and auditing matters. The Board monitors compliance with the Ethics Code by receiving quarterly reports from the Audit Committee regarding any concerns raised. Complaints received by any officer concerning any violation of the Ethics Code are brought to the attention of the Board. The Ethics Code is distributed and signed by each of DRAXIS' employees when they are hired and it is available on DRAXIS' intranet and in each employee handbook. Information sessions are given to employees from time to time on the contents and application of the Ethics Code.

        If we amend any provisions of our Ethics Code, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address www.draxis.com.

Mandate of the Board

        The mandate of the Board is to supervise the management of the business and affairs of DRAXIS. In light of that responsibility, the Board reviews, discusses and approves various matters related to DRAXIS' operations, strategic direction and organizational structure, where required, and involves itself jointly with management in ensuring the creation of shareholder value and in serving the best interests of DRAXIS. The charter of the Board is available on DRAXIS' website at www.draxis.com and is attached hereto as Appendix I. The charter specifies that the Board is responsible for:

  (i)
  adopting a strategic planning process for DRAXIS;

  (ii)
  adopting a communications policy for DRAXIS;

  (iii)
  overseeing the financial integrity of DRAXIS;

  (iv)
  monitoring compliance with the corporate objectives of DRAXIS;

  (v)
  approving and ascertaining that DRAXIS monitors adherence to its Ethics Code;

  (vi)
  appointing the CEO, monitoring his performance and ascertaining that succession plans are in place with respect to the CEO and senior management;

  (vii)
  ensuring that appropriate structures and procedures are in place so that the Board can function independently from management;

  (viii)
  establishing performance measures for DRAXIS and its management;

  (ix)
  monitoring compliance with legal requirements and ascertaining that DRAXIS has procedures concerning the proper preparation, approval and maintenance of documents and records;

  (x)
  approving changes in the By-laws and Articles of Incorporation, and agendas for shareholder meetings;

  (xi)
  approving DRAXIS' legal structure, name and logo; and

  (xii)
  performing such functions as it reserves to itself or which cannot, by law, be delegated to committees of the Board or to management.

        There are five regularly scheduled Board meetings per year. However, the Board also meets as frequently as the need arises to consider major issues and opportunities.

        The following table sets out the attendance of directors at Board meetings and meetings of committees of the Board of which they were members in 2007:

Director	Board Meetings Attended	Committee Meetings Attended
Martin Barkin(1)	8 / 12	11 / 11
Leslie L. Dan(2)	11 / 12	—
George M. Darnell	11 / 12	10 / 10
Rolf H. Henel	11 / 12	10 / 10
Brian M. King	12 / 12	15 / 15
Samuel W. Sarick	11 / 12	11 / 13
Bruce W. Simpson	12 / 12	16 / 16
John A. Vivash	12 / 12	20 / 20

    (1)
    Dr. Barkin resigned as a director of DRAXIS effective December 31, 2007.

    (2)
    Mr. Dan is not a member of any of the Board committees.

Position Descriptions

        In April 2004, DRAXIS adopted terms of reference for each of the Non Executive Chair of the Board (the "Chair of the Board"), the committee chairs and the CEO setting out the key responsibilities of each of these individuals. The terms of reference for each of the CEO and Chair of the Board were modified and adopted by the Board on May 17, 2007.

        The terms of reference for each of the Chair of the Board and the committee chairs provide that each of these individuals is to be an independent director, has unfettered two-way communication with all senior officers and reports to and maintains open communication with the CEO. In addition, the terms of reference also provide that the Chair of the Audit Committee has unfettered two-way communication with the independent auditors of DRAXIS. The primary role of the Chair of the Board and of the committee chairs includes ensuring that the Board or the relevant committee, as the case may be, functions properly, that it meets its obligations and responsibilities, and that its organization and mechanisms are in place and are working effectively.

        The terms of reference for the CEO provide that the CEO reports to and maintains open communication with the Chair of the Board. The terms of reference for the CEO provide that the CEO is to provide overall leadership and vision in developing, in concert with the Board, the strategic direction of DRAXIS, and in developing the strategies and business plans necessary to realise corporate objectives. They also provide that it is the CEO's responsibility to manage the overall business of DRAXIS to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board, and financial and operational objectives are attained.

        Copies of the current position descriptions may be found in DRAXIS' Form 20-F for the year ended December 31, 2007 which will be filed as of March 31, 2008 with the SEC (www.sec.gov) and filed with Canadian securities regulatory authorities on SEDAR (www.sedar.com).

Composition of the Board

        The Board has reviewed its composition to determine which of the nominee directors may be considered "independent" within the meaning of that term as defined in NI 58-101. A director who does not have any direct or indirect "material relationship" with DRAXIS is considered independent. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment.

        The Board, to be composed of seven members, has considered the relationship of each of the nominee directors and has determined that five of the seven nominee directors are considered to be independent. Messrs. Darnell, Henel, Sarick, Simpson and Vivash are considered to be independent directors. Mr. Brazier is not considered to be an independent director because he is the President and Chief Executive Officer of DRAXIS. Mr. Leslie Dan is not considered to be an independent director because he was an executive officer of Viventia Biotech Inc. at a time when Dr. Martin Barkin, former President and CEO and Director of DRAXIS, was a member of the Compensation Committee of that company. Dr. Barkin was a director of DRAXIS from May 19, 1992 until December 31, 2007. In accordance with the provisions of MI 52-110, Mr. Dan will be deemed to be a non-independent director until December 30, 2008.

        The Board believes that during his tenure Dr. Barkin, who resigned as a director of the Board as of December 31, 2007, was sensitive to conflicts of interest. He recused himself from deliberations and voting in connection with all matters related to his employment compensation. In addition, when it determines that it would be appropriate to do so, the Board sets aside, during its regularly scheduled meetings, time for meeting without any members of management (including the CEO) or any non-independent directors present. During the 2007 year, five meetings were so held.

        The Board has adopted a practice that the Chair of the Board and the CEO of DRAXIS are separate individuals. Mr. Brian King*, the Chair of the Board, is an independent director. The Chairman provides leadership to the Board with respect to its functions as described in the Board's mandate and oversees the logistics of the operations of the Board. As Mr. Brian King is not seeking re-election, the directors will elect a new Chair of the Board following the Meeting.

        The Board requires that any director recuse himself from any decision to be made in any transaction in which the director has a material interest.

        See "Other Matters Coming before the Meeting — Election of Directors" for the names of the other issuers, including reporting issuers, of which the above-mentioned directors are directors.

Committees of the Board

        The Board has three standing committees: the Audit Committee, the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee. To maintain appropriate independence, no members of management sit on any of the three standing committees.

        From time to time, special committees of the Board are appointed to consider special issues, in particular, any issues which could potentially involve related party transactions.

        Committees of the Board and individual Board members may engage independent consultants and outside advisors at the expense of DRAXIS, where reasonable and appropriate, to assist them in discharging their responsibilities.

*
Mr. King will not seek re-election as a director at the Meeting.

        The following is a summary of Committee meetings held in 2007:

Audit Committee	5
Human Resources and Compensation Committee	7
Nominating and Corporate Governance Committee	5
Special Committee	8

Audit Committee

        The Audit Committee is responsible for reviewing DRAXIS' financial reporting procedures and internal controls. The Committee is also responsible for reviewing quarterly financial statements and the annual financial statements and earnings announcements prior to their approval by the full Board and communicating regularly with DRAXIS' external auditors.

        DRAXIS believes the oversight responsibility of the Audit Committee provides a key stewardship role for the Committee in DRAXIS' financial disclosure issues, internal controls, risk management, corporate finance and related matters.

        In reviewing the audited financial statements of DRAXIS, the Audit Committee discusses the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosure in the financial statements. In addition, the Audit Committee discusses with DRAXIS' Independent Registered Chartered Accountants (in Canada known as "auditors") the overall scope and plans for their audit. The Audit Committee meets with independent registered chartered accountants, with and without management present, to discuss the results of their examination and the overall quality of DRAXIS' financial reporting. The Audit Committee also carefully reviews evolving Canadian and U.S. audit committee regulations and best practices to ensure corporate alignment with the spirit and intent of such regulations and practices.

        In February 2007, May 2005, February 2005 and April 2004, the Board approved amendments to the charter for the Audit Committee, which was initially approved in February 2003. The Audit Committee charter is available on DRAXIS' website at www.draxis.com and was filed on SEDAR (www.sedar.com) on March 30, 2007. The Audit Committee charter specifies that the purpose of the Audit Committee is to assist the Board with its oversight responsibilities by:

  •
  Reviewing the integrity of the consolidated financial statements of DRAXIS;

  •
  Recommending to the Board the appointment of independent registered chartered accountants and reviewing independent registered chartered accountants' qualifications and independence;

  •
  Reviewing the performance of DRAXIS' independent registered chartered accountants;

  •
  Reviewing the timely compliance by DRAXIS with all legal and regulatory requirements for audit and related financial functions of DRAXIS;

  •
  Reviewing financial information contained in public filings of DRAXIS prior to filing;

  •
  Reviewing earnings announcements of DRAXIS prior to release to the public and any other press release containing financial information;

  •
  Overseeing DRAXIS' systems of and compliance with internal financial controls and management's reporting on internal controls and risk management;

  •
  Reviewing DRAXIS' auditing, accounting and financial reporting processes; and

  •
  Dealing with all complaints regarding accounting controls and auditing matters.

        In accordance with the Audit Committee charter, the Audit Committee pre-approves all auditing services and permitted non-audit services (including fees and terms thereof) to be performed for DRAXIS or its subsidiaries by independent registered chartered accountants.

        The Committee is currently composed of four directors, all of whom are independent directors and all of whom are financially literate. The members of the Audit Committee are Messrs. Samuel Sarick (Chairman), Bruce Simpson, George Darnell and Rolf Henel. Mr. Henel is DRAXIS' designated financial expert in accordance with applicable regulatory and legislative requirements. The designation of Mr. Henel as an Audit Committee financial expert does not make Mr. Henel an "expert" for any other purpose, impose any duties, obligations or liability on Mr. Henel that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry his designation, or affect the duties, obligations or liability of any other member of the Audit Committee. Additional information related to the Audit Committee may be found in the following sections of DRAXIS' Form 20-F to be filed with respect to the 2007 fiscal year: Item 6 — Directors, Senior Management and Employees — Audit Committee; Item 16A — Audit Committee Financial Expert, and Item 16C — Principal Accountant Fees and Services.

        In May 2003, the Audit Committee also established "whistleblowing" procedures for the confidential submission of concerns by employees of DRAXIS or any of its subsidiaries about accounting, internal controls or auditing issues. DRAXIS provides its employees with reminders of the existence of such procedures on an annual basis.

Audit Committee Information

        Reference is made to DRAXIS' Form 20-F for the year ended December 31, 2007, which was filed as of March 31, 2008 with the SEC (www.sec.gov) and which was filed with Canadian securities regulatory authorities on SEDAR (www.sedar.com), for a disclosure of information relating to the Audit Committee required under Form 52-110F1 to MI 52-110.

Human Resources and Compensation Committee

        The Human Resources and Compensation Committee oversees overall corporate policy with respect to compensation and benefits and makes recommendations to the Board on, among other things, the compensation of senior management. In assessing compensation issues, the Committee reviews and examines in detail the performance of senior management.

        Each of the three current members of the Committee is an independent director. The members of the Human Resources and Compensation Committee are Messrs. Brian King* (chairman), Bruce Simpson and John Vivash.

        In May 2005, the Board approved amendments to the charter for the Human Resources and Compensation Committee, which was initially approved in April 2004. This charter is available on DRAXIS' website at www.draxis.com and specifies that the purpose of the Human Resources and Compensation Committee is to assist the Board with its oversight responsibilities by reviewing and reporting on:

  •
  Management's succession plans for executive officers, with special emphasis on CEO succession, and including specific development plans and career planning for potential successors;

  •
  Compensation philosophy of the organization, including a compensation strategy and compensation policies for executive officers, as proposed by the CEO;

  •
  Recommendations to the Board for the appointment of the CEO and other executive officers, corporate objectives that the CEO and such other executive officers, as the case may be, are responsible for meeting, assessment of the CEO against these objectives, monitoring of the CEO's performance, and providing advice and counsel in the execution of his duties;

  •
  Total compensation plans including adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the CEO of DRAXIS and, in connection therewith, consider appropriate information, including information from the Board with respect to the overall performance of the CEO;

  •
  Compensation for executive officers, annual adjustment to executive officer salaries, and the design and administration of short and long-term incentive plans, stock options, benefits and perquisites as proposed by the CEO;

  •
  Employment and termination arrangements for executive officers;

  •
  Adoption of new or significant modifications to pay and benefit plans;

  •
  Significant changes to DRAXIS' organizational structure relating to human resources function;

*
Mr. King is not seeking re-election as a director.

  •
  The Committee's proposed executive compensation report to be contained in DRAXIS' annual management proxy circular;

  •
  Management development programs for DRAXIS;

  •
  Any special employment contracts or arrangements with executive officers of DRAXIS including any contracts relating to a change of control;

  •
  Remuneration for members of the Board and Committees thereof, including adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions and recommending changes where applicable;

  •
  Compliance by DRAXIS and its subsidiaries with all applicable employment and labour legislation; and

  •
  The performance of the Committee and the effectiveness of the Committee's members.

        There is currently no set date for the retirement of the existing CEO, Mr. Dan Brazier.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee is responsible for recommending annually the members of the Board proposed for election to the Board, recommending new candidates for Board membership, monitoring the composition of the Board and suggesting appropriate changes. It seeks on behalf of shareholders well qualified candidates to nominate as directors (individuals who provide a balance in terms of their backgrounds and experience in different industries and professions). It is also responsible for making recommendations to the full Board of Directors with respect to developments in the area of corporate governance and best practices.

        Each of the three current members of the Committee is an independent director. The members of the Nominating and Corporate Governance Committee are Messrs. John Vivash (chairman), George Darnell and Rolf Henel.

        In May 2005, the Board approved amendments to the charter for the Nominating and Corporate Governance Committee, which was initially approved in April 2004. This charter is available on DRAXIS' website at www.draxis.com and specifies that the purpose of the committee is to assist the Board with its oversight responsibilities by:

  •
  Establishing a policy and procedure for identifying and selecting potential nominees for the Board, including considering the competencies and skills that the Board should possess and the competencies and skills of each existing and potential director;

  •
  Monitoring Board size and composition and suggesting changes in this respect where appropriate;

  •
  Recommending annually members for election to the Board;

  •
  Identifying and recommending new candidates for Board membership;

  •
  Developing DRAXIS' approach to governance issues and making recommendations to the Board in the area of corporate governance practices of the Board;

  •
  Preparing and reviewing with the Board an annual performance evaluation of the effectiveness of individual Board members and the Board and its committees. The assessment of the Board examines its effectiveness as a whole and specifically reviews areas that the Board and/or management believe could be improved to ensure the continued effectiveness of the Board in the execution of its responsibilities;

  •
  Developing and recommending to the Board standards to be applied to assess material relationships between DRAXIS and its directors in accordance with conflict of interest standards;

  •
  Reviewing annually the risks identified by the Audit Committee with respect to the risk management policies and procedures of DRAXIS and to ensure such risks are appropriately identified in DRAXIS' public disclosure documentation;

  •
  Revising, as appropriate, in accordance with best practices and legal requirements, the Ethics Code for directors, officers and employees as well as the Disclosure and Insider Trading Policy for DRAXIS to

    address, among other things, procedures to monitor insider trading activities, to prevent selective disclosure and to mandate trading blackouts and corporate quiet periods;

  •
  Monitoring compliance with any Board mandated director minimum shareholding requirements and monitoring attendance by directors at Board and committee meetings;

  •
  Reviewing the charter periodically and recommending any changes required to its scope and content to the Board; and

  •
  Carrying out any other duties or responsibilities expressly delegated to the committee by the Board.

Decisions Requiring Approval by the Board

        In addition to those matters that must, by law, be approved by the Board, certain other significant matters relating to the business and affairs of DRAXIS require prior approval of the Board. These matters include:

  •
  the approval of the quarterly and annual financial statements and earnings announcements;

  •
  the approval of management's discussion and analysis of financial results;

  •
  the approval of DRAXIS' strategic business plans and directions;

  •
  any related party transaction or any transaction involving any officer or director, regardless of materiality; and

  •
  any disposition or expenditure in excess of $1,000,000.

Orientation of New Directors and Continuing Education

        In orienting new members to the Board, members are provided with an opportunity to visit DRAXIS' facilities and to meet with management and other members of the Board to discuss and understand DRAXIS' business. With respect to continuing education of the directors, detailed documentation and presentations are regularly provided to directors relating to the current business plan and current policies of DRAXIS as well as ongoing developments in the industry areas in which DRAXIS operates as well as legislative changes affecting DRAXIS. All of DRAXIS' executives are available for discussions with directors concerning any questions or comments which may arise between meetings.

Performance of the Board

        The Board regularly considers and assesses its performance relating to its effectiveness, size, compensation policies and assessment of management performance. In this regard, in December 2007, the directors completed a board effectiveness survey prepared by the Nominating and Corporate Governance Committee in which they gave assessments on issues relating to Board responsibility, operations and effectiveness. The results of this survey were forwarded to the chairman of the Nominating and Corporate Governance Committee, who shared the results with all of the Board members. In December 2007, directors also completed a board evaluation survey prepared by the Nominating and Corporate Governance Committee whereby each director assessed the performance of each other director of the Board. The chairman of the Nominating and Corporate Governance Committee advised each director of the assessment so received and forwarded a copy of each of the assessments to the chairman of the Board.

CEO Performance

        On an annual basis, DRAXIS' President and CEO circulates proposed operating and strategic plans which are discussed and, if appropriate, adopted by the Board. The Board met in December 2007 to review DRAXIS' one year operating plan and three year strategic plan. These strategic plans form the basis of the corporate objectives which the CEO is responsible for meeting. The Human Resources and Compensation Committee of the Board assesses the CEO's performance against the goals established and agreed to and recommends his compensation to the Board as a whole. For a description of certain factors considered by the Human Resources and Compensation Committee in this regard, see "Information concerning DRAXIS — Executive Compensation — Report of Human Resources and Compensation Committee on Executive Compensation — Compensation of the Chief Executive Officer".

Shareholder Feedback and Communication

        DRAXIS maintains an investor relations department headed by an Executive Director, Investor Relations, which reports directly to the President and CEO of DRAXIS. In addition, investor relations experts are retained from time to time by DRAXIS to advise on issues and best practices for investor relations. DRAXIS communicates regularly with its shareholders through annual and quarterly reports. At DRAXIS' annual general meeting of shareholders, a full opportunity is afforded for shareholders to ask questions concerning DRAXIS' business. Each shareholder and investor inquiry receives a prompt response from the investor relations department or an appropriate officer of DRAXIS. Information about DRAXIS, including annual reports, interim financial reports and recent news releases, are also available on DRAXIS' website at www.draxis.com. In addition, DRAXIS provides the opportunity for investors in both Canada and the U.S. to pose questions to senior management, including the CEO, the Chief Operating Officer, the Chief Financial Officer and the Executive Director, Investor Relations through public forums such as conference calls and webcasts.

Board of Directors' Expectations of Management

        Management is responsible for the day-to-day operations of DRAXIS and is expected to implement the approved operating and strategic business plans within the context of authorized budgets and corporate policies and procedures. The information which management provides to the Board is critical. Management is expected to report regularly to the Board in a comprehensive, accurate and timely fashion on the business and affairs of DRAXIS and any legislative changes which affect DRAXIS. The Board monitors the nature of the information requested by and provided to it so that it can effectively identify issues and opportunities for DRAXIS.

Executive Compensation

Summary Compensation Table

        The following table sets forth in Canadian dollars all compensation for services in all capacities to DRAXIS and its subsidiaries for the fiscal years ended December 31, 2007, 2006, and 2005 in respect of each of the individuals who were, at December 31, 2007, the Chief Executive Officer, the Chief Financial Officer, and each of DRAXIS' three most highly compensated executive officers other than the CEO and CFO and who received salary and bonus in excess of $150,000 in the 2007 fiscal year (the "Named Executive Officers").

			Annual Compensation						Long Term Compensation
			Salary		Bonus			Other Annual Compensation(1)	Long Term Compensation Awards	LTIP Payouts	All Other Compensation
Name & Principal Position	Year		Cash ($)	DSU Election(2) ($)	Cash ($)	DSU Election(2) ($)		($)	Securities Under Options Granted (# of common shares)	($)	($)

Martin Barkin, MD(3) President & Chief Executive Officer	2007 2006 2005		493,750 468,750 450,000	nil nil nil	nil 219,633 91,432	nil nil nil		22,889 25,053 23,355 (4)	50,000 50,000 50,000	nil nil nil	480,375 156,873 1,611,000	(5) (6) (7)

Mark Oleksiw Chief Financial Officer	2007 2006 2005		268,750 232,500 225,000	nil nil nil	nil 87,150 37,587	nil nil nil		11,208 12,391 11,150	55,000 25,000 25,000	nil nil nil	33,259 nil nil	(8)

Dan Brazier(9) Chief Operating Officer	2007 2006 2005		365,000 320,000 290,000	nil nil nil	nil 122,957 48,333	nil nil 100,000	(11)	14,994 15,694 13,666	55,000 25,000 75,000	nil nil nil	139,600 nil 61,475	(10) (12)

Jean-Pierre Robert(13) President, DSPI	2007 2006 2005	(15)	341,042 296,250 183,606	nil nil nil	nil 101,929 45,206	nil nil nil		13,981 10,409 594	25,000 25,000 100,000	nil nil nil	29,999 nil nil	(14)

Alida Gualtieri General Counsel & Secretary	2007 2006 2005		230,000 197,500 190,000	nil nil nil	nil 56,080 18,236	nil nil 6,079		9,586 10,442 9,627	45,000 15,000 15,000	nil nil nil	102,325 nil nil	(16)

(1)
"Other Annual Compensation" includes payment of insurance premiums and a payment equal to 5% of the Named Executive Officers' base salary for the period of 2007 (for Registered Retirement Savings Plan purposes in accordance with the terms of their employment with DRAXIS (the "RRSP payment")). For the period of January 1st, 2006 to April 30th, 2006, the RRSP payment was equal to 5% of the Named Executive Officers' base salary. For the period from May 1st, 2006 to December 31, 2006, the RRSP payment was equal to 4% of the Named Executive Officers' base salary. For the year 2005, the RRSP payment equalled 5% of the Named Executive Officers' base salary.

(2)
Amounts in these columns relate to the portions of salary and bonus elected to be received in the form of Deferred Share Units ("DSUs") and are in addition to the cash amounts specified. See "Information concerning DRAXIS — Executive Compensation — Incentive Plans — Deferred Share Unit Plan".

(3)
Effective December 31, 2007, Dr. Barkin resigned as President and Chief Executive Officer as well as a director of DRAXIS. Dr. Barkin is employed as a Special Advisor to the Board for the period from January 1, 2008 to January 9, 2009 at a fixed salary for the term of the employment of CDN$250,000.

(4)
This includes club fees of $2,025.

(5)
Dr. Barkin realized an aggregate value of $480,375 from the exercise of 225,000 options in 2007. This value is included in income for tax purposes.

(6)
Dr. Barkin realized an aggregate value of $156,873 from the exercise of 130,125 options in 2006. This value is included in income for tax purposes.

(7)
Dr. Barkin realized an aggregate value of $1,291,000 from the exercise of 400,000 options in 2005. This value is included in income for tax purposes. In addition, $320,000 was paid by the Corporation in connection with his Retirement Compensation Agreement.

(8)
Mr. Oleksiw realized an aggregate value of $33,259 from the exercise of 13,333 options in 2007. This value is included in income for tax purposes.

(9)
Mr. Brazier joined DRAXIS in August 1998 as President of SpectroPharm Dermatology. In October 2005, he was appointed as Chief Operating Officer of DRAXIS, and on January 1, 2008, he was appointed President and Chief Executive Officer.

(10)
Mr. Brazier realized an aggregate value of $139,600 from the exercise of 35,000 options in 2007. This value is included in income for tax purposes.

(11)
Mr. Brazier elected to receive his 2005 special bonus of an amount of $100,000 in DSUs. See "Information concerning DRAXIS — Executive Compensation — Incentive Plans — Deferred Share Unit Plan".

(12)
Mr. Brazier realized an aggregate value of $61,475 from the exercise of 15,000 options in 2005. This value is included in income for tax purposes.

(13)
On July 20, 2007, Mr. Robert was appointed President of DSPI. On January 1, 2008, Mr. Robert was appointed Chief Operating Officer of DRAXIS. He retained his title of President of DSPI.

(14)
Mr. Robert realized an aggregate value of $29,999 from the exercise of 16,666 options in 2007. This value is included in income for tax purposes.

(15)
Mr. Robert joined DRAXIS as President of DRAXIMAGE, a division of DSPI, on May 9, 2005.

(16)
Ms. Gualtieri realized an aggregate value of $102,325 from the exercise of 25,000 options in 2007. This value is included in income for tax purposes.

Incentive Plans

  Philosophy

  DRAXIS' philosophy is to link employee compensation to the success of DRAXIS and to emphasize "at risk" employee compensation.

  DRAXIS has implemented the following plans in an effort to achieve "at risk" employee compensation: Stock Option Plan, Deferred Share Unit Plan, Employee Group Registered Retirement Savings Plan and Non-Executive Long Term Incentive Plan. DRAXIS does not provide any form of pension retirement or similar benefits. DRAXIS does not set aside, accrue or determine the amount of its costs that is attributable to senior management.

  Equity Compensation Plan Information

        The following table sets forth the number of securities of DRAXIS authorized for issuance under equity compensation plans as at December 31, 2007:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)

Equity compensation plans approved by security holders	1,875,828	CDN$4.76	1,105,000

Equity compensation plans not approved by security holders	nil	nil	nil

Total	1,875,828	CDN$4.76	1,105,000

(1)
As of May 18, 2006, no additional options may be issued under the Stock Option Plan of DRAXIS Health Inc. See "Information concerning DRAXIS — Executive Compensation — Incentive Plans — Stock Option Plan".

  2006 Stock Option Plan

    Intention and Participants — This plan was approved by the Shareholders of DRAXIS on May 18, 2006 and the Shareholders approved certain amendments to the 2006 Stock Option Plan on May 17, 2007 to assist and encourage directors, officers and employees of DRAXIS and its subsidiaries to work towards and participate in the growth and development of DRAXIS and its subsidiaries by providing such persons with the opportunity, through stock options, to acquire an ownership interest in DRAXIS.

    Maximum Common Shares Issuable — The Shareholders authorized, at DRAXIS' annual meeting on May 18, 2006, the issuance of up to 1,500,000 Common Shares under this plan. As at April 24, 2008, 655,000 options have been granted and are outstanding under this plan, representing 1.6% of DRAXIS' issued and outstanding Common Shares as at March 18, 2008. As at March 18, 2008, 845,000 Common Shares remain reserved for further option grants representing 2.0% of DRAXIS' issued and outstanding Common Shares as at such date. The maximum number of Common Shares that may be reserved for issuance to insiders pursuant to options granted under the plan and any other share compensation arrangement is 10% of the number of Common Shares outstanding and the maximum number of Common Shares that may be issued to insiders within one year period is 10% of the number of Common Shares outstanding. The number of Common Shares reserved for issuance to any one person, including insiders, pursuant to options granted in accordance with the plan or otherwise cannot exceed 5% of the outstanding Common Shares.

    Determination of Number, Price and Term of Options — The Board determines the price per Common Share, the number of options for Common Shares which may be allotted to each designated director, officer or employee, the period in which any option may be exercised and all the terms and conditions of the option in accordance with the applicable requirements of any regulatory authority or stock exchange. The exercise price of Common Shares subject to an option will be determined by the Board at the time of grant and will not be less than the market price of the Common Shares at the grant date, calculated as the closing price of a board lot of the Common Shares on the TSX on the last trading day immediately preceding the grant date or, if the Common Shares did not trade on such last trading day, the average, rounded up to the nearest cent, of the bid and ask prices for a board lot of the Common Shares at the close of trading on such last trading day.

    Dilution Guideline — DRAXIS has an established guideline limiting the aggregate number of Common Shares that can be issued at any point in time through the exercise of options to 13% of DRAXIS' outstanding common shares. As at March 18, 2008, the number of common shares so issuable under the 2006 Stock Option Plan and the Stock Option Plan represented 5.1% of DRAXIS' outstanding common shares.

    Vesting — The period during which any option may be exercised is determined by the Board at the time at which the option is granted and shall be no later than ten years from the grant date.

    Assignability — Options are non-assignable and non-transferable.

    Termination of Employment, Permanent Disability or Death of an Option Holder — If an option holder ceases to hold office as a director, officer or employee of DRAXIS during an option period, the exercisable options may be exercised for a period of thirty days after such option holder ceases to hold such office or position or for a longer period as the Board may approve. In the event of the total and permanent disability of an option holder, the exercisable options may be exercised for a period of six months after the date on which the Board has determined that the option holder is permanently disabled or for such longer period as the Board may approve. In the event of the death of an option holder, the options that were exercisable at the date of the death may be exercised by the option holder's executors or personal representatives within six months of the option holder's death or for such longer period as the Board may approve.

    Amendment of Plan — Except as set forth below, the Board may amend, suspend or terminate the 2006 Stock Option Plan at any time, in accordance with applicable legislation without obtaining the approval of the shareholders. Any amendment to any provision of the Plan will be subject to any required regulatory or shareholder approval. DRAXIS is required to obtain the approval of the shareholders of DRAXIS for any amendment in relation to: (i) the maximum number of shares reserved for issuance under the Plan (and under any other share compensation arrangements of DRAXIS); (ii) a reduction in the exercise price for options; (iii) an extension to the term of options held; and (iv) the increase in the 10% limits on grants to insiders set out in Section 3.04(1) of the plan and any shareholder approval required in respect of an amendment to increase such limits shall exclude the votes attaching to the common shares, if any, held by Option Holders who are insiders.

    Grant of Option — In 2007, 420,000 options were awarded under the 2006 Stock Option Plan. Between January 1, 2008 and March 18, 2008, 260,000 options were awarded under the 2006 Stock Option Plan.

  Stock Option Plan

    Options Available for Future Grants — No additional options are available for issuance under this plan since the 2006 Stock Option Plan was adopted on May 18, 2006.

    Intention and Participants — This plan was approved by Shareholders on February 3, 1988 and amended on June 27, 2001 and May 17, 2007 to permit the Board to grant options to purchase common shares to directors, officers, employees and arm's length consultants of DRAXIS and its subsidiaries so as to link corporate compensation to enhanced shareholder value. Amendments to this plan were approved by the Shareholders on May 17, 2007.

    Maximum Common Shares Issuable — In 2001, the Shareholders authorized, at DRAXIS' annual and special meeting, the issuance of up to 7,500,000 Common Shares under the Stock Option Plans. As at March 18, 2008, 1,470,835 options have been granted and are outstanding under this plan and the same number of Common Shares remain reserved for issuance, representing 3.5% of DRAXIS' issued and outstanding Common Shares as at that date. The number of Common Shares reserved for issuance to any one person, including insiders, pursuant to options granted in accordance with the plan or otherwise cannot exceed 5% of the outstanding Common Shares. No additional options are available for granting under this Plan since the 2006 Stock Option Plan was adopted on May 18, 2006.

    Determination of Number, Price and Term of Options — The Board determined the price per Common Share, the number of options for Common Shares which may be allotted to each designated director, officer, employee or arm's length consultant, the period in which any option could be exercised and all the terms and conditions of the option in accordance with the applicable requirements of any regulatory authority or stock exchange. No additional options are available for granting under this Plan since the 2006 Stock Option Plan was adopted on May 18, 2006.

    Dilution Guideline — DRAXIS established a guideline limiting the aggregate number of Common Shares that can be issued at any point in time through the exercise of options to 13% of DRAXIS'

    outstanding Common Shares. As at March 18, 2008, the number of Common Shares so issuable was 3.5% of DRAXIS' outstanding Common Shares.

    Vesting — The period during which any option could be exercised was determined by the Board at the time at which the option was granted and is no later than ten years from the grant date.

    Assignability — Options are non-assignable and non-transferable.

    Termination of Employment, Permanent Disability or Death of an Option Holder — If an option holder ceases to hold office as a director, officer or employee of DRAXIS during an option period, the exercisable options may be exercised for a period of thirty days after such option holder ceases to hold such office or position or for a longer period as the Board may approve. In the event of the total and permanent disability of an option holder, the exercisable options may be exercised for a period of six months after the date on which the Board has determined that the option holder is permanently disabled or for such longer period as the Board may approve. In the event of the death of an option holder, the options that were exercisable at the date of the death may be exercised by the option holder's executors or personal representatives within six months of the option holder's death.

    Amendment of Plan — Except as set forth below, the Board may amend, suspend or terminate the Stock Option Plan at any time, in accordance with applicable legislation without obtaining the approval of the shareholders. Any amendment to any provision of the Stock Option Plan will be subject to any required regulatory or shareholder approval. DRAXIS is required to obtain the approval of the shareholders of DRAXIS for any amendment in relation to: (i) the maximum number of Common Shares reserved for issuance under the plan (and under any other share compensation arrangements of DRAXIS); (ii) a reduction in the exercise price for options; and (iii) an extension to the term of options.

    Aggregate Option Grants to Named Executive Officers — As of May 18, 2006, no options have been awarded under this Plan and no further options shall be awarded under this Plan.

        The following table sets forth all of the options of DRAXIS granted to Named Executive Officers as of December 31, 2007:

Options Granted During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price (CDN$/Security)(2)		Market Value of Securities Underlying Options on the Date of Grant (CDN$/Security)		Expiration Date

Martin Barkin, MD President & Chief Executive Officer(3)	50,000	11.9		$5.62		$5.62	December 31, 2011

Mark Oleksiw Chief Financial Officer	25,000 30,000	13.1	$ $	5.62 5.93	$ $	5.62 5.93	December 31, 2011 February 11, 2012

Dan Brazier Chief Operating Officer(3)	25,000 30,000	13.1	$ $	5.62 5.93	$ $	5.62 5.93	December 31, 2011 February 11, 2012

Jean-Pierre Robert President, DSPI(3)	25,000	6.0		$5.62		$5.62	December 31, 2011

Alida Gualtieri General Counsel & Secretary	15,000 30,000	10.7	$ $	5.62 5.93	$ $	5.62 5.93	December 31, 2011 February 11, 2012

(1)
All of the above options have a three year vesting period with one-third of the options vesting in each of the three years from the date of grant. All options were granted in accordance with the 2006 Stock Option Plan. The Board allowed Dr. Barkin to keep all issued and outstanding options as at December 31, 2007 to their normal date of maturity and in accordance with their vesting schedule as set forth in the option grants of said options.

(2)
The Exercise Price of the options was determined by the Board in accordance with the provisions of the 2006 Stock Option Plan.

(3)
On October 31, 2007, DRAXIS announced that Dr. Barkin was resigning as President and CEO of DRAXIS effective December 31, 2007. On January 8, 2008, DRAXIS announced that Mr. Dan Brazier was appointed President and CEO and Mr. Jean-Pierre Robert was appointed Chief Operating Officer of DRAXIS effective January 1, 2008.

        The following table sets forth individual exercises of options by the Named Executive Officers during the financial year ended December 31, 2007 and the financial year-end value of unexercised options:

Options Exercised During Last Fiscal Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise	Aggregate Value Realized (CDN$)	Unexercised Options at December 31, 2007 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2007 (CDN$) Exercisable/ Unexercisable

Martin Barkin, MD President and Chief Executive Officer*	225,000	480,375	100,000 / 50,000	nil / nil

Mark Oleksiw Chief Financial Officer	13,333	33,259	50,000 / 155,000	nil / 171,000

Dan Brazier Chief Operating Officer*	35,000	139,600	150,000 / 205,000	nil / 171,000

Jean-Pierre Robert President, DSPI*	16,666	29,999	25,001 / 108,333	nil / nil

Alida Gualtieri General Counsel and Secretary	25,000	102,325	30,000 / 45,000	nil / nil

*
On October 31, 2007, DRAXIS announced that Dr. Barkin was resigning as President and CEO of DRAXIS effective December 31, 2007. On January 8, 2008, DRAXIS announced that Mr. Dan Brazier was appointed President and CEO and Mr. Jean-Pierre Robert was appointed Chief Operating Officer of DRAXIS effective January 1, 2008.

  Deferred Share Unit Plan

    Intention — This plan was adopted in January 2000 and, in December 2007, the Board approved certain amendments to this plan to further align the interests of senior management with those of shareholders by increasing management shareholdings at minimal cost to DRAXIS. The amendments were of an administrative nature and to clarify the application of the Deferred Share Unit Plan in accordance with Interpretation Bulletin IT-337R4 of Revenue Canada.

    Mechanism — Eligible participants in this plan are entitled to elect yearly to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in DSUs' in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the next year. The elected amount is converted to a number of Deferred Share Units equal to the elected amount divided by the closing price of the Common Shares on the TSX or the NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. This plan is administered by the Board.

    Participants — Members of senior management of DRAXIS designated by the Human Resources and Compensation Committee.

    Redemption of Deferred Share Units — Participants are not entitled to receive any Deferred Share Units until cessation of employment with DRAXIS for any reason or their death. The redemption value of each Deferred Share Unit, redeemable by the participant, is the average of the daily high and low board lot trading prices of the Common Shares on the TSX or the NASDAQ on each of the five trading days prior to the Deferred Share Unit Plan redemption date. The DSUs' must be redeemed no later than the end of the first calendar year commencing after the redemption date.

    Named Executive Officer Elections for 2005, 2006, 2007 and 2008 — The following table summarizes the elections under the Deferred Share Unit Plan by Named Executive Officers for the last four fiscal years of DRAXIS:

	Deferred Share Unit Elections
	2005				2006				2007				2008
	Salary		Bonus		Salary		Bonus		Salary		Bonus		Salary		Bonus
	%	$	%	(CDN)$	%	$	%	$	%	$	%	$	%	$	%	$

Martin Barkin(1)	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil

Dan Brazier(2)	nil	nil	67	100,000	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil

Alida Gualtieri(3)	nil	nil	25	6,079	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil

Jean-Pierre Robert	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil

Mark Oleksiw	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil

(1)
As at April 24, 2008, Dr. Barkin had a total of 186,560 Deferred Share Units and the value of his interest in this plan at said date was $1,119,360.

(2)
As at April 24, 2008, Mr. Brazier had a total of 19,802 Deferred Share Units and the value of his interest in this plan at said date was $118,812.

(3)
As at April 24, 2008, Ms. Gualtieri had a total of 1,020 Deferred Share Units and the value of her interest in this plan at said date was $6,120.

(4)
In addition, as at April 24, 2008, Mr. Jerry Ormiston, Executive Director, Investor Relations, had a total of 6,387 Deferred Share Units and the value of his interest in this plan at said date was $38,322, and Mr. Chien Huang, Vice President, Finance, who ceased being an employee of DRAXIS on March 31, 2008, had a total of 16,249 Deferred Share Units and the value of his interest in this plan at said date was $92,494.

        A copy of the plan, as amended, may be found in DRAXIS' Form 20-F for the year ended December 31, 2007 which was filed on March 31, 2008 with the SEC (www.sec.gov) and filed with Canadian regulatory authorities on SEDAR (www.sedar.com).

  Employee Group Registered Retirement Savings Plan

    Intention — To provide a cost-sharing program for employees of DRAXIS and its subsidiaries by way of a corporate sponsored registered retirement savings plan ("RRSP") matching mechanism for employee retirement.

    Mechanism — Commencing 12 months after continuous employment, employees of DRAXIS and its subsidiaries are entitled to receive a discretionary payment from DRAXIS which matches employee contributions on a dollar-for-dollar basis towards an employee's RRSP, up to a maximum of 5% of the employee's eligible income ("normal" straight time annual earnings or salary, not to include overtime payments, bonus or any other form of exceptional payment). The corporate contribution to this plan remains under the ownership and control of the employee and is not subject to any lock-in provisions. The plan is administered by a committee composed of employees and management. Subject to the investment choices approved by the committee, employees control the investment of the contributions of both the employees and DRAXIS.

    Participants — Participation is open to all full and part time permanent Canadian employees of DRAXIS and its subsidiaries, other than designated senior management employees and the Named Executive Officers.

    Commencement Date — The plan commenced on January 1, 2002, but employee matching contributions were not required until 2006. In 2006 and 2007, matching contributions were required.

  DRAXIS Long Term Incentive Plan

    Intention — This plan was approved by the Board on December 6, 2005. Its purposes are: (i) to align the interests of eligible employees with the interests of the Shareholders; (ii) to attract and retain key employees; and (iii) to ensure that key employees' incentives and rewards are consistent with the strategic business initiatives of DRAXIS and to achieve divisional and corporate financial goals to enhance shareholder value.

    Mechanism — The maximum plan award for any two-year cycle is established by the Board at the beginning of each cycle and is a percentage of a participant's average annual base salary for the cycle. A portion of the maximum plan award is determined based on DRAXIS' cumulative earnings per share target for the cycle ("Financial Portion") and a portion of the maximum plan award is determined based on the performance of the individual participant during the cycle ("Performance Portion"). The maximum percentage of the plan award comprised of the Financial Portion and the maximum percentage of the plan award comprised of the Performance Portion are identical for all participants within each cycle and are established by the Board. The portion of the maximum potential Financial Portion and the maximum potential Performance Portion that a participant will be awarded depends upon the earnings per share achieved during the cycle and whether the participant has achieved his or her performance objectives, respectively. The plan is administered by the President and Chief Executive Officer of DRAXIS under the supervision of the Board. All plan awards are paid in cash within 90 days of the end of a cycle. The first two year cycle for this plan terminated on December 31, 2007. There were no payments made in accordance with this plan for said cycle and, as of the date of this Circular, the Board has not approved a new cycle for this plan.

    Participants — Members of senior management of DRAXIS who are full time employees may be selected to participate in the plan. Members of the Executive Committee and those senior managers of DRAXIS who participate in an established incentive or participation plan of DRAXIS are excluded from participating in this plan. None of the Named Executive Officers may participate in the plan.

  Subsidiary Long Term Incentive Plans

    DRAXIMAGE, a division of DSPI

    Intention — To align further the interests of senior management in DRAXIMAGE (formerly DRAXIMAGE Inc.), a division of DSPI, for increasing the value of the division and therefore enhancing shareholder value of DRAXIS as a whole.

    Mechanism — The terms of this plan provide that, subject to the achievement of certain conditions, DRAXIS will make payments to plan participants in the form of cash based on the increase in the fair market value of DRAXIMAGE as of the date of the onset of the Plan and the date of termination of the Plan.

    Participants — Selected members of senior management of DRAXIMAGE as designated by DRAXIS. Mr. Jean-Pierre Robert participates in this plan but received no award under the plan in 2007.

    DRAXIS Pharma, a division of DSPI

    Intention — In September 2003, the then-existing Equity Participation Plan of DRAXIS Pharma Inc. (as of January 1, 2005 known as DRAXIS Pharma, a division of DSPI) was terminated and replaced with a Long Term Equity Incentive Plan to provide certain senior management employees of DRAXIS Pharma with a meaningful incentive to increase the value of DRAXIS and to allow management to share in the benefits of that value creation.

    Mechanism — The terms of this plan provide that eligible participants have a right to receive the cash value of phantom equity shares of DRAXIS Pharma on the plan expiry date or other designated termination event. In order for an eligible participant to receive a termination distribution amount with respect to this plan, certain financial ratios must be met by DRAXIS Pharma.

    Participants — Selected members of senior management of DRAXIS Pharma division as designated by DRAXIS. DRAXIS made no payments under this plan to the Named Executive Officers in 2007 but payments were made in 2007 to two participants who are not Named Executive Officers.

    See also "The Arrangement — Executive Long Term Incentive Plans" in the Circular.

Employment Contracts and Termination of Employment

        See "The Arrangement — Interest of Certain Persons in the Arrangement — Change of Control Agreements" in the Circular.

Report of Human Resources and Compensation Committee on Executive Compensation

        Composition of the Committee — Messrs. Brian King*, Bruce Simpson and John Vivash are members of the Committee. None of these persons are or have been officers or are employed by DRAXIS or its subsidiaries. Each of the members is "independent" within the meaning of Canadian NI 58-101. The composition of this Committee did not change during the year ended December 31, 2007.

        Meetings — The committee meets as required but at least two times a year. During the fiscal year ended December 31, 2007, there were seven meetings of the Committee.

        Mandate — To review and approve executive compensation policies and levels for executive officers as proposed by the Chief Executive Officer in accordance with the mandate of the committee as set out in its charter (see "Information concerning DRAXIS — Statement of Corporate Governance Practices — Committees of the Board — Human Resources and Compensation Committee").

  Philosophy

    •
    To emphasize "at risk" performance-based annual executive compensation by ensuring that incentive based compensation comprises a significant component of senior executives' total compensation.

    •
    To assist in attracting and retaining qualified and experienced executives.

    •
    To motivate executives to achieve individual and group performance objectives consistent with creating shareholder value by linking long term executive compensation to such value.

    •
    To weigh qualitative factors as a whole in assessing the individual performance of senior management by considering matters such as leadership ability, the management of major projects and the specific tasks allocated to executives.

  Executive Compensation Components

    1.
    Base Salaries

    Executive base salaries are set annually in the appropriate salary range, based on the executive's experience, responsibilities and expected performance. The committee regularly reviews the competitiveness of executive compensation, which includes CEO compensation, in order to determine if market conditions are met.

    In addition, in 2007 the committee used data obtained from a third-party cash compensation survey which comprised data from 269 companies in the Biotechnology sector. Data from 46 of these companies was reviewed. The committee also reviewed a representative sample of management proxy circulars of Canadian and U.S. companies in the pharmaceutical and biotechnology sector to determine whether the range of the compensation paid to the Named Executive Officers and other senior executives by DRAXIS reflected market conditions. The 2006 financial data that was reviewed was aged by 5%. According to this review, it was determined that the compensation paid to executives is on average in the lowest 30th percentile.

    Named Executive Officers and other senior executives may choose to receive up to 20% of their base salary in Deferred Share Units. See "Information concerning DRAXIS — Executive Compensation — Deferred Share Unit Plan".

    2.
    Annual Bonuses

    Discretionary bonus awards for individual senior executives, including the CEO, are determined through a formula which includes an assessment of corporate performance against corporate objectives, an assessment of business unit performance against business unit objectives, where

*
Mr. Brian King is not seeking re-election as a director at the Meeting.

    applicable, and by an assessment of the individual's performance against the personal non-financial objectives set out in the annual review process. The maximum percentage of annual bonus to be received by each executive is set out in each executive's employment agreement. Fifty percent of the bonus is based on DRAXIS' financial performance and the other fifty percent is based on the achievement of the individual performance against personal objectives. Discretionary bonuses are also available for individual executives where the committee believes such an award is merited. Bonuses are normally awarded in February for the preceding fiscal year.

    Bonus eligibility for financial achievement normally begins at the 95th percentile of achievement and maximizes at the 105th percentile.

    Corporate financial performance objectives generally relate to the achievement of budgeted profitability, revenue growth, expense management and the acquisition of products and businesses.

    Business unit performance objectives generally relate to the achievement of budgeted operating profitability.

    Personal performance objectives generally relate to individualized financial and non-financial objectives for executives which are established each year with the executive. They are assessed according to a rating scale with full points given for on-time achievement of objectives and no points given for objectives for which no activity has been commenced.

    In 2007, the bonuses paid to senior executives for the 2006 fiscal year, including the CEO, were based on achievement of corporate financial objectives, business unit performance objectives, where applicable, and achievement of specific personal performance objectives. Named Executive Officers and other senior executives may choose to receive 100% of their bonus in Deferred Share Units. See "Information concerning DRAXIS — Executive Compensation — Deferred Share Unit Plan".

    3.
    Pension Plan

    DRAXIS does not provide any form of pension program for its senior management.

    4.
    Stock Options

    The Committee subscribes to the principle that equity based incentives to executives of DRAXIS should be performance-based in order to ensure that executive compensation is aligned with DRAXIS' performance. The options issued to executives are governed by the Stock Option Plans. The amount and the terms of existing options are not taken into account when new grants are made to the executives. The senior executives are granted options each January 1st. All options are granted at the closing price of the Common Shares on the TSX for the trading day immediately preceding their grant date. See "Information concerning DRAXIS — Executive Compensation — Stock Option Plan".

    Options to purchase 230,000 Common Shares were issued to Named Executive Officers in 2007. See "Information concerning DRAXIS — Executive Compensation — Stock Option Plan".

    5.
    RRSP Contributions

    In accordance with the terms of their respective employment agreements and in lieu of participation in DRAXIS' Employee Group Registered Retirement Savings Plan, executive officers of DRAXIS were paid an amount equal to 5% of their respective base salaries for the period of January 1st, 2007 to December 31st, 2007 for RRSP purposes.

  Compensation of the Chief Executive Officer

        In 2007, Dr. Barkin's compensation was determined by the Committee according to the same executive compensation philosophy and components that apply to all executives of DRAXIS described above. See "Information concerning DRAXIS — Executive Compensation — Executive Compensation Components". Specifically, the Committee's assessment of the CEO's performance for 2007 considered matters such as the development of appropriate operating and strategic direction and action plans for DRAXIS, meeting key objectives, identification of significant issues and challenges facing DRAXIS and the development of appropriate solutions to address such issues and challenges. According to the review of executive base salaries as described above, Dr. Barkin's compensation was in a range between the last quartile and the median of the compensation paid to CEOs of the companies included in the third-party compensation survey and the management proxy circulars which were reviewed.

        On October 31, 2007, DRAXIS announced that Dr. Barkin was resigning as President and CEO of DRAXIS effective December 31, 2007. On January 8, 2008, DRAXIS announced that Mr. Dan Brazier was appointed President and CEO of DRAXIS effective January 1, 2008.

    The determinations of the committee have been endorsed by the Board.

    Submitted by the Human Resources and Compensation Committee:

Brian M. King	Bruce W. Simpson	John A. Vivash

  Stock Performance Graph

        The following performance graph compares the cumulative total shareholder return over the last fiscal five years on the Common Shares o with the cumulative total return of the TSX Total Return Index and the NASDAQ Total Return Index (U.S. and Foreign), assuming reinvestment of dividends at 100% of the market price on each of the dividend payment dates.

Five Year Total Shareholder Return on $100 Investment
(Dividends Reinvested)

  Share performance — (based on $100 invested on December 31, 2002)

        Over the past five years, the annual compounded return on DRAXIS' common shares was 11.9%, as compared with the TSX Total Return Index of 18.4% and the NASDAQ Total Return Index of 15.4% (U.S. and Foreign).

  Compensation of Directors

        The compensation of the Board has not changed since January 1, 2005 at which time DRAXIS used a third-party survey related to Board compensation in Canada to determine what payments should be made to the Board. Directors who are employees of DRAXIS do not receive any compensation in their capacity as directors. During the 2007 year, each director, other than Dr. Martin Barkin* and the Chairman of the Board, received an

*
Dr. Martin Barkin resigned as a director effective December 31, 2007.

annual honorarium of CDN$17,500 plus a meeting fee of CDN$1,500 for each Board of Directors and committee meeting attended, including the meetings attended via teleconference. Related travel and out-of-pocket expenses to attend Board and Committee meetings were also reimbursed to each director. The members of the Special Committee created in May 2006 received compensation of CDN$1,500 for each meeting they attended, including the meetings attended via teleconference and each received a retainer fee of CDN$10,000 (CDN$15,000 for the chairman). In addition, the Chairs of each of the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee received an annual retainer of CDN$5,000. The chairman of the Audit Committee received an annual retainer of CDN$10,000. Directors who are employees of DRAXIS do not receive any compensation in their capacity as directors. For the year ended December 31, 2007, in addition to the retainer of CDN$5,000 received as chairman of the Human Resources and Compensation Committee, Mr. Brian King received CDN$95,000 as non-executive chairman of the Board, CDN$15,000 as the chairman for the Special Committee and CDN$12,000 for attending meetings of the Special Committee. He did not otherwise receive meeting fees as a director.

        The following table sets forth the total compensation paid to each director in the year ended December 31, 2007. All amounts in the table are set forth the in Canadian dollars. Martin Barkin, as an employee of DRAXIS, did not receive any compensation in his capacity as a director.

	Leslie Dan	George Darnell (1)(2)	Rolf Henel (1)(2)	Brian King (3)(4)(5)	Samuel Sarick (1)(4)	Bruce Simpson (1)(3)(4)	John Vivash (2)(3)(4)

Annual Retainer	$17,500	$17,500	$17,500	$95,000	$17,500	$17,500	$17,500

Chairman Retainer	—	—	—	$5,000	$10,000	—	$5,000

Committee Retainer	—	$5,000	$5,000	$15,000	$15,000	$7,500	$10,000

Committee meetings	—	$15,000	$15,000	$12,000	$16,500	$24,000	$30,000

Board meetings	$16,500	$16,500	$16,500	—	$16,500	$18,000	$18,000

TOTAL	$34,000	$54,000	$54,000	$127,000	$75,500	$67,000	$80,500

Options	15,000	15,000	15,000	20,000	15,000	15,000	15,000

(1)
Member of the Audit Committee

(2)
Member of the Nominating and Corporate Governance Committee

(3)
Member of the Human Resources and Compensation Committee

(4)
Member of the Special Committee created in May 2006. Mr. Bruce Simpson became a member of this Committee on October 31, 2007.

(5)
Mr. Brian King will not be seeking re-election as a director and a substitute member will have to be elected for each Committee in which he participated.

        Each of the directors (excluding the President and Chief Executive Officer) is awarded 15,000 options as partial compensation for services rendered as directors each January 1st. The Chairman of the Board is awarded an additional 5,000 options. All options are granted at the closing price of the Common Shares on the TSX for the trading day immediately preceding their grant date.

        From time to time, special committees of the Board, such as the Special Committee constituted in May 2006, are appointed to consider special issues. Compensation for work on such committees is set based on the amount of work involved.

Minimum Shareholding Requirements

        In June 2001, the Board established a corporate policy requiring each then current Director to acquire by June 2004 (or in the case of future Board members, within three years of their appointment) common shares in DRAXIS equal to five times his or her annual honorarium. All directors who were to comply with this requirement by June 2004 were in compliance as of said date. In February 2005, the Board adopted a resolution amending this policy to fix the number of Common Shares to be so held at 15,000. Compliance with this policy is monitored annually by the Nominating and Corporate Governance Committee. As at April 25, 2008, all directors were compliant with this policy.

Indebtedness of Directors and Officers

        As at April 25, 2008, there was no indebtedness owing to DRAXIS by any of its past or present executive officers or directors.

Interest of Informed Persons in Material Transactions

        The building which housed DRAXIS' head office premises at 6870 Goreway Drive in Mississauga, Ontario until February 29, 2008, is owned 50% by Samuel Sarick Limited, a corporation wholly-owned by Mr. Sarick, a Director of DRAXIS. The original lease for the premises was entered into on April 25, 1994 between Samuel Sarick Limited, Kentlake Construction Limited and Anec Investments Limited, as landlord, and DRAXIS, as tenant. The lease renewal was negotiated between DRAXIS and Samuel Sarick Limited on an arm's length basis with the assistance of Colliers International retained by DRAXIS and was renewed with the approval of the Board effective May 1, 1999 for a period of five years and renewed again on April 26, 2004 for a period of two years, which expired on May 31, 2006. DRAXIS leased the premises on a month to month basis on the same terms and conditions as the ones which expired on May 31, 2006 until February 29, 2008. DRAXIS believes that the lease terms were consistent with arm's length comparables and that the annual rent payable of $139,374 was at fair market value. DRAXIS ceased leasing the premises on February 29, 2008.

Directors' and Officers' Liability Insurance

        DRAXIS currently maintains CDN$25,000,000 of directors' and officers' liability insurance coverage for the officers and directors of DRAXIS and its affiliates at an annual cost to DRAXIS of CDN$296,270. The insurance coverage is subject generally to a deductible of CDN$250,000 per claim against DRAXIS or its affiliates for all claims and a deductible of $500,000 for U.S. securities claims.

Shareholder Proposals

        If the Arrangement is not completed, proposals of holders of Common Shares intended to be presented at the annual meeting of Shareholders for the year ended December 31, 2008 (which shall be held in 2009) must be received by DRAXIS, c/o Alida Gualtieri, General Counsel and Secretary, DRAXIS Health Inc., 16751 Trans-Canada Highway, Kirkland, Québec H9H 4J4, no later than December 17, 2008 for inclusion in DRAXIS' management proxy circular and form of proxy relating to that meeting. It is recommended that proposals be delivered to DRAXIS by registered mail.

Normal Course Issuer Bids

        On November 1, 2006, the Board authorized the purchase of up to 10% of the public float of DRAXIS' common shares through a Normal Course Issuer Bid (the "2006 Issuer Bid") to be commenced on December 20, 2006. Pursuant to the acceptance by the TSX, on December 18, 2006, of the Notice of Intention to make the 2006 Issuer Bid, DRAXIS was authorized to purchase on the open market through the facilities of the Toronto Stock Exchange up to 3,397,011 common shares for cancellation, representing 10% of the 33,970,112 common shares in the public float as at December 14, 2006. DRAXIS purchased 130,100 common shares under the 2006 Issuer Bid, which terminated on December 19, 2007.

        On January 7, 2008, the Board authorized the purchase of up to 10% of the public float of DRAXIS' common shares through a Normal Course Issuer Bid (the "2008 Issuer Bid") to be commenced on January 21, 2008. The 2008 Issuer Bid enables DRAXIS to purchase on the open market through the facilities of the Toronto Stock Exchange up to 4,072,054 common shares for cancellation, representing 10% of the 40,720,539 common shares in the public float as at January 14, 2008. Pursuant to the acceptance by the TSX, on January 16, 2008, of the Notice of Intention to make a Normal Course Issuer Bid, DRAXIS is authorized to purchase common shares under the 2008 Issuer Bid commencing on January 21, 2008 until January 20, 2009, or until such earlier date when DRAXIS purchases the maximum allowable number of shares or elects to terminate the 2008 Issuer Bid. Subject to any block purchases made in accordance with the rules of the TSX, DRAXIS is subject to a daily repurchase restriction of 23,084 common shares, which represents 25% of the average daily trading volume of DRAXIS' common shares on the TSX for the six months ended December 31, 2007. As of April 25, 2008, DRAXIS had not purchased any common shares under the 2008 Issuer Bid.

APPENDIX H — RESOLUTION TO RECONFIRM THE SHAREHOLDER RIGHTS PLAN

RESOLVED THAT:

1.    The Shareholder Rights Plan, as set out in the Shareholder Rights Plan Agreement dated April 23, 2002 between the Corporation and Computershare Trust Company of Canada, as trustee, which is described and summarized in the attached Management Proxy Circular of the Corporation dated April 25, 2008, be and is hereby reconfirmed; and

2.    Any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents or instruments, and to do or cause to be done all such other acts or things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfil the intent of the foregoing.

H-1

APPENDIX I — CHARTER OF THE BOARD OF DIRECTORS

I.     General Purpose of the Board:

  The Board's primary responsibility is to foster the long-term success of DRAXIS consistent with the Board's fiduciary responsibility to the shareholders to maximize shareholder value.

  The Board of Directors has plenary power. Any responsibility not delegated to management or a Committee of the Board remains with the Board. These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

  The specific statutory duties of the Directors are dictated by the Canada Business Corporations Act. The Board of Directors has the statutory duty to supervise the management of the business and affairs of DRAXIS. The Board shall also oversee the current functioning and future growth of DRAXIS.

  In general, the Board is responsible for:

    a)
    adopting a strategic planning process for DRAXIS;

    b)
    adopting a communications policy for DRAXIS;

    c)
    overseeing the financial integrity of DRAXIS;

    d)
    monitoring compliance with the corporate objectives of DRAXIS;

    e)
    approving and ascertaining that DRAXIS monitor adherence to its Code of Ethics and Business Conduct;

    f)
    appointing the Chief Executive Officer (CEO), monitoring his performance and ascertaining that succession plans are in place with respect to the CEO and senior management;

    g)
    ensuring that appropriate structures and procedures are in place so that the Board can function independently from management;

    h)
    establishing performance measures for DRAXIS and its management;

    i)
    monitoring compliance with legal requirements and ascertaining that DRAXIS has procedures concerning the proper preparation, approval and maintenance of documents and records;

    j)
    approving changes in the By-laws and Articles of Incorporation, and agendas for shareholder meetings;

    k)
    approving DRAXIS' legal structure, name and logo; and

    l)
    performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

II.    Delegation of Powers to Committees, the Chief Executive Officer and Management:

  The Board of Directors may:

    a)
    delegate their powers to Committees of the Board and to the President and CEO;

    b)
    assign their duties to Committees of the Board; and

    c)
    delegate to management powers to manage DRAXIS' business and affairs.

  Certain matters cannot, however, be delegated by the Board, including filling vacancies on the Board, declaring dividends, purchasing securities issued by DRAXIS, issuing securities except as authorized by the Board, and approving a proxy circular or financial statements.

III.  Standards of Performance Required of Directors:

  1.
  Fiduciary Duty

  When exercising their powers and discharging their duties, Directors must act honestly and in good faith with a view to the best interests of DRAXIS. The Directors are thus fiduciaries vis-a-vis DRAXIS and, as such, they must advance the interests of DRAXIS in an impartial and disinterested manner. In particular, Directors must not allow personal or business interests to conflict with the interests of DRAXIS. Directors must not use their position as such, and information and knowledge derived from their position, for their personal gain or advantage.

  Directors are also subject to a duty of confidence regarding the affairs of DRAXIS. Directors should not disclose or provide to others access to confidential information about DRAXIS.

  2.
  Standard of Care

  When exercising their powers and discharging their duties, Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. This standard requires Directors to devote the necessary time and attention to the affairs of DRAXIS and its subsidiaries, make necessary enquiries of management and others so as to make informed decisions, and make use of their education and experience.

IV.    Composition and Board Organization:

  Nominees for Directors are initially considered and recommended by the Nominating and Corporate Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of DRAXIS.

  A majority of Directors comprising the Board must meet the independence and unrelated director requirements of all Applicable Laws, regulations and listing requirements to which DRAXIS is subject.

  Directors who are not members of management will meet without management present and without any director who is not considered an unrelated and independent director in accordance with the above provisions at every regularly scheduled Board meeting to discuss matters of interest independent of any influence from management.

  Certain of the responsibilities of the Board referred to herein may be delegated to Committees of the Board. The responsibilities of those Committees will be as set forth in their terms of reference, as amended from time to time.

V.     Duties and Responsibilities:

  1.
  Managing the Affairs of the Board

  The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in Section I. Subject to these legal obligations and to the Articles and By-laws of DRAXIS, the Board retains the responsibility for managing its own affairs, including:

    a)
    planning its composition and size;

    b)
    selecting its Chair;

    c)
    nominating candidates for election to the Board;

    d)
    approving Committees of the Board and membership of Directors thereon;

    e)
    determining Director compensation, including reviewing the adequacy and form of compensation of Directors to ensure that it realistically reflects the responsibilities and risks involved in being an effective Director;

    f)
    regularly assessing, through its Nominating and Corporate Governance Committee, the effectiveness of the Board, Committees and Directors in fulfilling their responsibilities; and

    g)
    adopting an orientation program for new Directors and a continuing education program for Directors to assist them in understanding the nature and operation of the business of DRAXIS, the role of the Board and its Committees and the individual contribution that Directors are expected to make.

  2.
  Management and Human Resources

  The Board has the responsibility for:

    a)
    the appointment and succession of the CEO and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO's duties;

    b)
    approving position descriptions for directors and for the CEO and approving the corporate objectives which the CEO is responsible for meeting;

    c)
    reviewing CEO performance at least annually, against agreed-upon written objectives;

    d)
    approving decisions relating to senior management, including:

    i
    the appointment and discharge of officers of DRAXIS and members of the senior leadership team;

    ii
    the compensation and benefits for members of the senior leadership team;

    iii
    the acceptance of outside Directorships on public companies by executive officers;

    iv
    the annual corporate and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and

    v
    the employment contracts, termination and other special arrangements with executive officers, or other employee groups if such action is likely to have a subsequent material impact on DRAXIS or its basic human resource and compensation policies;

    e)
    monitoring the performance of senior management;

    f)
    to the extent feasible, satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and other senior officers create a culture of integrity throughout DRAXIS;

    g)
    ensuring succession planning programs are in place, including programs to train and monitor senior management;

    h)
    approving any related party transaction or any transaction involving a Director or officer of DRAXIS, regardless of materiality; and

    i)
    approving compensation and benefit program matters relating to all employees.

  3.
  Strategy and Plans

  The Board has the responsibility to:

    a)
    adopt a strategic planning process and approve, at least annually, a strategic plan which takes into account, among other things, the opportunities and risks of the business of DRAXIS which management had identified. As part of its approval function, the Board will approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to DRAXIS;

    b)
    approve capital commitment and expenditure budgets and relating operating plans;

    c)
    approve the financial and operating objectives used in determining compensation;

    d)
    approve corporate, political and charitable donation budgets;

    e)
    approve material divestitures and acquisitions; and

    f)
    monitor management's achievements in implementing major corporate strategies and objectives, in light of changing circumstances.

  4.
  Financial and Corporate Issues

  The Board has the responsibility to:

    a)
    take reasonable steps to ensure the implementation and integrity of DRAXIS' internal control and management information systems;

    b)
    review operational and financial results;

    c)
    approve annual financial statements and managements' discussion and analysis relating thereto;

    d)
    approve quarterly financial results and managements' discussion and analysis relating thereto and approve the release thereof and the release of earnings announcements by management;

    e)
    approve the Management Proxy Circular, Annual Information Form, the Annual Report and documents incorporated by reference therein;

    f)
    declare dividends, if any;

    g)
    approve any disposition or expenditure in excess of $1,000,000;

    h)
    approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

    i)
    following review of the recommendation of the Audit Committee, recommend to shareholders the appointment of external auditors;

    j)
    approve banking resolutions and significant changes in banking relationships;

    k)
    approve contracts, leases and other arrangements or commitments that may have a material impact on DRAXIS;

    l)
    approve spending authority guidelines; and

    m)
    approve the commencement or settlement of litigation that may have a material impact on DRAXIS.

  5.
  Business and Risk Management

  The Board has the responsibility to:

    a)
    ensure that management has identified the principal risks of DRAXIS' business and implemented appropriate systems to manage these risks, including insurance coverage, where appropriate;

    b)
    review reports on capital commitments and expenditures relative to approved budgets;

    c)
    review operating and financial performance relative to budgets or objectives;

    d)
    monitor management control systems:

    i
    evaluate and assess information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems; and

    ii
    understand principal risks and determine whether DRAXIS achieves a proper balance between risk and returns and that management ensures that systems are in place to address risks identified.

  6.
  Policies and Procedures

  The Board has the responsibility to:

    a)
    adopt a communications policy for DRAXIS;

    b)
    monitor compliance with all significant policies and procedures by which DRAXIS is operated;

    c)
    direct management to ensure DRAXIS operates at all times within Applicable Laws and regulations and in accordance with the Code of Ethics and Business Conduct;

    d)
    provide policy direction to management while respecting management's responsibility for day-to-day management of DRAXIS' businesses; and

    e)
    review significant new corporate policies or material amendments to existing policies.

  7.
  Compliance Reporting and Corporate Communications

  The Board has the responsibility to:

    a)
    ascertain that DRAXIS has in place effective communication processes with shareholders (including measures for receiving feedback from shareholders) and other stakeholders and financial, regulatory and other recipients;

    b)
    approve interaction with shareholders on all items requiring shareholder response or approval;

    c)
    ascertain that the financial performance of DRAXIS is reported to shareholders, other security holders and regulators on a timely and regular basis;

    d)
    ascertain that DRAXIS shall have measures in place for the timely reporting of any other developments that have significant and material impact on DRAXIS; and

    e)
    report annually to shareholders on the Board's stewardship for the preceding year.

  8.
  Notification

  The Board has adopted a policy that requires any Director who finds himself in a conflict of interest situation to notify the Chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee shall in turn advise the Board and provide recommendations on the member's continued service to DRAXIS as a Director under such circumstances.

VI.   Periodic Review of Board Effectiveness and Director's Effectiveness:

  The Nominating and Corporate Governance Committee is responsible to make an annual assessment of the overall performance of the Board and to report its findings to the Board.

  The assessment will examine the effectiveness of the Board as a whole and will specifically review areas that the Board and / or management believe could be improved to ensure the continued effectiveness of the Board in the execution of its responsibilities.

  The assessment of the performance of individual Directors is the responsibility of the Nominating and Corporate Governance Committee.

VII. Meetings Without Management:

  The Board appreciates the value of the regular attendance at each board meeting of non-board members who are members of DRAXIS' senior management.

  Attendance by senior management who are not on the Board shall be determined by the CEO with the concurrence of the Chair.

  Management attendees will be excused for any agenda items that are reserved for discussion among Directors only.

VIII.  Ability of Directors to Retain Advisors:

  Occasionally, individual Directors may need the services of an advisor or expert to assist on matters involving their responsibilities as board members. The Board has determined that any Director who wishes to engage an outside advisor at the expense of DRAXIS may do so if he or she first obtains authorization of the Chair.

IX.   Committee Review:

  The Board periodically reviews the composition of Committees.

Please direct all inquiries to:

Questions and Further Assistance

        If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact the proxy solicitation agent at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-374-9878

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  Exhibit 99.1
DRAXIS HEALTH INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TABLE OF CONTENTS
DRAXIS HEALTH INC. MANAGEMENT PROXY CIRCULAR
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
REPORTING CURRENCIES AND EXCHANGE RATES
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD LOOKING STATEMENTS
INFORMATION CONTAINED IN THIS CIRCULAR
GLOSSARY OF TERMS
SUMMARY
THE ARRANGEMENT
THE ARRANGEMENT AGREEMENT
MARKET PRICE AND TRADING VOLUME DATA
DISSENTING SHAREHOLDERS' RIGHTS
CERTAIN TAX CONSIDERATIONS
RISK FACTORS
OTHER MATTERS COMING BEFORE THE MEETING
INFORMATION CONCERNING DRAXIS
INFORMATION REGARDING JUBILANT AND THE PURCHASER
GENERAL INFORMATION CONCERNING THE MEETING
LEGAL MATTERS
ADDITIONAL INFORMATION
QUESTIONS AND FURTHER ASSISTANCE
APPROVAL OF DIRECTORS
APPENDIX A — ARRANGEMENT RESOLUTION
APPENDIX B — PLAN OF ARRANGEMENT
NOTICE OF PRESENTATION
APPENDIX D — NOTICE OF APPLICATION FOR FINAL ORDER
APPENDIX E — OPINION OF BANC OF AMERICA SECURITIES CANADA CO.
APPENDIX F — SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT
APPENDIX G — INFORMATION CONCERNING DRAXIS
APPENDIX H — RESOLUTION TO RECONFIRM THE SHAREHOLDER RIGHTS PLAN
APPENDIX I — CHARTER OF THE BOARD OF DIRECTORS